SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL REPORT 2002

Collective Person No. 503 215 058 - Share Capital: Euro 1,254,285,000

Registered at the Conservatory of the Commercial Registry of Lisbon under No. 3602, Section 4

Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa

CONSOLIDATED REPORT - 2002

CONTENTS

HIGHLIGHTS	8
MAIN EVENTS IN 2002	11
CHAIRMAN STATEMENT	14
CEO STATEMENT	16
MANAGEMENT REPORT	20
1. BACKGROUND	20
2. BUSINESS ENVIRONMENT	25
3. CAPITAL MARKET	35
4. EMPLOYEES	41
5. RESEARCH AND DEVELOPMENT	42
6. SOCIAL AND ENVIRONMENTAL IMPACT	43
7. INFORMATION SYSTEMS	45
8. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	45
9. CORPORATE GOVERNANCE	62
10. SUSBSEQUENT EVENTS	78
11. PROSPECTS	79
CONSOLIDATED FINANCIAL STATEMENTS	82
REPORT OF INDEPENDENT AUDITORS	159
APPENDIXES	160
BREAKDOWN OF CONSOLIDATED OPERATING REVENUES	161
OPERATING DATA BY BUSINESS AREA	163
PT MANAGEMENT	170
INFORMATION TO SHAREHOLDERS	173

4	2002 ANNUAL REPORT

PT Group Structure

5	2002 ANNUAL REPORT

6	2002 ANNUAL REPORT

7	2002 ANNUAL REPORT

8	2002 ANNUAL REPORT

HIGHLIGHTS

Consolidated Results

	2002	2001	Δ %
		*Euro million, except **	
Operating Revenues	5,582	5,727	(2.5)
EBITDA	2,230	2,124	5.0
Operating Income	1,267	1,168	8.5
Other Expenses (Income)	613	1,028	(40.4)
Consolidated Net Income	391	307	27.2
Earnings per Share * (Euro)	0.31	0.25	27.2

Margins and Ratios

	2002	2001	Δ %
EBITDA Margin (Consolidated) * (%)	39.9	37.1	2.9 p.p.
EBITDA/Net Interest * (no. of times)	11.8	7.1	n.m.
Net Debt/(Net Debt + Shareholders' Equity) * (%)	56.5	53.9	2.6 p.p.
Total Investment (1)	1,105	3,837	(71.2)
Capex (2)	776	1,316	(41.0)
EBITDA - Capex (2)	1,454	808	79.9

Financial Data (3)

	2002	2001	Δ %
		Euro million	
Net Assets	13,726	17,636	(22.2)
Net Debt	4,037	5,456	(26.0)
Shareholders' Equity	3,111	4,667	(33.3)
Share Capital	1,254	1,254	0.0

Customers / Accesses

	2002	2001	Δ %
		million	
PT's Total Customers	18.8	16.5	13.9
Portugal	11.1	10.2	9.3
International Market (4)	7.7	6.3	21.3

Employees

	2002	2001	Δ %
		number	
PT Employees	23,109	20,887	10.6
Portugal	16,893	17,822	(5.2)
International Market (4)	6,216	3,065	102.8
Productivity			
Fixed Main Lines per Employee - Portugal	403	418	(3.4)
Fixed and Mobile Lines per Employee - Portugal	748	714	4.7

Notes: Information based on full consolidation of Telesp Celular.

(1) Not including the investment in the acquisition of the ownership of the fixed network by Euro 365 million, including the concession rental of 2002 amounting to Euro 17 million.

(2) Not including the Goodwill and the impact of the acquisition of the ownership of the fixed network.

(3) Proportionally consolidating 50% of assets and liabilities of Brasilcel in 2002 - the wireless JV between PT and Telefónica in Brazil.

(4) Fully and proportionately consolidated companies.

Main Figures by Business Area

PT Comunicações

	2002	2001	Δ %
			*Euro million, except **
Operating Revenues	2,301	2,423	(5.0)
EBITDA	957	1,045	(8.4)
EBITDA Margin * (%)	41.6	43.1	(1.5) p.p.
Net Income	349	274	27.2
Capex	228	327	(30.2)
EBITDA minus Capex	729	718	1.5
Capex / Operating Revenues (%)	9.9	13.5	(3.6) p.p.

PT Prime

	2002	2001	Δ %
			*Euro million, except **
Operating Revenues	335	268	24.9
EBITDA	32	27	18.4
EBITDA Margin * (%)	9.5	10.0	(0.5) p.p.
Net Income	(43)	(27)	60.1
Capex	41	67	(38.7)
Capex / Operating Revenues (%)	12.2	24.9	(12.7) p.p.

TMN

	2002	2001	Δ %
			*Euro million, except **
Operating Revenues	1,475	1,394	5.8
EBITDA	623	538	15.7
EBITDA Margin * (%)	42.3	38.6	3.6 p.p.
Net Income	260	271	(4.2)
Capex	283	283	(0.2)
EBITDA minus Capex	341	255	33.5
Capex / Operating Revenues (%)	19.2	20.3	(1.2) p.p.

Telesp Celular

	2002	2001	Δ %
			*Euro million, except **
Operating Revenues	1,218	1,402	(13.1)
EBITDA	513	459	11.8
EBITDA Margin * (%)	42.1	32.7	9.4 p.p.
Net Income	(34)	(519)	(93.4)
Capex	88	458	(80.7)
EBITDA minus Capex	425	1	n.s.
Capex / Operating Revenues (%)	7.2	32.7	(25.4) p.p.

PT Multimedia

	2002	2001	Δ %
			*Euro million, except **
Operating Revenues	676	626	8.1
EBITDA	76	43	78.6
EBITDA Margin * (%)	11.2	6.8	4.4 p.p.
Net Income	(137)	(117)	17.2
Capex	85	144	(40.9)
Capex / Operating Revenues (%)	12.5	22.9	(10.4) p.p.

Note: Values above include intra-group transactions.

11	2002 ANNUAL REPORT

MAIN EVENTS IN 2002

March 8

Launch by PT Multimedia of an offer to acquire the remaining PTM.com shares that it did not already own. The price of this offer was Euro 1.93 for each PTM.com share.

March 22

Delist of PTM.com from the Euronext Lisbon stock exchange. PT Multimedia acquired 100% of PTM.com’s share capital.

April 23

Approval at the AGM of the proposal to pay a cash dividend for 2001 amounting to Euro 125 million, equivalent to Euro 0.10 per share and corresponding to a pay-out ratio of 40.8%.

Approval at the AGM of an amendment to the Company’s articles of association providing that the positions of Chairman of the Board of Directors and CEO may be filled by separate individuals, in line with best international practice on corporate governance. Also pursuant to this amendment, the Executive Committee of PT is now appointed by the Board of Directors from among its members.

May 23

Dividend payment for 2001 amounting to Euro 0.10 per share, equivalent to a total of Euro 125 million.

May 28

Announcement of the new Executive Committee members and the implementation of the new corporate governance model of the Group.

June 19

PT’s Investor Day was held, where the Company’s Executive Committee met with institutional investors and financial analysts to present the new management model, its corporate strategy and evolution and major targets for each business area for 2003.

Announcement of the Executive Committee’s proposal to the Board of Directors a cash dividend payment for 2002 amounting to Euro 0.16 per share, equivalent to a total of approximately Euro 201 million, was announced.

June 27

A provision for impairment amounting to Euro 500 million was recorded. This provision included an estimated impairment of the investment in Telesp Celular Participações in the amount of Euro 1,500 million, net of the estimated tax effect of Euro 1,000 million resulting from the corporate restructuring of the mobile businesses, which was in progress as of that date.

12	2002 ANNUAL REPORT

June 28

Announcement by Telesp Celular Participações of a share capital increase from R$ 1,873 million to R$ 4,370 million, through the issuance of 249,245 million common shares and 464,172 million preferred shares. The subscription price was set at R$ 3.50 per 1,000 common or preferred shares.

August 2

Approval in the Shareholders’ Meeting of PT Multimedia the change of its Board of Directors composition, through the increase in the number of its members from 11 to 15.

September 6

Completition by Telesp Celular Participações of its share capital increase, which generated cash proceeds in the amount of R$ 2,403 million. PT subscribed 80.5% of the new shares issued, thereby increasing its economic interest in Telesp Celular Participações from 41.23% to 65.12%. The consideration received in connection with this rights offering was used to reduce Telesp Celular Participações’ debt. Taking into account the subscription by minorities in this share capital increase, PT reduced its fully consolidated debt by Euro 176 million.

October 4

Opening Bell Ceremony on the New York Stock Exchange (the “NYSE”), by invitation of the Board of Directors of the NYSE.

October 17

Agreement to acquire PT Multimedia’s Internet and yellow pages activities, consisting of 100% of PTM.com, 24.75% of Páginas Amarelas and 50% of Sportinveste Multimédia, for a total consideration of Euro 199 million. This amount was used by PT Multimedia to repay to PT shareholder loans of the same amount grabted by PT.

October 18

Signement by PT and Telefonica of definitive legal documentation regarding the incorporation of the mobile joint venture company in Brazil, named Brasilcel, which, at the end of 2002, held 100% of the shareholdings of each of the PT and Telefonica groups in mobile telecomunications companies in Brazil. Simultaneously, and in order to maintain the 50/50 joint venture, Telefonica Móviles purchased a 14.68% stake in Telesp Celular Participações from PT for a cash amount of Euro 200 million on October 18. Brasilcel now owns 65.12% of the economic interest in Telesp Celular Participações and 93.66% of its voting rights.

December 11

Agreement to acquire the ownership of the basic telecommunications network from the Portuguese Government. PT agreed to prepay the future rental payments due under its current Concession Contract in exchange for full ownership of the network and no reversion of the assets related to the provision of the Concession services to the Portuguese State at the end of the Concession period. As part of this agreement, the Portuguese Government agreed also to fund certain loss-making services provided by PT Comunicações and pay the amount due to PT Comunicações related to discounts given to retired Portuguese citizens on behalf of the Portuguese State. PT paid Euro 365 million for the acquisition of the

13	2002 ANNUAL REPORT

ownership of the fixed network, including the 2002 concession rental amounting to Euro 17 million. The impact of this transaction on the consolidated net debt of PT, taking into account the payment by the Portuguese Government of receivables relating to discounts given to retired Portuguese citizens on behalf of the Portuguese State, was approximately Euro 305 million.

December 27

Acquisition by Telesp Celular Participações of the remaining 17% of Global Telecom’s share capital for approximately US$ 82 million, and now owns 100% of its share capital.

Transferrance to Brasilcel by PT and Telefónica, at fair value, of 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil.

December 30

Completion of PT’s restructuring of its businesses, which resulted in the recognition of a tax credit amounting to Euro 1,350 million that was booked as a deferred tax asset in 2002.

Finalization of the determination of impairments related to certain financial investments of PT, which in combination with the tax credit described above, resulted in the utilization of Euro 401 million of the provision for impairment recorded on June 27, 2002. This provision was used to offset the impairment in PT’s financial investment in TCP, to cover PT’s losses on the impairment booked by PT Multimedia in connection with its investment in Lusomundo and also to cover certain other impairments on financial investments.

Celebration of the Pricing Convention for the fixed telephone service for 2002 and 2003, which established price caps on average annual price changes for calls, excluding international calls, of CPI-3% and CPI-2.75% for 2002 and 2003, respectively.

Completion of the incorporation of Marconi into PT Comunicações.

14	2002 ANNUAL REPORT

CHAIRMAN STATEMENT

The year 2002 was another excellent year in terms of operating and financial performance, which was achieved in a climate of good labour relations.

Although the macroeconomic environment was less favourable in 2002, we have continued to implement successfully the Group’s strategy of growing and developing its business portfolio, with a strong commitment to our mobile and multimedia businesses. Our mobile businesses in domestic and international markets represent 64% of total customers, 49% of revenues and 52% of EBITDA.

We have strengthened our commitment to increasing returns from our Brazilian investments with the formal launch of Brasilcel, our 50/50 joint venture with Telefónica that holds our combined mobile telecommunications businesses in Brazil. Brasilcel is the largest mobile operator in Latin America with around three times more customers than the second largest Brazilian operator. Brasilcel is, therefore, extremely well placed to retain customer loyalty and exploit synergies deriving from its size, thereby improving margins and cash flow.

PT also succeeded in further consolidating its financial structure in 2002, through debt reduction and restructuring. Debt was reduced by around Euro 1.4 billion on the back of a significant increase in cash flow, with net debt at year end totalling around Euro 4 billion. We also focused on debt restructuring, which involved increasing our debt maturity to more than four years and reducing the impact of foreign exchange fluctuations on earnings through lower exposure to the US dollar.

In addition, we increased our focus on cost reduction, including the launch of PT’s shared services platform (PT Pro) and the creation of a central purchasing unit at the Group level.

Net profit increased by 27% to Euro 391 million in 2002, notwithstanding the difficult economic conditions in Europe and South America. We intend to propose to the next Annual General Meeting a dividend of Euro 0.16 per share, which represents a 60% increase on the Euro 0.10 per share dividend paid in 2002.

In terms of corporate governance, the year 2002 was characterised by the implementation of a new model that is in line with international best practices for listed companies. Our objective is to increase management efficiency and transparency and simplify and increase the flexibility of the decision-making process. Our new corporate governance model clearly segregates the functions and responsibilities of the Board of Directors from those of the Executive Committee, which is now comprised of five members. The office of Chairman of the Board of Directors and that of President of the Executive Committee or CEO are no longer required to be filled by the same individual.

The Board of Directors is responsible for the designing PT’s strategy, whereas the Executive Committee is responsible for conducting its operations, enabling PT to improve its response time to market-driven challenges.

We have already initiated the necessary changes to adapt PT’s corporate governance model to the Sarbanes-Oxley Act, which was signed into law by President Bush in July 2002 and affects, among other things, the corporate governance standards of companies that have securities registered or are required to file reports under the U.S. Securities Exchange Act of 1934, as amended.

I welcome the new Executive Committee and Board Members who took office on May 28, 2002 and thank outgoing Board Members for their valuable and dedicated contribution to the Group.

I have confidence in our strategy, now geared more toward organic growth due to the current economic environment, through the improvement of our performance as the leading player in the Portuguese market and through the excellence of our services, our customer-first approach and our efforts to increase returns from our Brazilian operations. Maximising our cash flow potential and increased shareholder returns are the most visible results of PT’s strategy, unrivalled, I believe, among PT’s European telecom sector peers. These key drivers of our strategy will, I fully expect, result in enhancing the contributions and performance of all our employees.

15	2002 ANNUAL REPORT

Our year 2002 results provide a basis for optimism that we are heading in the right direction, continuing to do more and better and consolidating the position of our business group, over which I am proud to preside.

Francisco Murteira Nabo
Chairman of the Board of Directors

16	2002 ANNUAL REPORT

CEO STATEMENT

On PT’s Investor Day on June 19, 2002, we publicly disclosed our principal short and medium term targets to the national and international financial community. I am pleased to announce that all targets set for 2002 have been met in full and are providing an excellent platform for the year 2003.

We have succeeded in maintaining our growth pattern notwithstanding a difficult domestic and international macroeconomic environment, particularly in Brazil, where there has been a major devaluation of the Brazilian Real. We also increased EBITDA (operating income before depreciation and amortisation) by 5.0% to Euro 2,230 million, with positive contributions from our mobile and multimedia businesses. It is worth noting that the growth of PT’s EBITDA would have been around 13% if the value of the Euro/Brazilian Real exchange rate had not been changed during 2002.

Cost reduction initiatives allowed us to reduce operating costs by Euro 244 million. In addition, restructuring initiatives, such as centralisation of purchasing, rationalisation of real estate, integration of information systems, and the launch of PT’s shared services platform (PT Pro) in 2003, are expected to have a major impact on the Group’s future earnings.

To maximise cash flow under our cost rationalisation initiatives we set a goal of reducing Capex (investment in tangible and intangible assets) by 20% in 2002 Excluding the acquisition of the fixed telephone network at the end of 2002 (which was not considered to be part of our Capex program), the annual Capex figure was Euro 776 million. This was down 41% over 2001 and compares favourably with the objectives announced on Investor Day.

The acquisition of the fixed telephone network, including the 2002 concession rental fee of Euro 17 million, cost Euro 365 million. Including this acquisition, Capex would have been Euro 1,124 million in 2002. There was a double digit increase of 37% in EBITDA minus Capex to Euro 1,106 million in 2002. Excluding the acquisition cost of the fixed network, the size of the increase of this indicator would have been 80%.

Cash flow maximisation allowed us easily to achieve our debt reduction target for 2002. Our year end net debt was Euro 4 billion, a decrease of Euro 1.4 billion, or 26%, over 2001, as a result of an extensive debt restructuring program.

Debt restructuring allowed us to increase debt maturity to 4.5 years, delaying any significant financing needs until 2005, reducing average debt servicing costs to 5.5%, and neutralising the impact of currency exposure in our financial statements.

PT currently enjoys one of the most solid financial positions among companies in the European telecommunications sector. A sign of confidence in its financial strength was its decision to repurchase around Euro 350 million worth of debt.

Net income for 2002, including a Euro 234 million decrease in extraordinary results, was up 27% over last year to Euro 391 million. We shall be proposing to the next Annual General Meeting a dividend of Euro 0.16 per share, representing a return to shareholders of around Euro 200 million, in line with the commitment made on the Investor Day. This proposed dividend represents a pay-out ratio of around 50%, which is 10 percentage points higher than in 2001.

Another one of our objectives for 2002 was to improve the financial situation of PT Multimedia. In this regard, PT acquired PT Multimedia’s Internet business, its equity investments in Páginas Amarelas and Sportinvest as of September 2002. This financial and operational restructuring enabled us to enhance the delivery of broadband services within the Group, maximising the synergies of ADSL access services and fixed telephone services, as well as ensuring the future growth of broadband, another one of our priorities in terms of contributing towards the information society in Portugal.

At the end of 2002, Pay-TV services had 1,307 thousand customers with 140 thousand broadband Internet cable connections. TV Cabo achieved an EBITDA margin of around 20% in 2002 and exceeded the planned 20% fourth quarter target. Initiatives to maximise cash flow and rationalise costs in PT Multimedia were successful. Full recovery of this business area is now more dependent on the advertising market and macroeconomic prospects, which have had a significant negative affect on the media sector.

17	2002 ANNUAL REPORT

Telesp Celular and Global Telecom in Brazil performed solidly in operating terms. Notwithstanding greater competition in the State of São Paulo, Telesp Celular expanded its market share to 67% in 2002 and significantly increased its EBITDA margin in the second half, reaching 46% in the fourth quarter of 2002. Telesp Celular contributed around 23% to the EBITDA of the Group, notwithstanding the devaluation of the Real. Global Telecom achieved EBITDA break-even in 2002, increasing its market share by 6 percentage points to 41%, notwithstanding its status as a Band B operator still experiencing growth.

Telesp Celular Participações’ rights offering was successfully completed in September 2002. The proceeds of around R$ 2,400 million enabled the company to reduce debt and further consolidate its financial structure.

The most significant event in terms of our Brazilian mobile operations was undoubtedly the formal launch of the joint venture with Telefónica. Final agreement was reached in October 2002, and, after the necessary approvals were obtained from the Brazilian regulator, each of the Telefonica and PT Groups transferred their respective interests in mobile telecommunications companies in Brazil to the new joint venture company, named Brasilcel, on December 27, 2002. Brasilcel is the largest mobile operator in Brazil and Latin America, with 14 million customers, a market potential of more than 90 million customers and strong and sustainable leadership in its markets, comprising 70% of Brazilian GDP. The new company has a positive operating free cash flow and is ideally placed to leverage important synergies based on economies of scale deriving from size and implementation of best practices from the PT and Telefónica Groups. In addition to softening the effect of future increased of exposure to “Brazil risk”, The joint venture is expected to reduce the Group’s exposure to “Brazil risk” and increase returns from our investments in Brazil, thereby creating additional shareholder value.

Another important step in consolidating our leadership in Brazil was the agreement, entered into in 2003, for Brasilcel’s acquisition of Tele Centro Oeste. This acquisition will enable Brasilcel to significantly accelerate the pace of its growth in an increasingly competitive market in which the company currently represents more than 50% of Brazilian mobile customers, with around three times more customers than the second largest operator. The acquisition is also expected to positively impact cash flow generation. The operation will be fully financed by the joint venture and does not involve any additional exposure to Brazil for PT.

PT Comunicações has retained a market share of more than 90% in its fixed telephone business three years after the Portuguese telecommunications market was opened to full competition. This has been achieved by differentiating PT Communicações’ offer in terms of quality, tariffs, quality of service and innovation and by relaunching ADSL. We have developed several initiatives referred to as “Fixed Business Reinvention”, based on ADSL promotion, launch of new traffic promotion packages, the creation of effective value added services for customers, and cost rationalisation.

Our aim is to increase customer loyalty, reduce churn, mitigate the effects of mobile substitution, develop CRM (customer relationship management) structures and modernise infrastructures with the effective and efficient use of state-of-the-art technologies. The results of these various initiatives are already visible in lower decreases in traffic, revenues and EBITDA of PT Comunicações in the fourth quarter of 2002. Operating costs decreased by around 2% in 2002, enabling the company to achieve a solid EBITDA margin of 42%. Capex was reduced to 10% of revenues, with a view to ensuring an EBITDA minus Capex level in line with that of 2001.

TMN enhanced its leading position in the domestic mobile market, which continues to show significant growth potential, notwithstanding already high penetration rates. TMN posted an increase of more than 13% in its customer base to 4.4 million, representing a market share of 52%. Its current size represents a crucial factor in differentiating the company from its competitors and in capturing new customers. In terms of the priorities of management, market maturity has also forced TMN to increase its focus on returns and cash flow.

Notwithstanding pressures deriving from reductions in interconnection charges and a difficult economic situation in Portugal, TMN succeeded in maintaining average revenues per user of Euro 27. Cost rationalisation and lower subsidies have enabled the company to increase unit margins per customer, resulting in an approximate 16% growth of EBITDA and increasing its EBITDA margin to a full year average of more than 42%, or a 4 percentage point increase over 2001.

The Group currently has more than 28 million customers, around double the figures for 2001, and a diversified business portfolio in the telecommunications sector, allowing us to offer all our customers state-of-the-art, high-quality and reliable services at competitive prices.

18	2002 ANNUAL REPORT

PT’s operating performance and financial strength have been recognized by the market and have enabled us to retain one of the strongest ratings in the European telecommunications sector. In 2002, our share price, notwithstanding extremely adverse conditions and a highly volatile capital market environment, outperformed the DJ Stoxx index for European Telecommunications by 14 percentage points.

Because of this performance, the Executive Committee and I wish to express a word of gratitude to all our employees for their professionalism and commitment, to our customers for their confidence in the quality of our services, and to our shareholders for their trust in us.

Miguel Horta e Costa
Chief Executive Officer

19	2002 ANNUAL REPORT

Executive Comittee

Left to right: Paulo Fernandes; Zeinal Bava; Miguel Horta e Costa; Carlos Vasconcellos Cruz; Iriarte Esteves

20	2002 ANNUAL REPORT

MANAGEMENT REPORT

1. Background

Macroeconomic Background

International Economy

The world economy in 2002 showed a slight improvement over the preceding year, with a 2.3% growth of GDP in comparison to the preceding year’s 1.4%. However, 2002 was primarily characterised by geopolitical instability and a significant decline in the confidence indicators of economic players.

The year 2002 was also characterised by the accounting and financial scandals occurring principally in the United States, which undermined the credibility of financial information provided to the markets. The corporate sector in general underperformed in terms of meeting the forecasts of most analysts, which resulted in a series of profit warnings by companies operating in a broad range of sectors, particularly the TMT (technology, media and telecommunications) sector.

As a result of those factors, the year 2002 witnessed the lowest stock exchange indices of the last five years. The negative effect on wealth that resulted from this marked downturn in equity markets contributed in large part to lower consumption and investment levels in both the United States and Europe.

The world economy was also affected by the economic crisis and the social and political instability in most Latin American countries, particularly Argentina and Venezuela and, to a lesser extent, Brazil.

The United States economy is estimated to have grown by around 2.4% in 2002 as compared to 0.3% in 2001. This growth in the economy was driven primarily from increased household expenditure and growth of defence and various military expenditures in 2002.

21	2002 ANNUAL REPORT

GDP in the Euro Zone is estimated to have grown 0.8% in 2002, significantly down from the 1.4% increase in 2001. The slowdown in the Euro Zone economy, which performed poorly than the United States economy, resulted primarily from a negative economic climate that was mainly characterised by high unemployment (8.5% in the fourth quarter of 2002), which affected confidence levels and reduced household expenditures.

The FED also adopted a more aggressive monetary policy in 2002 than the one adopted by the European Central Bank, which was constrained by the fall in reference rates and by a relatively high inflation of 2.2%. The principal refinancing rate fell 50 basis points in December 2002 to 2.75% at year end.

In the United States inflation was significantly reduced during 2002 from 2.8% at the end of 2001 to 1.7%. In the Euro Zone inflation during 2002 was slightly reduced to 2.2% from 2.5% at the end of 2001.

22	2002 ANNUAL REPORT

The effects of the highly uncertain economic climate in Latin America in 2002 were particularly felt in Brazil, which is an extremely important market for PT’s operations because Brasilcel, with around 14 million customers, is currently the largest mobile telecommunications operator in Brazil. During the months preceding the October Presidential elections, uncertainty over the economic policies to be adopted by the new government, led to a significant devaluation of the Real in October 2002 to an annual low of 3.94 to the USD Dollar. In an effort to create credible anti-inflationary expectations, in the midst of rising prices resulting from the huge devaluation of the Real, the Brazilian Central Bank increased the Selic interest rate from 19% to 25.5% and also increased taxes. GDP, based on a combination of devaluation, high inflation and interest rates, grew 1.5% in 2002 (the same as in 2001). Competitive gains in export sectors more than compensated for the decline in sectors linket to internal demand, which were harmed by high interest rate and a reduction of the domestic purchasing power.

Portuguese Economy

Portugal had a negative GDP of around 0.2% in 2002, in comparison to 1.6% in 2001, representing the lowest level of economic activity since the 1993 recession.

23	2002 ANNUAL REPORT

In price terms, the average inflation rate fell from 4.1% in 2001 to 3.6%, in 2002. The reduction was, however, lower than expected, partly due to the following factors: (i) a 2% increase in the highest VAT rate; (ii) maintenance of relatively high unit labour costs; (iii) the introduction of the euro; and (iv) higher fuel costs.

Main Economic Indicators

	2002E	2001	2000
	*real term rates (%), except**		
Private Consumption	0.2	0.9	2.6
Public Consumption	0.9	2.6	3.8
Gross Fixed Capital Formation	(5.0)	0.0	3.6
Exports	1.3	2.9	8.3
Imports	(1.1)	0.9	5.8
Gross Domestic Product (GDP)	(0.2)	1.6	3.6
Current Balance * (in % of GDP)	(6.5)	(9.7)	(10.3)
Government Budget Deficit * (in % of GDP)	(2.5)	(4.1)	(2.9)
Public Debt * (in % of GDP)	59.3	55.5	53.3
Unemployment Rate * (% of Active Population) [1]	5.1	4.1	4.0
Consumer Price Index * (%)	3.6	4.4	2.9
Interest Rate: [2]			
Short Term * (IMM 3 months, %)	2.9	3.3	4.9
Long Term * (Treasury Bonds 10 years %)	4.3	5.2	5.3

E: Estimates

(1) In strict sense: only individuals that have been searching for job in the 30 day-period prior to the inquiry are considered unmployed.

(2) Rates at the end of each year.

Sources: Banco de Portugal, National Statistical Institute (INE - Portugal), Portuguese Ministry of Finance, EU Commission, OECD, Espirito Santo Research, Bloomberg.

The 0.2% variation in private consumption in 2002 was much lower than the expectations of the principal economic players, owing to a general decline in household confidence. To a large extent, the decline in confidence indices was a result of increased unemployment combined with high levels of household debt, which increased in 2002 to around 100% of disposable income, in comparison to around 60% 5 years ago. The average unemployment rate increased from 4.1% in 2001 to 5.1% in 2002. This economic climate affected significantly the consumption of durable products and residential property market.

During 2002 there were significant adjustments to the Portuguese external accounts, which let to a 9.7% reduction of GDP in 2001 to around 6.5% of GDP in 2002. This reduction mainly resulted from lower imports, due to the fall in internal demand, and to moderate export growth.

With the objective of achieving the proposed public sector deficit target of 2.8% of GDP considered in the 2002 budget, the government was forced to reduce expenditures in 2002, particularly investment-related expenditure. The public sector deficit was estimated to have fallen from 4.1% of GDP to around 2.5% of GDP.

24	2002 ANNUAL REPORT

The public sector budget for 2003 was designed to comply with the EU Stability and Growth Pact. As a result, it is expected that the public sector deficit will be reduced to 2.4% of GDP in 2003, and there is an expectation of a moderate improvement in internal demand, a decreasing inflation ranging between 2 and 3% (private consumption deflator) and a significant increase in external demand based on a potential recovery of the world economy, which may result in an increase of the Portuguese GDP around 1.75%.

European Telecommunications Sector

The telecommunications sector in Europe and Portugal in 2002 was marked by acceleration in the deployment of broadband communications, the continued growth of mobile telephony and a focus on cost reduction and margin improvement across the board. Amidst a challenging economic environment, operators have been required to implement strict controls over capital investment and operating costs in order to maximize cash flows to the stakeholders of the company.

The key themes and trends that have affected the telecommunications sector during 2002, and Portugal Telecom in particular, were the following:

Economic Environment

The usage of telecommunications networks and therefore revenues of the business are linked to the overall performance of the economy. Given the backdrop of the european, and worldwide economic environment, telecommunications operations have seen a revenue growth slow down in several business areas.

Regulation

Telecommunications prices and other important aspects of the business are regulated by national regulatory agencies across the European Union. The EU, throughout 2002, has been working on developing a new regulatory framework that takes into account the trends in the sector over the last few years. One of the key regulatory factors affecting the telecommunications businesses throughout 2002 was the regulation of retail and of interconnection prices, particularly in the area of fixed to mobile and mobile to mobile calls which have affected the distribution of call revenues between the players in the different sector.

Competition

Competition continues in the telecommunications sector. Notwithstanding some of the reversals experienced by certain competitive operators due to the downturn in the capital markets, new-entrant operators, often using alternative networks such as wireless technology, continued to operate. However, market share losses by incumbent operators throughout 2002 were smaller than in the previous year.

Costs and Investment

The continued downturn in share-price performance linked to the over-indebtedness of the sector that arose in 1999 and 2000 chiefly due to acquisition of mobile companies and 3rd generation mobile licenses has led to strict cost and investment controls throughout all players in the sector. As a result, a focus on cash-flow generation with a view on debt reduction has been a key area of focus of all operators.

New Mobile Services

As mobile telephony begins to reach mass-market status, telecommunications operators and infrastructure and handset manufacturers have further invested in value added services for mobile telephony such as SMS, WAP and more recently MMS, multimedia messaging services. In most markets around the world, the third generation of mobile telephony, such as UMTS in Europe, has seen its rollout delayed. This has not however impeded the development of new services over second generations such as GSM and CDMA as well as using generation 2.5G such as GPRS and 1XRTT.

25	2002 ANNUAL REPORT

Cable Television Restructurings

During 2002 a number of cable television operations in Europe went through, and continue to go through balance sheet restructurings. With the completion of these restructurings, many cable television operations are beginning to offer internet access services in addition to the basic subscription television (“double play”).

Broadband Deployment

In addition to cable TV operators offering broadband internet access, 2002 saw an acceleration in the rate of deployment of xDSL technologies which use compression techniques to allow broadband access over the legacy copper installation of incumbent operators.

Overall 2002 for the telecoms was a year of refocusing on the core business. Mobile growth continued apace and broadband deployment began to reach significant levels of penetration. In light of the profound restructuring of business and balance sheets the outlook for the sector remains one of solid and sustainable growth.

2. Businesses Evolution

PT Comunicações

At the end of 2002, after three years of full liberalization of the Portuguese telecommunications market, in line with the schedule defined at European Union level, PTC has successfully maintained a 92% market share of total minutes of outgoing traffic and a 95% market share of access lines. This performance has been achieved by means of a customer retention and customer recovery strategy based on product differentiation and competitive offerings in terms of pricing packages, innovation, customer care, CRM and quality of service, in an extremely volatile environment for the new operators.

The current regulatory framework permits full competition by alternative providers of fixed telephone services through the build-out of infrastructure or through carrier pre-selection, which is available for all types of calls. The number of access lines in pre-selection decreased 22.5% to 275 thousand as of December 31, 2002. In 2002, PT Comunicações consistently gained back market share of traffic, mostly of domestic long distance and international calls, in part due to its competitive offerings and pricing packages.

26	2002 ANNUAL REPORT

PT Comunicações has a track record of full compliance with regulatory requirements. As in other EU countries unbundling of local loop has been implemented progressively, and PT Comunicações’s offer incorporates regulatory requirements with respect to tariffs, full and shared access, shared installation and local sub-loop unbundling.

PT Comunicações restructured its interconnection network architecture to permit more flexible interconnection arrangements. In 2002, interconnection fees decreased on average 17.3% for call termination and 19.2% for call origination to levels close to the European average, together with the 45% average drop in digital leased lines tariffs, reflecting significant price rebalancing.

At the end of 2002 PT acquired ownership from the Portuguese State of PT Comunicações’s basic telecommunications network for Euro 365 million. This amount corresponds to a prepayment of future rental payments due under the current concession contract in exchange for full ownership of the network (including the Euro 16.6 million concession rental from 2002) and will ensure no reversion of concession-related assets to the Portuguese State at the end of the concession period. The ownership of the fixed network will allow PT Comunicações more efficiency in the management of the assets previously under the concession and in particular real estate.

In connection with this agreement, the Portuguese Government agreed to pay Euro 60 million to PT to settle a receivable from the Portuguese State regarding discounts given to retired Portuguese citizens by PT Comunicações on behalf of the Portuguese State. Consequently, the impact of these two transactions was to increase PT’s net debt by approximately Euro 305 million.

Additionally, the Portuguese Government agreed to fund PT Comunicações with respect to certain losses of mobile maritime radio, telex and telegraph services. Future losses from the transmission of TV and radio signals will also be financed by the Portuguese Government.

As part of the negotiations with the Portuguese State relating to the acquisition the ownership of the basic telecommunications network, it was agreed that the current concession would be modified following the publication of a law approving new terms.

A new pricing convention for fixed telephone services (Universal Service Convention) for 2002 and 2003 was agreed with the Portuguese regulator (ANACOM) and the competition authority on December 30, 2002. The convention established price caps of CPI-3% and CPI-2.75% for 2002 and 2003, respectively, excluding international calls. Tariffs in 2002 were not updated, but inflation of 3.6% in 2002 means that PT has complied with its 2002 price cap obligations.

PT Comunicações updated its tariffs as from February 21, 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance calls, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus complying with 2003 price cap, assuming an inflation rate of 2.5% as in the Portuguese State budget. These tariff changes represent a further rebalancing of fixed telephony prices enhancing PT Comunicações’s competitive position in the domestic market.

PT Comunicações has been launching and promoting new pricing packages in order to increase the flexibility and competitiveness of its offerings. Several innovative pricing packages tailored to meet the requirements of different customer segments have been introduced. These packages include Prime Rate and Vantagem Nacional for SMEs and Marconi Prime Rate, Vantagem and Valor Internacional, which provide significant discounts on domestic and international traffic, for the general public. A nation-wide tariff of Euro 6.23 cents is aimed at customers with monthly telephone bills of more than Euro 100. PT Comunicações has also made available Option Plans that are tailored packages for SME’s incorporating different pricing plans.

The Local+ and Family and Friends (fixed discounts on pre-selected numbers), Relação+, Relação International, Marconi Star, Marconi Alegro International and Marconi Partner (various types of discounts on international traffic) are pricing packages primarily targeted to the residential market. Specific fixed-mobile plans include quantity discounts or a single price per second with no time band constraints.

27	2002 ANNUAL REPORT

PT Comunicações has continued to diversify and develop aggressively its business portfolio by focusing on customer retention and loyalty. PT Comunicações has been marketing ISDN and voice mail services for the residential market. ISDN accesses increased 3.2% over 2001, equivalent to a 19.9% penetration of total equivalent main lines. PT Comunicações currently has 1.2 million voice mail boxes, equivalent to a penetration of 34.1%. Fixed main lines in service decreased 3.7% to approximately 4.1 million. Residential customers account for 68.3% of main lines. Other segments make up the remainder of PT Comunicações’s main lines: SoHo, 11.8%; SME customers, 7.2%; large corporate customers, 9.2%; and wholesale services, 2.4%.

Total fixed network traffic in minutes decreased 3.1% over 2001. Retail traffic decreased 8.8% mainly due to mobile substitution and a more challenging economic environment. Domestic fixed-to-fixed traffic, which posted a drop of 17.6% in the first half and an 8.9% reduction in the third quarter decreased by only 6.0% in the fourth quarter corresponding to a cumulative change for the full year of minus 12.8% compared to 2001. The wholesale business maintained its growth albeit at the slower pace of 1.9% in 2002. Internet access traffic decreased 4.8%, in great part due to the migration of heavy users to broadband services.

PT Comunicações’s wholesale ADSL offer was re-launched in July, under the brand “Network ADSL PT”. This ADSL package provides high speed integrated broadband services. The take up of the ADSL service has increased significantly with 53 thousand ADSL connections at the end of 2002, compared with only 7,100 connections at the end of June. ADSL service is currently available to more than 60% of fixed telephony customers and to more than 70% of Internet customers.

PT Comunicações has continued to develop its infrastructure with state of the art technologies, promoting intensive use of SDH (Synchronous Digital Hierarchy) and DWDM (Dense Wavelenght Division Multiplexing) in the access networks and FITL (Fiber In The Loop) and ASDH (Access Synchronous Digital Hierarchy) based solutions in the local loop in order to provide adequate capacity and coverage for ADSL. PT Comunicações is also upgrading its infrastructure into a Next Generation Network enabling more efficient and cost effective solutions to handle the future convergence of voice, data and video services.

Utilizing a recently digitalized and continuously upgraded network, PT Comunicações has significantly improved its quality of service whilst maintaining capex under strict control. PT Comunicações’s Capex in 2002, excluding the acquisition of the ownership of the fixed network, decreased 30.2% to Euro 228 million, equivalent to approximately 10% of revenues, due mainly to increased efficiency and to the drop in the cost of equipments.

Quality of service in the area of customer care has also been improved with the full launch of a contact centre which handles separately different market segments – residential, SoHo and SMEs – and integrates sales and telemarketing functions. A new CRM platform was also launched.

28	2002 ANNUAL REPORT

Operating revenues decreased by 5.0% to Euro 2,301 million, in large part as a result of changes in the accounting treatment of Internet access traffic and decreases in domestic fixed-to-fixed traffic. The change in the ownership of Internet traffic had a negative impact of Euro 35 million compared to last year. Fixed telephone service accounted for 65% of total operating revenues whilst wholesale accounted for 26.9% of total operating revenues. The breakdown of fixed telephone service revenues between subscription charges and traffic was 42% and 58%, respectively. Revenues in the fourth quarter amounted to Euro 572 million, 1% lower compared to the fourth quarter of 2001 and significantly better than the 7.5% year-on-year decrease posted in the third quarter.

EBITDA amounted to Euro 957 million, corresponding to a decrease of 8.4% over 2001, and equivalent to an EBITDA margin of 41.6%. Excluding the negative impact of the change in ownership of Internet traffic (Euro 16 million) and the increase in post retirement benefits costs (Euro 43 million), EBITDA would have decreased by only 2.5% over last year. PT Comunicações’s was able to maintain solid margins due to effective cost control. PT Comunicações’s operating costs dropped Euro 31 million equivalent to 1.8% in 2002 notwithstanding a 31.3% increase in post retirement benefits. PT Comunicações’s reached an EBITDA minus Capex in 2002 of Euro 729 million, in line with 2001, due to effective cost control, management of Capex and cash flow.

At the end of December 2002 the number of employees was 10,270, corresponding to 403 main lines per employee.

PT Prime

PT Prime offers integrated voice and data telecommunications solutions, information systems, Internet, e-commerce, B2B and outsourcing of communications networks and services to PT’s 6,500 top accounts, thus constituting PT Group’s commercial front end for corporate customers.

Despite aggressive commercial approach by competitors, both in terms of the number of their offers and their pricing, PT Prime maintained its revenue mix of 55% from top corporate customers and 45% from SMEs.

As the leading operator in this market segment, PT Prime has consolidated its customer base with a customised state-of-the-art offer based on service quality and reliability, expertise, and competitive tariffs.

During 2002 PT Prime signed several new medium-term contracts with some of the largest companies and institutions in Portugal. Data communications accesses increased 5.5%. Frame relay accesses climbed 25.2% and broadband ATM based connections climbed 57.9%. Leased lines capacity to end-users rose 10.7% and leased line digital capacity reached 91.2% of total leased line capacity. Corporate Internet capacity sold increased three times compared to 2001. PT Prime has the largest corporate internet data centre in Portugal.

29	2002 ANNUAL REPORT

Operating revenues increased by 24.9% to Euro 335 million including Euro 36 million from the consolidation of PrimeSys (the Brazilian company which manages Bradesco and Unibanco networks and was consolidated into PT Prime in the second half of 2002). There were significant increases in revenues from broadband, outsourcing and Internet related services. PT Prime’s EBITDA amounted to Euro 32 million, equivalent to an EBITDA margin of approximately 10%, despite competitive pressure and increased leased line costs.

PT Prime’s Capex amounted to Euro 41 million in 2002, representing 12.2% of revenues, mostly driven by the introduction of a new network topology allowing for further future cost rationalization as well as improved quality of service, corporate security and reliability.

Mobile Businesses

In 2002, PT’s principal domestic and international mobile assets included TMN in Portugal and TCP and GT in Brazil. As of December 31, 2002, these mobile businesses covered approximately 64 million inhabitants and served approximately 12 million customers, equivalent to 62.1% of PT´s total customer base.

The consolidated figures for PT’s mobile businesses in 2002 only include TMN and TCP, as a result of the fact that control of GT was not acquired until the year end. The contributions of these mobile businesses to the Group represented 44.5% of revenues and 50.9% of EBITDA. After 2003, PT’s mobile businesses will include TMN and 50% of Brasilcel’s consolidated revenues and EBITDA (which incorporate not only TCP and GT but also the mobile operators previously owned by Telefónica in Brasil) as compared to TCP’s revenues and EBITDA, which were consolidated in 2002.

TMN

The mobile business in Portugal posted a 6.9% growth in customers, totalling 8.5 million active customers at the end of the year, equivalent to a penetration rate of 82.5%. TMN reinforced its market leadership with 53.4% of net additions and 51.9% of active customers.

TMN had 4,426 thousand active customers in 2002, a 13.3% increase over 2001, having added 521 thousand customers in 2002. Over 221 thousand customers were added in the fourth quarter alone. Approximately 17% of TMN’s net additions were post paid customers, also driven by TMN’s GPRS offering. Increased focus on customer loyalty and customer retention led to a 12.7% increase in the number of upgrades which totalled 263 thousand in 2002.

The average minutes of usage (“MOU”) in 2002 were 130.5 minutes, compared to 137.4 minutes in 2001, negatively influenced by the higher level of penetration and the strong increase of the customer base in the fourth quarter, as well as challenging economic conditions.

30	2002 ANNUAL REPORT

The number of SMS messages in 2002 increased 16.1% to 1.2 billion, corresponding to approximately 53 messages per month per active SMS user. The number of active SMS users reached 53.6% of the total customer base, a 5.6 p.p. improvement over 2001. TMN successfully launched MMS in May 2002, a premium service with a slow rate of market penetration, with only 9 thousand activated MMS handsets at the end of December 2002. The number of Wap handsets reached 831 thousand, of which 196 thousand were active users, representing a 0.4% decrease compared with 2001. The number of GPRS handsets reached 114 thousand, with 21.5% representing active users.

ARPU in 2002 decreased to Euro 27.1, a 9.8% decrease over 2001 mainly as a result of lower interconnection fees. Interconnect bill decreased by 20.6% as a result of average reductions of interconnection fees of 28.2% in mobile to mobile calls and 9.5% in fixed to mobile calls. The average customer bill decreased 4.3% to Euro 19.0 in line with a 5.1% decrease in the average minutes of usage in 2002.

TMN’s operating revenues increased by 5.8% to Euro 1,475 million. Service revenues increased 9.3% whilst revenues from handset sales decreased 18.9%. Revenues from data services, namely SMS and WAP services, accounted for 7.4% of service revenues in 2002. In the fourth quarter, the contribution from data services was 8.5%, a 2.3 p.p. improvement over the fourth quarter of 2001.

SACs in 2002 stood at Euro 65.0, down from Euro 72.2 in 2001 as a result of reduced subsidization. CCPU dropped 16.1% to Euro 13.5 compared to the same period last year. ARPU minus CCPU in 2002 was Euro 13.6 (Euro 14.0 in the fourth quarter) a 2.6% decrease over last year.

EBITDA amounted to Euro 623 million, a 15.7% increase over 2001, equivalent to an EBITDA margin of 42.3%, representing a 3.6 p.p. improvement over 2001. The EBITDA margin in the fourth quarter of 2002 reached 44.4%.

Capex in the period totalled Euro 283 million, equivalent to 19.2% of revenues. Capex was mainly directed towards expansion of network capacity and coverage, improvement of quality of service and customer care. UMTS network rollout accounted for Euro 38 million of capex incurred in 2002.

TMN had 1,192 employees at the end December 2002 and 3,713 customers per employee, representing a 13.5% improvement over 2001.

31	2002 ANNUAL REPORT

Telesp Celular

The Brazilian State of São Paulo had approximately 9 million mobile customers at the end of 2002, equivalent to a penetration rate of 23.8%, compared to an estimated mobile penetration in all of Brazil of 19.8%.

During 2002, Telesp Celular reinforced its leadership position in the State of São Paulo with a market share of 67%, compared to 65% at the end of 2001, despite the entrance of a new competitor to the mobile telecommunications market in Sao Paulo and Telesp Celular’s focus on profitability, which resulted in a margin of 46% in the fourth quarter of 2002. Telesp Celular had 6,060 thousand customers on December 31, 2002, an increase of 18.7% from December 31, 2001. Net additions of customers for Telesp Celular in 2002 were 956 thousand, corresponding to 80% of net customer additions in the state of São Paulo.

Client retention campaigns, along with an increased focus on high-end and corporate clients, contributed to a 4.2% increase in the number of postpaid customers in 2002. Postpaid customers totalled 1,426 thousand at the end of 2002, representing 23.5% of Telesp Celular ´s total customer base. Customer migration from analogue to digital platforms is now almost complete, with digital customers accounting for 97.6% of the total customer base.

Data services take-up has been progressing well both in terms of messaging services targeted to teenagers and young adults through SMS and WAP and connectivity tools targeted to corporate clients using the 1XRTT platform. At the end of 2002, more than 2.8 million Telesp Celular customers had WAP-enabled handsets. At the end of 2002, a little more than one year after launching 2.5G services, over 200 thousand 2.5G handsets have already been sold. As a result, revenues from data services were 70% greater at year-end 2002 than year-end 2001, accounting for 1.8% of total net revenues and equivalent to 4.6% of revenues from customers with data enabled phones.

Notwithstanding the challenging economic environment in Brazil, ARPU in 2002 remained at R$ 44 as it was in 2001, whilst the blended average minutes of usage decreased to 109 from 116 minutes in 2001. The minutes of usage of post paid customers climbed 20.4% from 174 to 210 minutes in 2002.

Operating revenues, reported in Brazilian Reais and in accordance with Brazilian GAAP, rose 15.1% in 2002 to R$ 3,391 million, as compared to R$ 2,946 million in 2001. Service revenues increased 17.8% and handset sales rose 0.6% in 2002. This performance was achieved on the back of solid customer growth and on- going efforts to retain the best ARPU customers.

In an effort to improve profitability, Telesp Celular has been focusing on cost control, having reduced subsidies and lowered marketing and advertising costs, and on improving its general and administrative expenses to revenues ratio in 2002. SACs in 2002 fell 24.2% to R$ 97 from R$ 128 in 2001. CCPU dropped 14.4% to R$ 21 in 2002 from R$ 24 in 2001. ARPU minus CCPU amounted to R$ 23 in 2002, a 21.4% increase over 2001.

EBITDA margin, reported in accordance with Brazilian GAAP, reached 46.0% in the fourth quarter of 2002, consistently improving since the second quarter of 2001, when it reached 27.9% due to several structural changes that resulted in lower costs. EBITDA margin, reported in accordance with Brazilian GAAP, increased to 42.8% in 2002, more than 10.7 p.p. over 2001. Accordingly, EBITDA climbed 53.3% to R$ 1,451 million in 2002.

32	2002 ANNUAL REPORT

The focus on rationalization and cash flow maximization, led to a decrease of capex from to R$ 937 million in 2001 to R$ 327 million in 2002, equivalent to a Capex to sales ratio of 9.6% in 2002, compared with 31.8% in 2001.

In terms of contribution to the PT Group’s results in Euros, and taking into account the 24.5% devaluation of the Brazilian Real, Telesp Celular’s operating revenues amounted to Euro 1,218 million in 2002, a decrease of 13.1% over 2001. EBITDA rose 11.8% to Euro 513 million in 2002, equivalent to a margin of 42.1%.

Global Telecom

Global Telecom is the B Band mobile operator in the Brazilian States of Paraná and Santa Catarina. The total number of customers in these regions is 2.9 million, equivalent to a penetration rate of approximately 19.4%. Following aggressive marketing of its services, Global Telecom increased its market share to 41% as of December 31, 2002, from 35% at the end of 2001, and to 38% in the third quarter of 2002. Global Telecom’s customer base reached 1.2 million in 2002, a 36.5% increase over 2001, corresponding to 315 thousand net additions in 2002.

ARPU for contract customers rose 21.5% to R$ 64 in 2002 as a result of an increased focus on high-end and corporate clients. As a result of the increase in penetration of prepaid customers, ARPU for prepaid customers decreased 5.4% to R$ 23 in 2002. As most of the customer growth was among prepaid customers, the blended ARPU dropped 15.0% to R$ 34 in 2002. Operating revenues, reported in Brazilian Reais and in accordance with Brazilian GAAP, increased by 20.3% to R$ 512 million in 2002.

As a result of the successful implementation of Global Telecom’s cost reduction programs, economies of scale, synergies and lower subsidies, SAC’s posted a sharp decrease in 2002 to R$ 126, compared to R$ 237 in 2001. CCPU also posted a 48.0% drop in 2002 to R$ 26. ARPU minus CCPU amounted to R$ 8 in 2002, compared to negative R$ 10 in 2001. Global Telecom posted a positive EBITDA in 2002 of R$ 95 million, which compares to a negative EBITDA of R$ 100 million in 2001.

Capex in 2002 amounted to R$ 152 million, compared to R$ 413 million in 2001. The Capex to sales ratio stood at 29.7% in 2002.

In terms of contribution to the PT Group’s results, Global Telecom is accounted for by the equity method of accounting, and, at the end of 2002, PT had recorded a negative Euro 89 million contribution under “Equity in Losses/Earnings of Affiliated Companies” in the Consolidated Profit and Loss Statement.

33	2002 ANNUAL REPORT

PT Multimedia

PT Multimedia’s operating revenues amounted to Euro 676 million in 2002, increasing 8.1% over 2001, despite the fact that PTM.com’s results were no longer consolidated within PT Multimedia’s results after its sale to PT in September 2002. Around 51% of PT Multimedia’s revenues are subscription based and 14% are advertising revenues. EBITDA rose 78.6% to Euro 76 million in 2002, equivalent to an EBITDA margin of 11.2% and corresponding to a 4.4 p.p. improvement over 2001. Capex decreased 40.9% to Euro 85 million in 2002.

Pay-TV — TV Cabo

TV Cabo, the Pay-TV subsidiary of PTM, has already passed 2,390 thousand homes. Over 85% of these homes are equipped with interactive capabilities. At the end of 2002, PTM had a total of 1,307 thousand pay-TV customers, a 12.7% increase over 2001. From the total customers, 1,017 thousand were cable and 290 thousand were DTH subscribers. The number of subscribers to premium services increased 24.5% to 916 thousand in 2002, equivalent to a pay to basic ratio of 70.0%, which compares favourable to a pay to basic ratio of 63.4% in 2001. TV Cabo’s number of Revenue Generating Units (RGU) reached 1,455 thousand in 2002, a 18.9% increase over 2001.

The take up of broadband Internet access service using cable modem is progressing well, and, at the end of 2002, TV Cabo already had 140 thousand customers, equivalent to an estimated market share of 68%.

Overall ARPU of TV Cabo in 2002 was Euro 21.6, representing an increase of 11.6% over 2001, due to an increase in the number of subscribers to premium services and broadband. In 2002, operating revenues amounted to Euro 364 million and EBITDA amounted to Euro 71 million, an increase of 30.9% and 75.0%, respectively, over 2001. EBITDA margin in 2002 was 19.5%, representing a 4.9 p.p. improvement over 2001. EBITDA margin has been increasing quarter on quarter, to 22.8% in the fourth quarter of 2002.

Capex in 2002 decreased 41.0% to Euro 63 million, equivalent to 17.2% of revenues. The fall in Capex was achieved by a more conservative capex allocation and giving priority to broadband Internet access projects. EBITDA minus Capex in 2002 was positive and amounted to Euro 8 million.

Media and Audiovisual — Lusomundo

Lusomundo is Portugal’s reference media and entertaining company with activities covering newspapers, magazines, radio and cinema distribution and exhibition.

34	2002 ANNUAL REPORT

Lusomundo owns Jornal de Notícias, which is the leading daily Portuguese newspaper, with an average circulation of almost 109 thousand copies per day. Diário de Notícias, another daily newspaper owned by Lusomundo, is disputing the third position in the market. The Portuguese version of National Geographic magazine has been successful, with an average circulation of 83 thousand copies in 2002, strengthening its presence in the market less than two years after its launch.

Total cinema ticket sales in Portugal and Spain increased 1.9% to 14.9 million in 2002. In the cinema distribution business area Lusomundo launched 75 new titles.

Video and video game businesses have also posted good performance, notwithstanding the fact that Lusomundo no longer represents Warner’s catalogue. The strong growth of this business area is due to the growing popularity of the DVD format and the success of Sony PlayStation II, with accumulated sales in excess of 170 thousand. Video game revenues increased 30.6% in 2002 over 2001.

Lusomundo’s consolidated revenues amounted to Euro 256 million in 2002, a 2.1% increase over 2001, excluding Deltapress from the comparison. Revenues of the audiovisual business area increased 8.4% in 2002, whereas the revenues of the media area decreased 2.4% in 2002 as a result of a decrease of 14.7% in advertising revenues. The fourth quarter was particularly weak in terms of advertising revenues, which contracted 12.1% compared to the same period in 2001. Advertising revenues reached Euro 75 million in 2002.

EBITDA amounted to Euro 11 million in 2002, a 55.0% decrease over 2001, equivalent to a margin of 4.3%. The fall in EBITDA is mainly accounted for by the decline in advertising revenues and higher provisioning in Lusomundo Media as part of its restructuring process.

The contribution of Lusomundo Media to Lusomundo’s EBITDA fell from Euro 10 million in 2001 to Euro 1 million in 2002. This reduction was due to the impact of lower advertising revenues (which dropped Euro 13 million in 2002), which were not offset despite an increase in the cover price of most newspapers and lower paper costs in 2002. Recovery in the EBITDA performance of the media business area is dependant on improving the advertising market and the successful implementation of the cost cutting program, which is currently in progress and distribution.

Regarding Lusomundo Audiovisuais, EBITDA contribution amounted to Euro 13 million in 2002, equivalent to a 10.5% margin, a decline of 10.8% over 2001, in large part due to the weaker performance of cinema exhibition.

Other Operations

ISP and Portals – PTM.com

Since PT’s acquisition of 100% of PTM.com’s share capital from PT Multimedia in the fourth quarter of 2002, PTM.com has been included in “Other Operations”.

PTM.com registered good operational performance in 2002, with a rise of 52.6% in the number of dial-up customers to 940 thousand at the end of 2002. The dial-up customer base generated 33.3 million hours of Internet traffic during 2002.

A plug and play ADSL service was launched in the third quarter of 2002, targeting residential customers, under the brand name “Sapo ADSL.PT”. A tailor-made solution was also launched for SoHos and SMEs under the brand “Telepac ADSL.PT”. PTM.com had approximately 60,000 sales of the plug and play ADSL service and 42,500 ADSL customers at the end of 2002. PTM.com’s market share in ADSL was 80.6%.

PTM.com’s Sapo portal posted 190 million page views in December 2002, an increase of 11.4% over December 2001, and 2.3 million unique visitors per month in December 2002. In recent market studies Sapo maintained the leading position in terms of name recognition among portals in Portugal.

PTM.com’s revenues amounted to Euro 82 million in 2002, an increase of 40.7% over 2001. This increase in revenues was the result of the more favourable Internet traffic revenue sharing arrangement for the ISPs established by the Portuguese regulator in October 2001. Around 40% of PTM.com’s revenues are subscription based.

35	2002 ANNUAL REPORT

EBITDA amounted to negative Euro 5 million in 2002. PTM.com reduced staff numbers by 41% and shut down a number of less profitable business initiatives in order to reach EBITDA break even soon. Capex in 2002 was Euro 6 million.

Other Mobile Operations

At the end of 2002, Médi Telecom in Morocco, which is 31.34% owned by PT, had 1,600 thousand customers, representing a 41% market share. Prepaid customers accounted for 93% of Medi Telecom’s total customers in 2002. The ARPU of Médi Telecom in 2002 was Euro 14. Operating revenues amounted to Euro 223 million in 2002, an increase of 37.2% over 2001. EBITDA amounted to Euro 43 million in 2002, compared to negative Euro 5 million in 2001. Capex amounted to Euro 137 million in 2002, as compared to Euro 182 million in 2001. PT reports its investment in Médi Telecom using the equity method of accounting. Medi Telecom’s contribution in 2002 to PT’s results was negative Euro 56 million and was included in the income statement under “Equity in Losses/Earnings of Affiliated Companies”.

Mascom Wireless in Botswana, which is 50% plus one share economic interest owned by PT, had 278 thousand customers at the end of 2002, an increase of 26.7% over 2001. Mascom Wireless had a market share of approximately 71% at year-end 2002 and prepaid customers accounted for 97% of its total customer base. The ARPU of Mascom was Euro 16 in 2002. Operating revenues amounted to Euro 55 million in 2002, an increase of 2.8% over 2001, and EBITDA amounted to Euro 20 million in 2002, a 31.9% increase over 2001, equivalent to a margin of 36.4%, an 8.0 p.p. improvement over 2001. Capex amounted to Euro 16 million in 2002.

3. Capital Market

Shares

Financial markets were extremely volatile in 2002. Uncertainties over US and Eurozone economic recovery, instability in Latin America, particularly Brazil, the Middle East crisis, fears of an eventual war in Iraq and the US dollar’s devaluation, contributed to the downturn in the major financial markets.

The telecommunications sector continued to be one of the most heavily penalised because of such factors as the high debt levels of several leading companies and consequential increased credit risk, scandals associated with financial and accounting irregularities at several US telecom companies, the succession of profit warnings issued by TMT (Technology, Media and Telecommunications) companies, and disclosures of poor earnings.

36	2002 ANNUAL REPORT

Notwithstanding the instability experienced in most markets, particularly the NASDAQ with a 31.5% fall in 2002, PT once again, outperformed the European telecommunications sector, which decreased in value, in annual terms, by 38.8%. PT shares on Euronext Lisboa, fell 25.1%, to close at Euro 6.55, having outperformed the DJ STOXX European Telecommunications Index by more than 13.7 percentage points. The PSI Geral and PSI 20 Indices fell 20.7% and 25.6%, respectively in the same period.

With respect to the performance of other European telecommunications companies, reference should be made to the marked falls of France Telecom (62.9%), Tele Danmark (42.2%), Telefónica (41.0%) and Deutsche Telekom (36.5%) in 2002.

Around 1,170 million PT shares were traded in 2002, equivalent to a daily average of 5 million, with the trading volume comprising approximately 40% of global trading on Euronext Lisboa. PT continues to be the domestic market leader in liquidity terms.

Reference should also be made to the fact that PT continues to be the national company with the largest trading volume on Portuguese stock market indexes representing 19.9% of the PSI Geral and 20.4% of the PSI 20, at the end of 2002.

37	2002 ANNUAL REPORT

PT ADSs fell 10.2% on the New York Stock Exchange in 2002, closing at 6.83 US dollars.

A daily total of around 100 thousand ADSs was traded in 2002 with 60.8million ADSs remaining outstanding.

Bonds

As in 2000 and 2001, 2002 was also characterised by lower ratings allocated to several European telecommunications operators, basically as a result of difficulties experienced by such companies as France Telecom, Deutsche Telecom and Telefónica in reducing their respective debt levels.

PT’s “A” rating with Standard & Poor’s and “A3” Moody’s rating remained unchanged as a consequence of its major cash flow generating capacity, high balance sheet liquidity and debt profile, after refinancing its debt in 2001 and early 2002.

38	2002 ANNUAL REPORT

39	2002 ANNUAL REPORT

After an initial, relatively stable, period, spreads on PT Eurobonds increased as a result of pressures on the telecommunications sector — particularly in July and August — and the marked devaluation of the real immediately after the Brazilian Presidential Election — between mid year and October. There was another correction to secondary market Eurobond spreads, after this event. Spreads during the last two months of 2002 were the lowest in the telecommunications sector as a whole, evidencing market acknowledgement of the quality of PT’s credit.

PT Exchangeable Bond prices fell during the year up to early August, from which time their value increased both on account of lower euro yields enhancing the value of debt component of these securities and higher PT share prices from the end of September.

As a result of its high balance sheet liquidity, PT acquired Euro 354 million of its own Eurobonds and Exchangeable Bonds in the secondary market. This investment of Euro 340 million was made between July and October, i.e. the period in which the securities were being traded at higher spreads and, ipso facto, lower prices, with almost the whole amount of the investment at below par, this is, with a discount in relation with the nominal value.

40	2002 ANNUAL REPORT

Investor Relations Activities

Communication between companies and the financial community, especially clear and effective communication relating to the PT Group’s affairs and its strategy of value creation, is of fundamental importance.

The Company’s Executive Committee and the CEOs of its principal subsidiaries met with investors and analysts from the most important domestic and international research houses on “Investor Day” on June 19, 2002. The programme provided information on the new management model, and various Group businesses, and their strategies.

Reference should be made to efforts to increase recognition of the PT Group’s brand image and management team in the national and international financial community, culminating with an invitation by the New York Stock Exchange for the “Opening Bell Ceremony” on October 4, 2002.

12 roadshows were held in Europe and the US during the course of the year. PT participated in 24 national and international conferences. In addition to its daily contacts with investors, PT made more than 150 one-on-one and conference-calls to investors and analysts in 2002.

Around 50 press releases were issued (of which 10 dealt with relevant fact) in 2002. PT complied with current rules and schedules, with the disclosure of financial results for 2001 on March 13, 2002 with quarterly profit statements for 2002 having been disclosed on the following dates in:

  First quarter: April 30;
  Second quarter: September 12;
  Third quarter: October 30.

Reference should, be made to the quantity and quality of information disclosure to the international financial community, with PT being viewed by the financial community as providing a benchmark for disclosure by peer firms.

41	2002 ANNUAL REPORT

Main Shareholders

Own Shares

The company was authorised by its General Meeting of 23 April 2002, to acquire up to 5% of its own share capital.

On the basis of this authorization, PT acquired 7,855,121 of its own shares at an average price of Euro 6.66 each, all of which were disposed of during the course of this year at an average unit price Euro 6.36 each. Dispositions of PT’s own shares generated losses of Euro 2.4 million and were set against free reserves, in accordance with Portuguese accounting principles. PT did not hold any of its own shares in its securities portfolio at year end.

4. Employees

PT has been implementing a human resources development policy, as a strategic tool in an extremely competitive market. The key components of this policy involve training, employment of younger staff, attracting personnel with critical skill qualifications, career management with the eventual assignment of new functions within the Group, and building staff loyalty and responsibility.

A new training model is targeted at the needs of specific business segments. An advanced telecommunications management programme and top management seminar preparations were launched along with other training initiatives, namely in management.

42	2002 ANNUAL REPORT

PT’s employee structure has been progressively changed over the last few years, in line with changes in the Group’s business portfolio and its growth trends, favouring the more dynamic businesses but also the ones more affected by technological obsolescence and competitive pressures. Special emphasis has, therefore, been placed on intra-Group mobility and major employee rationalisation procedures in PT’s mature business areas, in order to maximise competitiveness and cash flow.

The Group had 23,109 employees at the end of 2002, comprising an increase of around 2,222 employees over last year, essentially as a result of the increase of 2,440 Mobitel employees following the expansion of the company’s activities as Telesp Celular’s previously outsourced call centre. PT Multimedia also shed 754 employees as a result of its disposition of its controlling interest in Deltapress.

PT Comunicações had 10,270 employees, with 403 employees per main line, which is in line with European best practice. TMN had 1,192 employees at year end, a 13.5% improvement in “cards per employee” to 3,713, compared to Telesp Celular’s 2,938 cards per employee.

5. Research and Development

PT Inovação, the PT Group’s Research & Development (“R&D”) arm, is mainly focused on Group business development, in terms of applied research and engineering services and solutions and services development, both domestically and internationally.

PT Inovação has established and maintained a network of contacts and relationships with other R&D institutions including universities, institutes and other national and international research centres.

In the area of applied research, the Year 2002 “Innovation Agreement” included eleven projects, the vast majority of which dealt with technical aspects of Next Generation Networks, particularly in terms of network management levels, corporate networks, training, know how and security. Other development areas included optical, alternative network access solutions and speech processing domains.

Work continued on IST (Information Society Technologies) projects. Special reference should be made to the completion of a study project involving broadband network infrastructure videoconferencing support over IP (including PT Inovação solutions based on the use of xDSL and IP Routing integration). New applications were also prepared for projects focusing on domestic network areas, planning and optimisation of cellular networks, interactive television, multimedia home platforms and adaptive speech interfaces.

43	2002 ANNUAL REPORT

PT Inovação was involved in twelve EURESCOM projects, seven of which were completed in 2002 and five of which also were initiated in 2002. They included such areas as location, web and mobile access services, Ethernet on the access network, IP Multicast, IP on the access network, service usability, analysis of service performance on Internet and Intranets and post 3G visions of operators.

Achievements in 2002 include the coming into service of Global Telecom’s successful implementation of a NGIN (Next Generation Intelligent Network) solution and the supply of a world-first to Telesp Celular in terms of packet data mode (“NGIN Pack”) in “Near Real Time” and “Real Time” operating mode, in addition to mobility and convergence solutions (e.g. platforms, services and WAP solutions, unified messaging and location services) installed in different Group mobile and fixed telephone network operators in Portugal and internationally.

PT Inovação and its Brazilian subsidiary PT Inovação Brasil, which began to operate in February, have been significantly engaged in assessing the possible use of their technological solutions in Brasilcel, a joint venture between PT and Telefónica for mobile telephony in Brazil.

6. Social and Environmental Impact

PT makes an important contribution to economic and social cohesion in Portugal, as a result of its size, its services and initiatives including those specifically geared to customers with special needs, the development of an information society, culture and environment

PT Group’s social and environmental impact in 2003 will be further enhanced by the creation of the PT Foundation to co-ordinate all Group company activities in this area.

Customers with Special Needs

PT has been developing products, services and specific projects for customers with special needs for more than a decade.

PT has continued to develop “Programa Aladim-RDIS” (“ISDN Aladdin Project”) for handicapped customers, the “118Braille Service” — providing visually impaired customers with free access to the 118 Information Service and “Serviço TeleAlarme” — a home support service for people at risk, co-ordinated by “PAII-Programa de Apoio Integrado a Idosos” (“Integrated Programme for the Aged”) and provided by the Portuguese Red Cross, under a protocol agreed between the three organisations. These three services were considered a case study in a worldwide AT Kearney study.

For senior citizens and certain other economically disadvantaged customers, PT Group, through PT Comunicações, provides a collection of services and support facilities including fixed destination calls, “Apoio 65-Idosos em Segurança” (“Safety for the Over 65s”). It is a participant in “Cartão 65” (“Card for the Over 65s”) and provides discounts to retired persons and/or pensioners with low income families, facilitating access to and use of services, via discounted subscriptions and free call minutes. PT company TV Cabo also provides a specific, less expensive programme package for this customer segment.

PT’s pricing policy for its fixed telephony service has, since 1998, provided a “Pacote Económico” (“Economy Package”), under which residential customers with low telephone usage who subscribe for this package will not pay any price increases in real terms. Around 1.2 million customers utilized this Economy Package in 2002.

PT has been an active participant in the “PORCIDE” Projects which has developed a nationwide network of handicapped employees. Help Desks, WEB page design, telemarketing, support and secretarial, accountancy and translation are several of the functions already being carried out by handicapped tele-employees under this initiative.

Also of major importance was the commercial launch in November 2002 of the “PT Mutatis” service, which is geared to meet the requirements of the aged and handicapped who need to make emergency calls to doctors or family from any location. Reference should also be made to the “PT Conversas” service, which permits communications between text phones and mobile texting services, e-mail, faxes and other text phones independently of the protocol used.

44	2002 ANNUAL REPORT

Various steps were also taken to disseminate new technologies to facilitate the social integration and education of handicapped and seriously ill children. PT Comunicações, “DREL — Direcção Regional de Educação de Lisboa” and “Centro de Reabilitação de Alcoitão” are working together on a project to create an educational and recreational scheme for children and young people confronting long hospital stays. Three benchmark schools, the “Instituto Português de Oncologia” and the homes of the children involved in the project were linked together in accordance with each student’s needs and clinical status.

PT was also involved in other projects and initiatives during the year, particularly including “Programa Aurora”, permitting the involvement of Group employees in social initiatives during normal working hours without forfeiting pay or recognition for diligence. Reference should also be made to the pioneering “Mão-na-Mão – Movimento Empresarial para o Voluntariado” project which has been promoted and led by PT and is designed to involve employees of partner companies in projects for institutions assisting people with special needs.

Information Society Development

PT has been committed to the development of the Information Society in Portugal and has made available such services as “PT UniversityNet” (communication network for university students) and “NetEscolas” (Internet in Schools), providing users with highly attractive conditions.

PT has also promoted the development of an information society in Portugal through competitively priced broadband services, via its Netcabo broadband offerings as well as through ADSL services over its fixed telephone network. PT had 182 thousand broadband customers including 140 thousand Netcabo and 42,000 ADSL subscribers at the end of 2002, almost three times more broadband customers than at the end of 2001.

Culture and Environment

One of PT’s priorities has been its support for the arts and culture. It has sponsored the award of literary prizes and supported cultural events, including Portugal Telecom Concerts and the “Teatro Nacional”.

Natural resources conservation and minimising of adverse impact on the environment have been an area of ongoing concern in PT and all PT companies. PT Comunicações has incorporated environment-related concerns into its ongoing activities and operations through waste collection and separation processing, using clearly defined procedures with which all employees are familiar. The company has endeavoured to encourage its suppliers to adopt environmentally friendly policies.

TMN continued to study, in collaboration with PT Inovação, and monitor its radiocommunications stations, with a view to increasing its knowledge and understanding in this area as well as its ability to provide information to users and respond to complaints. All stations monitored comply with adopted safety/security limits. The Company has not, to-date, been notified by the Portuguese regulator that any station emits high radiation levels.

TMN has contacted various community institutions on this issue including school boards and local councils — provided information and measurements, explanations and arguments, to inform and reassure local communities. As soon as the relevant standards have been defined by an Interministerial Group, the company intends to provide guidelines for the installation of stations, taking into account any new standards and proximity to the local population.

TMN was also a member of a taskforce sponsored by the Secretary of State for Local Administration on the preparation of Decree Law 11/2003, which regulates municipal authorisations of the installation and operation of radiocommunications stations.

Telesp Celular and Global Telecom have also taken steps to measure radiation levels of radiocommunications stations, to check the value of such levels and certify conformity with WHO (World Health Organisation) and Anatel (the Brazilian telecom regulator) recommendations on exposure to electromagnetic radiation.

45	2002 ANNUAL REPORT

PT Multimedia has also been involved in environment-related initiatives. For example, it acquired a digital photography system for Group newspapers, thereby eliminating any adverse effects related to standard photo image development systems and use of paper with high chemical concentrates. It is also using only recycled paper for all internal corporate documents and will no longer use colour printing.

PT Group will continue to be attentive to other “pollutant factors” such as mobile telephone batteries and lightning rods, which will be handled in an environmentally sound way at the end of their useful lives. All shops/stores will accept mobile phone batteries from customers who choose to take part in this program.

Médi Télécom in Morroco and Mascom in Botswana have adopted procedures for camouflaging base station installations in sensitive locations and painted “tree-type” masts in the colours of the surrounding environment.

7. Information Systems

PT SI is the company responsible for information technologies and communications convergence within the PT Group.

Several fixed network-related projects were carried out during 2002 including, in particular, the implementation of number portability in PT Comunicações and PT Prime, the development of a network management system in Marconi and the implementation for PT Comunicações of a logistical chain management and network management system as well as systems for ADSL and human resources information processing.

Telesp Celular completed its CRM project. In addition, TMN implemented a number portability management system among operators, its shop serialisation project, a study of the logistical chain, implementation of various features of document management systems, and collaboration on project relating to billing.

Several projects were implemented in PT Multimedia. They particularly include involvement in Group efforts to use web-related capabilities in key business area including TV Cabo, implementation of a management system, development of a data warehousing project and, rationalisation of information systems and implementation of SAP at Lusomundo.

Various international projects were undertaken. CST developed and implemented an integrated customers management system in São Tomé e Príncipe, incorporating billing, ERP (Enterprise Resource Planning) and customer inquiries. A traffic management support system was implemented in Unitel (Angola); and a project for the implementation of a commercial activities support and billing system in Cabo Verde Telecom (Cape Verde) was completed.

PT SI carried out the first stage of PT Group’s “Disaster Recovery Project” and was certified to NP EN ISO 9001:2000 at year end.

8. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this section we present a detailed discussion and analysis of PT’s financial and business performance in year 2002.

The following financial analysis should be read in conjunction with the consolidated financial statements and the Notes included elsewhere in this Report. The consolidated financial statements of Portugal Telecom are presented in Euro, and have been prepared in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”) which differ in certain details from generally accepted accounting principles in the United States of America (“US GAAP”).

On December 27, 2002 Portugal Telecom and Telefónica transferred 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel. As a result, Portugal Telecom’s consolidated balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel’s assets and liabilities, although Portugal Telecom’s consolidated profit and loss statement for the year then ended still includes the full consolidation of Telesp Celular Participações’ results and not the proportional consolidation of Brasilcel’s results.

46	2002 ANNUAL REPORT

8.1. Results of Operations

The Company’s consolidated operating revenues for the year ended December 31, 2002 amounted to Euro 5,582 million. Consolidated EBITDA (operating income plus amortization and depreciation) for the year ended December 31, 2002 amounted to Euro 2,230 million and consolidated operating income amounted to Euro 1,267 million. The Company’s consolidated net income amounted to Euro 391 million, equivalent to an increase of 27.2% over 2001, and earnings per share (EPS) of Euro 0.31 (US$ 0.33).

8.1.1. Consolidated Operating Revenues

During 2002, Consolidated Operating Revenues amounted to Euro 5,582 million, a decrease of 2.5% over 2001. The current profile of the Company’s revenues reflects its strategy of focusing on new and high-growth businesses such as mobile and multimedia. Together these businesses accounted for almost 56% of total operating revenues of the Company. The breakdown of Consolidated Operating Revenues by business area is as set out below:

PT Comunicações

PT Comunicações’ operating revenues amounted to Euro 1,983 million, a drop of 9.2% over 2001, mainly accounted for by a general slow down in economic conditions that resulted in lower traffic volumes, increased levels of competition and the regulatory change in the ownership of Internet access traffic. Excluding the effect of the change in the ownership of Internet access traffic, PT Comunicações’ operating revenues would have decreased by 3.6% over 2001 compared to the stated 9.2%. PT Comunicações’ fixed telephony revenues dropped 11.7% to Euro 1,512 million, and its wholesale revenues increased by 0.4% to Euro 269 million, notwithstanding the reduction in interconnection rates and leased lines prices during 2002.

47	2002 ANNUAL REPORT

PT Prime

PT Prime’s operating revenues amounted to Euro 265 million, including Euro 32.6 million resulting from the consolidation of PrimeSys (a Brazilian data communications company) in the second half of 2002. Operating revenues increased 22.7% over year 2001. This performance was achieved on the back of strong growth in sales of network solutions, Internet, voice and data communications services.

TMN

TMN’s operating revenues rose 8.1% over 2001, amounting to Euro 1,267 million, underpinned mainly by customer growth. Service revenues were up by 12.4% in 2002 whilst handset sales were down by 18.4%. Revenues from data services accounted for 7.4% of service revenues, a significant improvement over the 5.9% contribution booked in 2001.

Telesp Celular Participações

Telesp Celular Participações’ operating revenues decreased by 13.1% to Euro 1,218 million, due to the 24.5% devaluation of the Brazilian Real in 2002. Excluding the devaluation of the Brazilian Real, operating revenues would have increased by 15.1% to Euro 1.613 million, reflecting the strong market position of Telesp Celular, continued customer growth focus on the most profitable areas of the market and roll-out of new services. Stated in Brazilian Reais and in accordance with Brazilian GAAP, service revenues were up by 17.8% in 2002 whilst handset sales increased 0.6%.

PT Multimedia

PT Multimédia’s operating revenues rose 8.0% to Euro 640 million, underpinned by strong performance of TV Cabo, whose revenues increased 30.9% in 2002. This revenue performance was achieved notwithstanding a 13.8% drop in media revenues at Lusomundo, due to a significant downturn in advertising revenues as well as the disposal of Deltapress, which accounted for Euro 41 million of revenues in 2001.

8.1.2. Consolidated operating costs

During 2002, the Company’s Consolidated Operating Costs amounted to Euro 4,315 million, a decrease of 5.3% over 2001. The contraction of operating costs was higher than the 2.5% drop in consolidated operating revenues in the period, thus allowing for an improvement in the margins of the company by 2.8 p.p. to 39.9%. The breakdown of Consolidated Operating Costs by business area is as set out below:

48	2002 ANNUAL REPORT

Wages and Salaries

Wages and salaries amounted to Euro 695 million compared to Euro 669 million in 2001. This cost item has been impacted by the in-sourcing of staff from franchised shops of Telesp Celular Participações and the consolidation of PrimeSys in the second half of 2002. Overall, wages and salaries currently represent 12.4% of consolidated operating revenues, a slight increase over 2001 (11.7%). In the case of PT Comunicações, which accounted for 43.7% of the total wages and salaries of the Company, there was a 2.5% decrease in this cost item.

Post Retirement Benefits

Post retirement benefits increased by Euro 43 million or 30.2% to Euro 183 million. This was due to higher charges resulting from the amortization of actuarial losses deferred in previous years as a result of lower returns generated by the pension funds compared with the 6% return considered in the actuarial studies. Post retirement benefits accounted for 3.3% of consolidated operating revenues.

Costs of Telecommunications

Costs of telecommunications amounted to Euro 623 million compared to Euro 715 million in 2001, a 12.9% decrease over the previous year, due mainly to the effect at PT Comunicações of lower traffic volumes and the change in the ownership of Internet access traffic as of October 2001. Costs of telecommunications accounted for 11.2% of consolidated operating revenues.

Raw Materials and Consumables

Raw materials and consumables costs decreased 30.1% primarily as a result of a reduction in the direct acquisition of raw materials and consumables and more favourable weather conditions than in 2001, a year that experienced abnormal levels of repairs due to adverse weather conditions. This cost item accounted for 1.7% of consolidated operating revenues.

Costs of Products Sold

Costs of products sold fell 25.3% due to lower sales of terminal equipment, which dropped 21.3% during 2002. Lower costs of products sold also reflect reduced subsidization of handset sales in the mobile businesses. This cost item accounted for 8.3% of consolidated operating revenues.

Marketing and Advertising Costs

Marketing and advertising costs amounted to Euro 109 million, compared to Euro 142 million in 2001, equivalent to a drop of 23.4% over the previous year. The reduction of marketing and advertising costs reflects the strict cost control policies adopted during the course of the year and the Company’s increased bargaining power in the context of the Portuguese advertising market. This cost item accounted for 1.9% of consolidated operating revenues.

Provision for Doubtful Receivables, Inventories and Others

Provision for doubtful receivables increased 1.6% in line with the increased level of provisions for bad debts as a consequence of more challenging economic conditions. This cost item accounted for 2.4% of consolidated operating revenues.

General and Administrative Expenses

General and administrative expenses decreased Euro 73 million, equivalent to 7.3%, to Euro 924 million, as a result of cost reduction programs implemented broadly across the Company. This cost item accounted for 16.6% of consolidated operating revenues.

49	2002 ANNUAL REPORT

Depreciation and amortization

Depreciation and amortization amounted to Euro 963 million, a slight increase of 0.7% or Euro 7 million over year 2001. Depreciation charges exceeded Capex (excluding the acquisition of the ownership of the fixed network) which amounted to Euro 776 million in 2002. This cost item accounted for 17.2% of consolidated operating revenues.

8.1.3. EBITDA

Consolidated EBITDA increased by 5% as a result of the growth posted by TMN and PT Multimedia in Portugal and Telesp Celular Participações in Brazil, as well as continued cost reduction across all business areas. The breakdown of EBITDA by business area is as set out below:

PT Comunicações’ EBITDA in 2002 amounted to Euro 957 million, an 8.4% decrease over 2001. Notwithstanding the drop in traffic and subsequent loss of revenues, PT Comunicações posted a 41.6% EBITDA margin in 2002 mainly due to its continued focus on implementing cost cutting initiatives. Operating costs fell by 1.8% despite a 31.3% rise on post retirement benefits costs. Excluding the negative impact of the change in ownership of Internet traffic (Euro 16 million) and the increase in post retirement benefits costs (Euro 43 million), PT Comunicações’ EBITDA would have decreased by only 2.5%.

PT Prime’s EBITDA amounted to Euro 32 million, equivalent to a margin of 9.5%. PT Prime continues to experience demand for its products and services. Its margin performance continues to be affected by aggressive competition involving discount pricing and the costs of telecommunications.

TMN’s EBITDA in 2002 rose by 15.7% to Euro 623 million as a result of larger customer base and a higher contribution to overall revenues from data services. EBITDA margin in the period was 42.3%, a 3.6 p.p. improvement over 2001 due to lower subscriber acquisition costs and cost cutting initiatives, which contributed towards a 16.3% drop of cash costs per user (CCPU).

Telesp Celular Participações’ EBITDA in 2002 amounted to Euro 513 million, an increase of 11.8% over 2001. This performance has been achieved despite a 24.5% devaluation of the Brazilian Real in 2002. Telesp Celular Participações’ EBITDA margin was 42.1% in 2002, a 9.4 p.p. increase over 2001. This achievement was largely due to lower subscriber acquisition costs (SACs) and significant cost cutting resulting in a 14.4% drop in CCPU.

PT Multimedia’s EBITDA amounted to Euro 76 million, an increase of 78.6% over 2001. This is equivalent to a margin of 11.2%, a 4.4 p.p. improvement over 2001. The Pay-TV business (TV Cabo) posted an EBITDA of Euro 71 million, a rise of 75.0% over 2001. The media division is undergoing significant restructuring and its performance has also been impacted by the contraction of the advertising market. Lusomundo’s EBITDA in the period amounted to Euro 11 million, with contribution primarily coming from cinema distribution and exhibition and sale of software (DVDs and PSII games).

50	2002 ANNUAL REPORT

8.1.4. Consolidated Net Income

Consolidated Net Income amounted to Euro 391 million in 2002, compared to Euro 307 million in 2001, as set out below:

Net Non-Operating Expenses

Net non-operating expenses include net interest expenses, goodwill amortization, equity accounting in earning of affiliated companies, other net financial costs and curtailment and severance costs.

Net interest expenses in 2002 decreased from Euro 300 million in 2001 to Euro 197 million. PT’s average cost of debt in 2002, including the cost of local borrowings of its subsidiaries in Brazil in Reais, was approximately 5.5%. Excluding the higher cost of debt in Brazil, the Company’s cost of debt was 2.8%.

As a result of the Company efforts to neutralize its US dollar exposure, the Company booked currency exchange gains amounting to Euro 88 million in 2002, compared to Euro 10 million in 2001. The gain relating to the unwinding of the final exchange of certain derivative instruments amounted to Euro 147 million. In line with its conservative financial policy, PT has virtually eliminated all of its US Dollar exposure (see Consolidated Net Debt below).

Goodwill amortization in the period amounted to Euro 143 million, a decrease of 7.5%. This decrease was mainly due to lower amortization of Telesp Celular Participações’ goodwill in the amount of Euro 28 million as a result of PT’s recognition of an impairment of goodwill early in 2002 in connection with its investment in Telesp Celular Participações. The lower Telesp Celular Participações’ goodwill charge was partially offset by higher amortization of goodwill at PT Multimedia of Euro 9 million (following the buy-out of minorities at PTM.com) and at PT Prime of Euro 7 million (following the completion of the acquisition of 100% of PrimeSys).

Equity accounting of losses of affiliated companies decreased to Euro 161 million in year 2002, from Euro 381 million in year 2001. This caption includes basically the Company’s share of the losses of Medi Telecom and Global Telecom amounting to Euro 56 million and Euro 89 million, respectively. The improvement in losses of affiliated companies over year 2001 was mainly due to the Euro 222 million improvement in the net income of Global Telecom, as a result of better operating performance and the positive impact of the restructuring of its balance sheet completed by Telesp Celular Participações, following its rights issue in September 2002.

Net other financial expenses in 2002 amounted to Euro 112 million compared to Euro 144 million booked in year 2001. This caption also includes the recording of a provision for equity swaps with PT’s own shares (contracted in connection with PT’s incentive plans), amounting to Euro 43 million.

51	2002 ANNUAL REPORT

Curtailment and severance costs associated with the work force reduction programs amounted to Euro 54 million in 2002, compared to Euro 184 million in year 2001.

Provision for Income Taxes

The provision for income taxes amounted to Euro 337 million in year 2002. The corporate tax rate in Portugal is 33%, but as a number of items including goodwill amortization and equity accounting of earnings of affiliated companies are not considered as tax deductible items for tax purposes in Portugal, thereby increasing the Company’s effective income tax rate.

During 2002 PT made advance payments for taxes to the Portuguese State, in accordance with Portuguese legislative requirements. These payments amounted to Euro 195 million. In the Company’s view, restructuring of its holdings in mobile businesses, including the incorporation of Brasilcel, results in the realization of a significant tax loss that has been booked as an asset in the balance sheet under Deferred Taxes. Accordingly, the utilization of this tax credit in the future will impact positively PT’s future cash flows but not its net income.

Minority Interests

The losses applicable to minority interests in year 2002 relate basically to the share of minority shareholders in the losses of Telesp Celular Participações (Euro 23 Million) and PT Multimedia (Euro 61 million).

52	2002 ANNUAL REPORT

8.2. Financial Condition

8.2.1. Consolidated Balance Sheet

The consolidated balance sheets as of December 31, 2001 and 2002 are as set out below:

(1)	Proportionally consolidating 50% of assets and liabilities of Brasilcel.
(2)	Pro-forma considering the full consolidation of the assets and liabilities of Telesp Celular Participações and excluding the proportional consolidation of 50% of assets and liabilities of Brasilcel.
(3)	Fully consolidating the assets and liabilities of Telesp Celular Participações.
(4)

As of December 31, 2002 the Provision for Other Risks and Charges includes: (i) a provision for impairment (Euro 99 million), which considers the assessment made by the Company in connection with certain financial investments; (ii) provisions for equity swaps in relation to PT Multimedia shares (Euro 62 million) and PT’s own shares (Euro 42 million); (iii) a provision to adjust assets and liabilities in TMN (Euro 51 million); (iv) a provision to reduce the carrying amount of basic equipment, which is to be retired before the end of its useful life, to net realizable value (Euro 33 million); and (v) a provision for losses in affiliated companies resulting from the application of the equity method of accounting (Euro 32 million).

(5)	As of December 31, 2002 minority interests relate basically to the minorities’ share in shareholders’ equity of Brasilcel’s subsidiaries (Euro 226 million) and PT Multimedia (Euro 174 million).

Total assets amounted to Euro 13,726 million at the end of 2002, a decrease of Euro 3,910 million over year 2001 and the breakdown of the reduction in the assets was as follows: (i) Intangible Assets (Euro 1,966 million), due to the impact of the devaluation of the Brazilian currency in 2002 and impairment of goodwill associated to financial investments; (ii) Investments (Euro 1,624 million), as a result of the reimbursement of Global Telecom’s intra-group loans of Euro 810 million and the recording of provisions for financial investments; (iii) Fixed Assets (Euro 915 million), due to the impact of Brazilian currency devaluation; and (iv) Deferred Costs relating to post retirement benefits which were deducted from the Accrued Post Retirement Liability in 2002 (Euro 762 million, Note 2 to the accompanying Consolidated Financial Statements). These reductions were partially offset by the increase in Non-Current Deferred Taxes (Euro 377 million), as a result of the tax effect of the corporate restructuring undertaken in 2002, and in Current Assets (Euro 1,223 million, as discussed in section 8.2.4. below).

53	2002 ANNUAL REPORT

Total liabilities amounted to Euro 10,168 million as of December 31, 2002, a decrease of Euro 1,582 million compared to year end 2001. This reduction was mainly due to decreases in the following captions: (i) Current Liabilities (Euro 282 million); (ii) Medium and Long Term Debt (Euro 209 million); (iii)Non-Current Deferred Taxes (Euro 218 million); and (iv) Accrued Post Retirement Liability (Euro 762 million), as a result of the netting with the corresponding deferred costs as described above.

In June 2002, the Company recorded a provision for impairment amounting to Euro 500 million. This provision included an estimated impairment of the Company’s investment in Telesp Celular Participações amounting to Euro 1,500 million, net of the estimated tax effect of Euro 1,000 million resulting from the corporate restructuring of the Company’s mobile businesses, which was in progress as of that date. This provision for impairment was charged against retained earnings since it was considered to be an extraordinary adjustment of significant amount in relation to the financial statements as of December 31, 2001. During the fourth quarter of 2002, this provision was used to offset the impairment in the investment in Telesp Celular Participações amounting to Euro 1,141 million, following the contribution by Portugal Telecom of its investment to Brasilcel (wireless JV company between PT and Telefónica). This provision was also used to cover the losses on the impairment booked by PT Multimedia of its investment in Lusomundo (Euro 190 million) and also to cover certain other impairments on financial investments, namely, PrimeSys, Medi Telecom, Investenews and Banco 1.net, identified during the fourth quarter of 2002.

After considering the effect of the impairment of financial investments booked in 2002, the Company’s exposure (assets minus liabilities) to Brazil was reduced to R$ 7,708 million (Euro 2,076 million at the Real/Euro exchange rate prevailing at year-end). The assets denominated in Brazilian Reais in the Company’s balance sheet as of December 31, 2002 amounted to Euro 3,474 million, equivalent to approximately 25% of total assets.

As of December 31, 2002, Portugal Telecom’s shareholders’ equity amounted to Euro 3,111 million, a decrease of Euro 1,556 million over December 31, 2001. A detailed reconciliation of this decrease in shareholders’ equity is set out below:

The provision for impairment was charged against retained earnings as it was considered to be an extraordinary adjustment of a significant amount in relation to the financial statements as of December 31, 2001.

The currency translation adjustments of Euro 1,322 million relate primarily to the negative exchange rate adjustments associated with the Company’s ownership of assets in Brazil.

54	2002 ANNUAL REPORT

8.2.2. Investment in Financial Assets and Capital Expenditure

The breakdown of the Company's total investment carried out in 2002 was as set out below:

Investment in Financial Assets

The investment in financial assets (including goodwill) in 2002 amounted to Euro 329 million and was related mainly to the refinancing of Global Telecom (Euro 153 million) and the acquisition by Telesp Celular Participações of the remaining stake in Global Telecom (Euro 79 million).

Capital Expenditure

Capital expenditure (“Capex”) has been falling consistently for the PT Group in line with the Company’s announced strategy of cash flow maximization. The Company’s Capex in year 2002, excluding the acquisition of the ownership of the fixed line network from the Portuguese State, amounted to Euro 776 million, equivalent to 13.9% of revenues.

The breakdown of Capex by business area, excluding the acquisition of the ownership of the fixed line network, is as set out below:

(1)	Taking into account the acquisition of the ownership of the Basic Network Euro 348 million, the total Capex of PT Comunicações would have reached Euro 576 million.
(2)	Taking into account the acquisition of the ownership of the Basic Network Euro 348 million, the total Capex of PT Group would have reached Euro 1,124 million.

PT Comunicações’ Capex in year 2002, amounted to Euro 228 million equivalent to a Capex to sales ratio in 2002 was 9.9%. The Capex of TMN and Telesp Celular Participações amounted to Euro 371 million equivalent to a Capex to sales ratios of 19.2% and 7.2%, respectively.

55	2002 ANNUAL REPORT

8.2.3. Investment in Working Capital

During 2002, the investment in Working Capital amounted to Euro 129 million and the breakdown was as follows:

(1)	Considering the proportional consolidation of 50% of the assets and liabilities of Brasilcel.
(2)

Pro-forma considering the full consolidation of the assets and liabilities of Telesp Celular Participações and excluding the proportional consolidation of 50% of the assets and liabilities of Brasilcel.

(3)	Considering the full consolidation of the assets and liabilities Telesp Celular Participações.
(4)	The decrease in these captions results basically from the decrease in the book value of the assets and liabilities of Telesp Celular Participações due to the devaluation of the Brazilian Real.
(5)	The increase in these captions results from payments made by Telesp Celular Participações on account of Global Telecom, which were due as of December 31, 2002.
(6)

As of December 31, 2002 this caption includes Euro 198 million relating to advance payments of income taxes made by Portugal Telecom during 2002, which should be reimbursed by the Portuguese State. In 2001 this caption included an amount of Euro 97 million related to the sale of Telefónica shares which was received in 2002.

(7)	The decrease in this caption results basically from the reduction in Capex during 2002.

The Company is focusing in reducing its working capital investment and the Euro 129 million investment compares favorably with Euro 195 million invested in the second quarter of year 2002 whilst the investment in working capital in 2992 increased compared to 2001, the Company will remain committed to reducing this investment in the future.

56	2002 ANNUAL REPORT

8.2.4. EBITDA minus Capex and Operating Cash Flow

The breakdown of EBITDA minus Capex by business area is as set out below:

(1)	Taking into account the acquisition of the ownership of the Basic Network by Euro 348 million, the EBITDA minus Capex of PT Comunicações would have reached Euro 381 million.
(2)	Taking into account the acquisition of the ownership of the Basic Network by Euro 348 million, the EBITDA minus Capex of PT Group would have reached Euro 1,105 million.

The Company’s Portuguese businesses in 2002 accounted for over 70% of the Company’s EBITDA minus Capex. Telesp Celular Participações contributed 29.2% for the Company’s EBITDA minus Capex in 2002.

The breakdown of the Company’s Operating Cash Flow is as set out below:

(1)	Excluding the acquisition of the ownership of the Basic Network.
(2)	Includes the concession rental fee in 2002 amounting to Euro 17 million. Accordingly, the increase in Capex resulting from the acquisition is Euro 348 million.
(3)

In negotiations with the Portuguese State for the acquisition of the ownership of the Basic Network, the Portuguese Government agreed to pay the balance due at December 31, 2001 related to discounts given to retired Portuguese citizens amounting to Euro 60 million.

In line with the Group’s stated strategy, the Company generated over Euro 1,000 million of Operating Cash Flow in 2002, is as set out below in the graphic. In addition to Capex contraction and the low cost of servicing debt, there was a significant improvement in the investment in working capital which fell to Euro 129 million from 195 million in the first half of 2002.

57	2002 ANNUAL REPORT

8.2.5. Consolidated Net Debt

The Company’s Consolidated Net Debt as of December 31, 2002 amounted to Euro 4,037 million and total indebtedness amounted to Euro 6,314 million, corresponding to decreases of Euro 1,419 million and Euro 434 million, respectively, compared to December 31, 2001. The breakdown of the Company’s Consolidated Net Debt as of December 31, 2002 and 2001, was as set out below:

58	2002 ANNUAL REPORT

This Net Debt reduction was achieved on the back of strong growth in Operating Cash Flow (Euro 1,042 million in 2002), sound financial management, the effect of consolidation of Brasilcel, and a positive translation effect of US dollar and Real denominated debt. The Net Debt change in 2002 was as set out below:

(1) (2) (3)

This caption includes: (i) Euro 153 million of funding made to Global Telecom during 2002; and (ii) Euro 79 million related to the acquisition of the remaining 17% of Global Telecom’s share capital.
Includes 2001 income tax payments amounting to Euro 69 million and advance payments in relation to the 2002 income taxes amounting to Euro 198 million.
This caption includes: (i) Euro 200 million related to the sale of 14.68% of Telesp Celular Participações’ share capital to Telefónica Móviles; and (ii) Euro 182 million related to the sale of Telefónica shares in the first half of 2002.

The Net Debt evolution in 2002 was as set out below in the graphic:

During 2002, the Company reduced its exposure to US dollar by a total amount of US$ 1,514 million having unwound certain derivative contracts and/or cancelled the final exchange of other derivative instruments. As of December 31, 2002, the remaining US dollar exposure under derivative contracts amounted to US$ 218.7 million and maturing in April 2009. As a result of certain US dollar loans to Telesp Celular Participações, which Telesp Celular Participações has swapped into Reais to hedge currency exposure and free standing derivatives and debt instruments, the Company is short US$ 8 million.

59	2002 ANNUAL REPORT

As of December 31, 2002, 82.7% of the Company’s total indebtedness is medium and long term as a result of the refinancing undertaken throughout 2001. As of December 31, 2002, 75.8% of the Company’s Consolidated Net Debt was in fixed rates, and 82.7% was denominated in Euros, 4.0% in US Dollars and 12.4% in Brazilian Reais. All of the debt of PT’s Brazilian subsidiaries is now either Real denominated or has been swapped into Reais. PT’s average cost of debt in 2002, including the loans in Brazilian Reais, was 5.5%. Excluding the higher cost of debt in Brazil, PT’s cost of debt was 2.8%. The maturity of PT’s loan portfolio is currently 4.8 years. At the date of this release, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which of its current usage is less than Euro 60 million.

The Company’s Consolidated Net Debt profile as of December 31, 2002, was as set out below:

60	2002 ANNUAL REPORT

The Net Debt maturity in 2002, as well as currency profile and the interest rate applicable was as set out below in the graphics:

The Company has to refinance Euro 1,095 million in 2003, which compares with an EBITDA minus Capex and an Operating Cash Flow of Euro 1,454 million and Euro 1,042 million, respectively, generated in 2002. PT has already reimbursed Euro 745 million of the debt earmarked to be refinanced in 2003 and accordingly the residual portion to be refinanced stands at only Euro 350 million.

From July to early October 2002 the Company invested Euro 340 million in buying part of its outstanding Eurobonds and Exchangeable bonds. The Company has acquired 25.29% of its 2005 Eurobond, 10.05% of its 2006 Eurobond and 12.05% of its 2009 Eurobond. PT has also acquired Euro 118 million of its 2004 and 2006 Exchangeable bonds. All these securities are recorded as marketable securities in the Company’s balance sheet as of December 31, 2002.

The gearing ratio (Net Debt/(Net Debt+Equity)) increased to 56.7% compared to 53.9% at the end of year 2001 due to the adjustments to shareholders’ equity resulting from the negative currency translation adjustments of the Brazilian Real (Euro 1,322 million) and from the Euro 500 million provision for the impairment charged against retained earnings during 2002. The net debt to EBITDA ratio as of December 31, 2002 was 1.8 times and the EBITDA cover was 11.8 times.

61	2002 ANNUAL REPORT

8.2.6. Post Retirement Benefits

As of December 31, 2002 the projected benefit obligations (“PBO”) of the Company’s post-retirement benefits, including pensions and health care obligations, computed based on a 6% discount rate and assuming a 3% annual salary increase, amounted to Euro 3,654 million (Euro 3,015 million for pensions and Euro 639 million for health care benefits). Compared to 2001, the PBO increased 2.1%, equivalent to Euro 80 million. The Company’s post-retirement benefits (pension and healthcare plans), which have already been closed to new participants, cover approximately 33,700 employees, with 34% still in service.

According to the rules of the ISP (“Instituto de Seguros de Portugal”), the pension plans for retired staff have to be fully funded, which is the case for the Company’s pension funds. Regarding funding of the pension funds for pre-retired staff and staff still in service, it can currently be funded up until retirement age. The estimated average working life of staff still in service is 16 years.

In Portugal there is no legislation covering the establishment of funds to cover post retirement health care benefits. PT will only have to pay for these benefits when the health care services are rendered to related employees and a corresponding claim is charged to the Company. Accordingly, there is no need to fund these benefits (Euro 639 million) at present.

The market value of the pension funds amounted to Euro 1,664 million at December 31, 2002, a decrease of Euro 68 million from 2001 resulting basically from the negative performance of the pension funds. The deferred costs related to post-retirement benefits amounted to Euro 929 million, and the net balance of unfunded liabilities and deferred costs as of December 31, 2002 was Euro 1,061 million, as reflected in the Company’s balance sheet in accordance with the requirements of International Financial Reporting Standard No. 19.

The deferred costs related to post-retirement benefits correspond to: (i) the Initial Transition Obligation (the initial date for recognition of post-retirement liabilities in PT Group (1993)), which is being amortized over an 18-year period corresponding the expected working life of employees as estimated in 1993; and (ii) actuarial losses and gains, corresponding to differences between the assumptions relied upon in the actuarial studies and the actual results related to those benefits (including differences in the return of pension fund assets, salary increases and healthcare costs), which are being amortized over a sixteen year period corresponding to the expected working life of employees still in service.

62	2002 ANNUAL REPORT

The interest cost associated with the full amount of the PBO has been charged to the Company’s income statement under the caption Post Retirement Benefits. In 2002, the interest cost of the plans amounted to Euro 208 million. The expected return on the pension funds assets, calculated based on a 6% rate of return, was estimated at Euro 103 million and was recorded as a deduction to the above mentioned interest cost. The service cost for staff in service and covered by the plans in 2002 amounted to Euro 25 million. The amortization of deferred costs related to post retirement benefits amounted to Euro 53 million in 2002. Thus the net periodic post retirement costs for 2002, which include the interest cost of unfunded liabilities and the amortization of deferred costs, was Euro 183 million. The cash injection into the pension funds made by the Company during 2002 amounted to Euro 114 million.

9. Corporate Governance

The information set forth in this section is based upon the Portuguese Securities Market Commission (the “CMVM”) model (Regulation no. 7/2001 issued by CMVM).

Enterprise access to the capital market is becoming more competitive. Investors’ decisions related to capital investment are not only based on economic evaluations but also on the information clearness, security levels and management reliability.

Corporate governance rules are intended to improve companies’ performance and benefit stakeholders.

On July 30, 2002, the President of the United States of America (USA) signed into law (Sarbanes-Oxley Act) intending to give a solution to the causes behind the USA’ financial and corporate scandals which significantly affected the shareholders’ confidence. This act, previously approved by the Congress, has strong implications to securities listed in USA, as follows: (i) CEOs and CFOs’ obligations to certify financial reporting; (ii) additional financial disclosure; (iii) new and added responsibilities of Audit Committees; and (iv) relationships with external auditors to ensure independence.

Unlike previous motions issued in USA, like the CEOs and CFOs periodic certification reports issued by SEC on June 30, 2002 and the corporate governance rules issued by NYSE in 2001, the Sarbanes-Oxley Act also applies to non-US companies listed on US stock markets (foreign private issuers), including the PT Group.

Because of the significant implications for PT Group with the Sarbanes-Oxley Act approval and subsequent rules issued by the SEC, a committee was established to examine the law and its implications including the following responsibilities:

  Redefinition of audit committee functions;

  Profile for audit committee members in light of requirements of the Act;

  Relationship between the audit committee and the statutory audit board given to the requirements of Portuguese legislation and the Act;

  Effects on relationships with the external auditors;

  Definition of initiatives with respect to the Group Internal Control System.

63	2002 ANNUAL REPORT

During 2002 the Internal Control function of the PT Group implemented the following:

  Internal Corporate Control Model approval, setting the key guidelines for the implementation of an effective Internal Control System;

  Definition of written procedures and practices on an Internal Control Manual in the major subsidiaries Group company;

  Definition of disclosure controls and procedures aiming to ensure that all financial and non financial information is properly collected, processed and reported;

  Reinforcement of evaluation over the effectiveness and efficiency of PT Group’s Internal Control System.

The goal of this function, both in terms of the production of control manuals and assessment of their adequacy and effectiveness, is to improve the operations efficiency and ensure that the Group’s Internal Control objectives are achieved, enhancing shareholder value, ensuring financial information reliability and minimising the occurrence of fraud.

The year 2002 records the implementation of a new governance model based on three elements: effectiveness, simplicity and transparency.

The new model is intended to make PT’s Executive Committee more operationally oriented, reinforcing the involvement in key decisions, increasing the participation of management in critical issues discussions and ensuring the Board of Directors involvement in monitoring strategic concerns.

Shareholders approved at the general meeting an amendment to the company’s articles of association permitting that the Chairman and the CEO could be a different person, ensuring more separation between supervision, control and daily management. This amendment also permits all Executive Committee Members, including the CEO, to be chosen by and from members of the Board of Directors.

Also in furtherance of the new governance model, the Board of Directors created on June 27, 2002, the following Committees: Strategy Committee, Evaluation and Remuneration Committee, Governance Committee as well as the Audit Committee, described in section (IV) Board of Directors, herein.

The PT Group also have disclosed and approved, during the year 2002, a Group’s Code of Ethics.

(I) Information Disclosure

Corporate Structure and Responsibilities of Functions and Departments

The PT Group’s organisational structure is made up of: Business Units, Service Units and a Corporate Department.

64	2002 ANNUAL REPORT

(1)     PT Inovação, PT SI, PT Contact, PT Associação de Cuidados de Saúde, PT Pro — Serviços Partilhados

Business Units are responsible for sales and services, profit and loss account management, business strategy, resource management and operational performance.

Service Units are responsible by achieving scale economies resulting from staff and infrastructure sharing (harmonising procedures and managing the respective infrastructures), the development of skills (sharing know-how and implementing best practices), and increasing negotiating strength (ensuring greater influence, speedier response times and higher quality).

The Corporate Department reports to the Executive Committee and deals with business coordination through focusing Corporate Strategy and Business Development, Financial Management, Regulations and Technology, M&A, Corporate Finance, IR, Control, Talent Management, Corporate Image and Legal Counsel.

The list of the Corporate Department and their respective responsibilities is, as follows:

-   General Office (SGC): provides administrative support to PT’s Board of Directors and other statutory bodies and ensures communication with the company’s several corporate functions and outside institutions;

-   Internal Audit (AIC): evaluates the efficiency and effectiveness of internal control systems in PT companies;

-   Legal Counsel (AJC): provides legal counsel to PT operations;

-   Regulatory Management (GRC): Influences the regulatory environment aiming to maximise PT's business position and taking advantage of new opportunities in a competitive environment;

-   Communication Office (GCC): co-ordinate and supervise lines of communication within the PT Group with the goal of creating team spirit as a leverage value promoter;

-   PT Group Security (SEC): plans, organises, directs, controls and inspects security procedures for the PT Group;

-   Consolidation and Control (CCC): ensures an effective and efficient financial reporting process within the PT Group, in addition to ensuring internal control in operating and financial terms for the performance of the whole PT Group;

65	2002 ANNUAL REPORT

-   Corporate Development and Management Control (DCC): ensures fluidity and coherence in terms of PT's planning process and control, stimulating and evaluating the companies performance, as well as consolidating an investment process geared to PT’s business development needs;

-   Finance (FNC): organises and monitors capital market debt operations, manages foreign currency exposure and optimises the use of the PT Group's financial resources;

-   Corporate Finance: optimises the PT Group's capital structure and identifies potential merger, acquisition and sales opportunities;

-   Investor Relations (RIC): assures the existence of adequate relationships with the financial community (among investors, shareholders and market regulatory bodies), by providing financial and corporate information about PT and organising conferences and one-on-one meetings with financial investors aiming to maximise shareholder value;

-   Key Staff and Organisational Excellence (QCC): attracts, motivates, develops and retains the best professionals and ensures the ability to perform critical functions;

-   Training and Knowledge Management (GFC): ensures an optimal level of knowledge, competence and know-how within PT Group, through employee training;

-   Knowledge Marketing and Management (GMC): develops, implements and manages the progressive convergence of knowledge marketing and management activities among the various Group businesses, increasing efficiency and improving market value;

-   Technological Development (DTC): develops, implements and manages the convergence of network technological platforms and network management and services that support the Group businesses using a single infrastructure, in an effort to achieve efficiency gains, rationalising investment and operating resources and increasing Group competitiveness;

-   Business Strategy and Development (EDC): ensures adequate support for strategic decisions with high impact in Group’s configuration and performance, as well as directing and promoting Group business development;

-   Property and Planning of Areas (IEC): ensures the management and co-ordination of PT Group real estate property, performing consistent and sustained optimisation of physical space and associated property costs by all Group companies;

-   Information Systems Planning (SIC): ensures the efficiency of the information system services to PT, promoting synergies between different companies and business units within the PT Group;

-   Purchasing Negotiation and Investment (NCC): optimises in an integrated Group perspective and investment in terms of price, quality and service from contributing to the creation of competitive advantages for the PT Group.

Evolution of PT Share Prices

See chapter 3 of this report on the capital market.

66	2002 ANNUAL REPORT

The following graph shows the evolution of PT share prices in 2002, referencing relevant facts of the company.

Dividend Policy

Dividend proposal is exclusive responsibility of PT’s Board of Directors, in due compliance with Portuguese legislation and the company’s articles of association. In accordance with PT’s articles of association, at least 40% of Distributable Net Income (calculated in accordance with Generally Accepted Accounting Principles in Portugal, after deducting losses brought forward from previous years and 5% for the legal reserve, until totalling one fifth of its share capital and in consideration of other legally imposed limits), must be distributed to shareholders as dividends without prejudice to the right of the Annual General Meeting by a qualified resolution of two thirds of the votes could deliberate in dividend reduction or dividend cancelling. The majority of Class A share votes has a veto power over the payment of dividends exceeding 40% of Distributable Net Income.

In the application proposal for of net income for 2001, the Board of Directors submitted the appropriate proposal for a resolution of the General Meeting, which, on April 23, 2002, approved the payment of a gross dividend per share (or ADS) of Euro 0.10, which occurred on May 23, 2002.

Stock and/or Stock Option Plans

As of December 31, 2002, PT had a Stock Option and Incentives Plans, approved in April 1998 and September 1999, respectively.

  PT Stock Option Plan

PT’s Annual General Meeting approved the creation of a Plan for Directors and senior staff of PT and its subsidiaries on April 21, 1998.

67	2002 ANNUAL REPORT

This plan essential objectives are creating shareholder value, retain key staff and stimulate medium to long term performance, giving rights to purchase in stages PT stock over a 5-year period, subject to the fulfilment of certain performance criteria to be defined by the Board of Directors.

The costs associated with this Plan are recognised in the Profit and Loss Statement as a cost for the year in which the options are called, accounting the corresponding cost in wages and salaries.

The Plan for statutory office holders and senior staff of PT and other PT Group companies had 142 members at year-end 2002. Plan eligibility was defined by criteria previously established by the Board of Directors.

The acquisition price of the stock option shares is the average closing prices of PT shares on the Euronext Lisbon over the 20 working days immediately preceding the share allocation date. The price may be adjusted, pursuant to Plan regulation, whenever PT’s performance of any financial operations may affect the value of its shares, neutralising the effect of such operations. The current exercise price is Euro 9.39.

The options may be exercised in stages, within the three months following the end of each anniversary Plan date, which falls on June 8, in the following percentage blocks: 1999 — 0%; 2000 — 10%; 2001 — 20%; 2002 — 30%; 2003 — 40%. Options which are not totally or partially exercised in maturity year, may be exercised on a sole occasion within the three starting from the last anniversary of the Plan. There are no special incentives to encourage the exercise of options.

The Plan management is assigned to the Board of Directors or to an appointed person to act on the Board’s behalf. It may be altered, suspended or terminated, at any time, by decision of the Compensation Committee.

The number of shares necessary to provide the number of given options was at the end of 2002, 1,465,428. Otherwise, the number of shares necessary to provide call options was at the beginning of 2002, 445,342 and 439,628, at the end of 2002.

  PT Incentive Plan

An Extraordinary General Meeting of PT approved the creation and implementation of a new Stock Option Plan for PT shares for members of the Board of Directors and senior staff of Group companies, on September 27,1999.

The Plan was designed to retain key managers and encourage the continuous improvement of individual and corporate performance. It essentially comprises the free allocation of shares, based on a positive evaluation of individual performance and share purchase options, at the end of each three year period delegation.

The costs associated to this Plan are recognised in the Profit and Loss Statement as a cost for the year in which the options are given or called by employees, being the corresponding cost recognised in the wages and salaries cost account.

The Plan is for members of PT’s Board of Directors and Eligible Executives (members of the Executive Committees of PT Group companies) at the discretion of the Board of Directors or its Chairman, the Chairman/CEO of listed companies in which PT has a direct or indirect equity investment superior to 50% or has management controls; and exceptionally, with the necessary support, to whom, not being an eligible executive, the Chairman intends to give shares and options due to this plan. The number of members in the Incentive Plan in year-end 2002 is 27.

It is the responsibility of PT’s Board of Directors or its Chairman, in addition to the Chairman of the Incentive Plan Oversight Committee, namely the President, to decide upon the allocation of shares and options, pursuant to the terms of the respective regulations, either on their own initiative or based on a proposal submitted to them by the Boards of Directors of the Group companies. Shares and options are allocated on a single occasion with the Chairman of the Board of Directors being entitled to increase the allocation of share options to a specific Plan participant if he/she takes on new responsibilities. A membership contract is provided for each allocation of share options under the Plan.

68	2002 ANNUAL REPORT

Depending on the positive evaluation of individual performance, PT will allocate each participant a specific number of free shares, at the end of each three years of office. This allocation is settled and fixed in a contract and defined on case by case basis by the Chairman, within the limits set by the Oversight Committee. Under the Plan 884,301 shares were allocated in 2002.

The price to exercise the options is equal to the simple average of PT share prices on the Euronext Lisbon in the 15 days prior to the date of the beginning of the Plan, which value may be adjusted pursuant to the terms of the Incentive Plan. The current exercise price is Euro 11.38.

Options attributable in a given year may be taken up in whole or in part, within three months counting at the end of each anniversary to the date of the signing of the Plan. Options which are not fully or partly exercised at their maturity may be exercised in full on a single occasion within three months counting from the date of the Plan’s last anniversary or such other date to be defined. There are no special incentives to encourage the exercise of share options.

The Chairman may delegate on a Director/CFO the authority to perform all acts and administrative formalities with respect to the Plan. Alterations, or suspensions, or cancelling the terms of the Incentive Plan regulations shall be made by a resolution of the General Meeting, under Chairman proposal. The number of given options to be exercised in 2002 was equivalent to 2,624,468 shares.

Use of New Technologies

PT has been steadily increasing its use of new technologies, notably Internet and e-mail, for disclosing, supplying and sending information to the financial community and customers. E-mail is the preferred method of communication for sending information as relevant facts, press releases, reports and accounts, presentations, all documentation pertaining to General Meetings and any type of reply or clarification on issues raised within the company.

All publications and communications, press releases, reports, six month and annual reports, Form 20-Fs, quarterly financial information, presentations and information on the Company’s products, services and business may be accessed via the worldwide web on PT’s website at www.telecom.pt.

As part of its preparation for General Meetings, the PT website will display the notice calling the meeting as of the date of publication, in addition to the voting forms to be used in the case of postal votes with an advance notice of fifteen days prior to the date of the General Meeting.

Investor Relations

With the objective of assuming the necessary relationship with shareholders, investors and analysts, as well as the overall financial market and, in particular with the Euronext Lisbon and New York Stock Exchanges where PT is listed., and CMVM and SEC, PT has created, in March 1995, the Investor Relations Department. The PT Market Relations representative is Vitor José Gama Sequeira.

This department regularly prepares presentations and press releases on quarterly, half yearly and annual results as well as any other matters with relevance that may occur. It also provides all types of information to the financial community in general, including to shareholders (institutional and retail) and analysts.

Interested parties may contact Investor Relations at the following address or contact points:
Avenida Fontes Pereira de Melo, 40 — 8º
1069-300 Lisboa (Portugal)
Tel.     / Fax: +(351) 21 500 1701 / +(351) 21 355 6623
E-mail: vitor.j.sequeira@telecom.pt

69	2002 ANNUAL REPORT

(II) Voting Rights and Shareholder Representation

Shareholders intending to participate in a General Meeting must ensure that their shares are recorded in a book-entry securities account up to fifteen days before the date of the respective meeting, and that such shares shall remain recorded or registered in the shareholder’s name at least untill the closing of the General Meeting. Each Euro 500 (five hundred), or 500 shares, is entitled to 1 (one) vote.

Shareholders not having a sufficient amount of share capital to make up the Euro 500 (five hundred) required in order to vote, may form groups and arrange to be represented by one of the group members, in order to exercise their voting right.

Shareholders may arrange to be represented at General Meetings, if their representative is a member of the Board of Directors, a spouse or other relative, or another shareholder. A signed letter addressed to the chairman of the General Meeting will be considered an adequate instrument of representation.

Shareholders entitled to voting rights may, in accordance with article 22 of the Portuguese Securities Code, vote by post in the form of a declaration signed by the shareholder, containing an unequivocal voting statement in respect of each of the items on the meeting agenda. There is no rule in the company’s articles of association prohibiting postal votes.

The voting statement must be accompanied by a legible photocopy of the shareholder’s identity card and, if the shareholder is a collective body, must be signed by their representative and the signature of the representative must be notarised. The voting statements, accompanied by the identity card referred to above, must be placed inside a closed envelope, sealed and addressed to the President of the General Meeting, delivered on hand or registered mail to the company’s office up to five working days prior to the date of the General Meeting.

Holders of ADRs (one ADR is equivalent to one ordinary share) are entitled to the same rights as ordinary shareholders.

Proposals to be submitted to the General Meeting by the Board of Directors, their legally required accompanying reports and other preparatory information, in addition to the wording of any proposed statutory alterations, may be inspected by shareholders. This same information, aiming to facilitate access thereto, particularly for foreign shareholders, shall be sent by mail, fax or e-mail upon request.

(III) Corporate Rules

Code of Ethics

During the first quarter of 2002, PT’s Board of Directors informed all employees and major shareholders of PT Group companies that the PT Group is governed by a Code of Ethics that was approved on December 18, 2001.

The Code has been designed to explain and formalise behaviour standards compliant with Group principles and values and to promote the sharing of such principles and values by employees and to adopt a uniform standard of behaviour, in order to foster trust between PT’s employees, shareholders, customers and suppliers. The Company’s Code of Ethics applies to all employees, being the PT Board’s Governance Committee responsible for supervising the application of the Code.

The Code of Ethics is available for view on the company’s website at www.telecom.pt.

Risk Management and Control

Business risk management has become increasingly important in the highly dynamic globalised environment in which the PT Group currently performs its corporate activities.

In its conviction that risk management is the responsibility of all employees, PT has been developing methodologies designed to create a “Risk-Awareness Culture,” defining a common language to identify, prioritise, evaluate and control critical business risks.

70	2002 ANNUAL REPORT

Group businesses are affected by a large number of risk factors, some beyond management control and others which should be proactively managed with the goal of positively influencing Group performance. Those risks affect operations, revenues, earnings, assets, liquidity and Group Resources and, consequently, the company’s shareholder value.

Risk management is a responsibility of the Corporate Department, Business Units and Service Units, whom with a previous identification and prioritisation of the critical risks permits the development of risk management strategies designed to implement adequate controls to ensure the reduction of risk to acceptable levels.

The risk management strategies adopted have been designed to ensure that:

-   Control systems and procedures and policy implementation meet the expectations of management bodies, shareholders and the public in general;
-   Control systems and procedures and policy implementation are in accordance with all applicable laws and regulations;
-   Financial and operating information is complete and reliable and reported periodically and promptly;
-   PT Group resources are used efficiently and economically;
-   Shareholder value is maximised; and
-   Operational management has taken the necessary steps to correct matters which have previously been reported.

Business risks are evaluated on the basis of probability of their occurrence and impact on Group business. The evaluation is performed by PT Group Executive Committees and Corporate Management.

The principal factors associated with Group risk factors are set out below:

  Competition: potential reduction of fixed network revenues caused by mobile and other fixed network operators. The management of this risk is a constant concern for PT’s Executive Committee and its subsidiary companies in their search for new, better, and more innovative products and services, representing added competitive value and enabling the PT Group to consolidate its image with end-users as leader and pioneer in the telecommunications market.

  Technological evolution: need to invest in increasingly more competitive businesses with a recent history of very rapid technological changes. PT’s “Technological Development” Department is responsible for dealing with this risk. In operating terms, PT Inovação is responsible for the technological development of Group business in terms of applied research, engineering services and development of innovative solutions and services, in domestic and international markets.

  Regulatory: assume the follow-up of changes in the regulatory environment, due to threats and opportunities representing the competitiveness of PT Group companies. PT’s “Regulatory Management” Department is responsible for managing regulatory affairs and remaining fully informed as to new regulations applicable to the sector, issued by national and international bodies, and impacting PT Group business.

  Fiscal: when fiscal and parafiscal regulations are applied in a way that differs from official interpretations this poses a risk to PT’s business. The management of this risk is the responsibility of PT’s “Consolidation and Control” Department, which oversees all fiscal regulations and the exploitation of fiscal planning opportunities. This Department may call upon financial consultancy services whenever the issues at stake are more critical and therefore require the interpretation of an independent body.

  The failure to recruit/retain talent: the company must ensure that it employs motivated persons with the correct skills to meet their job descriptions. Management of this risk is the responsibility of the “Key Staff and Organisational Excellence” Department which identifies key PT Group staff members and applies the necessary retention strategies for its defined management segments.

  Strategic partnerships: the company must build alliances, joint ventures, and other effective and efficient types of relationships to maintain its competitiveness. The Executive Committees of PT and other subsidiary companies have been responsible for the management of this risk by leveraging existing opportunities.

71	2002 ANNUAL REPORT

  Financial markets: the company faces risk as a result of changes in expected yield from international investments, owing to the change of diverse variables, namely interest and exchange rates. Financial market risk management has been the responsibility of the “Finance” Department. As of December 31, 2002, PT had financial derivatives instruments in place with the aim of minimising its exposure to interest and currency rate variations. Financial investments are only entered into after a careful analysis of the risks and the benefits attached to this type of operation and after consulting various market player institutions. Such operations must be approved in advance by the Executive Committee and require ongoing oversight of the financial markets and the company’s positions. The fair value of such investments is regularly and periodically assessed throughout the year with the aim of permitting an ongoing appraisal of such instruments and their respective economic and financial implications.

The fact that several risks could possibly be unknown at the present or considered immaterial will not preclude their future relevance.

In addition to risk management (discussed in this Consolidated Management Report and Financial Statements), which is the responsibility of the Corporate Department, Business Unit and Service Unit, the Internal Audit Department (AIC), reporting directly to the Executive Committee Chairman, and whose mission, articles and operating model reinforce its management partner role in PT companies, examines how internal control and risk management systems are operating across the PT Group.

During the year of 2002, internal audit operations were geared to identifying and prioritising critical risks, and carrying out audits based on business risks aiming to perform an independent evaluation of PT Group and management activities. The internal audit operations were conducted also to ensure that business procedures are being adequately managed and involved issuing recommendations on the internal control system and the way in which the Group is responding to business-related risks.

Voting Limitations and Special Rights

In accordance with the company’s articles of association, votes cast by an ordinary shareholder, either on his/her/its own account or using the services of a representative, either in his/her/its own name or as the representative of another shareholder, shall not be counted when exceeding ten per cent of the company’s total voting stock.

In addition to its ordinary shares, PT’s share capital is also made up of 500 class A shares, which are held by the Portuguese Government and to which special rights are attached, according to articles 14 no. 2 and 19 no. 2 of the company’s articles of association.

Pursuant to the terms of these articles, the following items shall not be approved by the General Meeting, if opposed by the majority of class A shares:

  election of the members of the Board of the General Meeting and members of the Statutory Audit Board;

  application of net income for the year, only in respect of the approval of dividends above the minimum of 40% of distributable profit fixed in sub-paragraph b) of article 30 of the articles of association;

  any changes to the articles of association and share capital increases, and limitations or suppression of preference rights and fixing of parameters to share capital increases to be decided by the Board of Directors, pursuant to the terms of article 4 nos. 3 and 4 of the articles of association;

  the issuance of bonds or other securities, whose value may be fixed and approve by the Board of Directors, pursuant to the terms of article 8 no. 3 of the articles of association, limitations on or the suppression of preference rights on the issue of convertible bonds into shares and the fixing of parameters for issuances by the Board of Directors, pursuant to the terms of article 8 nos. 3 and 4 of the articles of association;

  authorisation for the company to create and maintain branches, regional offices or any other form of representation in any location on national territory or internationally, and authorisation of the General Meeting, moving its registered office within the municipal district of Lisbon or to a neighbouring municipal district;

72	2002 ANNUAL REPORT

  authorisation from the General Meeting for shareholders, who either directly or indirectly perform an activity which is in competition with the activity of the companies under PT’s control, to hold more than ten per cent of the company’s share capital;

  approval of general objectives and fundamental principles of company policies;

  defining the general policy principles for investments in companies, under article 3 no.2 of the articles of association, and deciding on respective acquisitions and dispositions, when such principles require advance authorisation from the General Meeting;

  the election of one third of the total number of directors, including the Chairman of the Board of Directors;

Lastly, reference should be made to the fact that there are no shareholders’ agreements.

(IV) Board of Directors

Description of the Board of Directors

Portugal Telecom’s Board of Directors may comprise an odd number of between 15 and 23 directors, who shall be elected on the basis of a majority vote. The quorum for a Board of Director’s meeting shall be a simple majority of directors, all of whom shall have the same voting rights, and in which all of the resolutions passed by the Board of Directors shall be taken by majority vote. The chairman shall have the casting vote in the event of a tie.

A director’s term of office shall be three years, in which the year of election shall be considered a full calendar year. There are no restrictions on the re-election of directors. PT’s Board of Directors, whose composition is set out in the annex, currently comprises 19 members.

Board members have been elected in their own name under a joint proposal submitted by private shareholders and the Portuguese Government at the General Meeting of April 27, 2000, without the indication of any kind of representation. The Board is made up of highly experienced management professionals in telecommunications and financial sectors.

The following is a list of the members of PT’s Board of Directors and their functions in other companies:

  Francisco Luís Murteira Nabo, Chairman of Portugal-China Chamber of Commerce; Deputy Chairman of the General Board of Portuguese Industrial Association; Management Member of ACL (Lisbon Commercial Association/Portuguese Chamber of Commerce and Industry).

  Miguel António Igrejas Horta e Costa, Chairman of the Board of Directors of PT Comunicações; Chairman of the Board of Directors of PT Multimedia; Chairman of the Board of Directors of PT Móveis; Chairman of the Board of Directors of TMN; Chairman of the Board of Directors of Telesp Celular Participações; Chairman of the Board of Directors of Portugal Telecom Brasil; Chairman of the Board of Directors of PT Ventures; Director of Telefónica.

  Zeinal Bava, Chairman of the Board of Directors of PT Pro – Serviços de Gestão; Vice-Chairman of the Board of Directors of PT Multimedia; Director of Brasilcel; Director of Telesp Celular Participações; Director of Banco BEST; Member of the General Board of AMBELIS.

  Carlos Manuel de Lucena e Vasconcellos Cruz, Chairman of the Executive Committee of PT Comunicações; Chairman of the Executive Committee of PT Prime, SGPS; Chairman of the Board of Directors of PT Prime; Chairman of the Board of Directors of Tradecom; Chairman of the Board of Directors of PT Contact; Vice-Chairman of the Board of Directors of Telesp Celular Participações; Director of Brasilcel; Director of TMN.

73	2002 ANNUAL REPORT

  Iriarte José Araújo Esteves, Chairman of the Executive Committee of PT Móveis; Chairman of the Executive Committee of TMN; ; Vice-Chairman of the Board of Directors of Telesp Celular Participações; Director of Brasilcel; Director of PT Prime, SGPS.

  Paulo Jorge da Costa Goncalves Fernandes, Chairman of the Board of Directors of PT SI; Vice-Chairman of the Board of Directors of PT Ventures; Director of Brasilcel; Director of Telesp Celular Participacoes.

  Victor Manuel Pereira Dias, Chairman of the Board of Directors of Tradingpor.

  Manuel Antonio Ribeiro Serzedelo de Almeida, Chairman of the Executive Committee of BES Investimento; Chairman of the Board of Directors of Companhia Cervejas Estrela; Director of Parfil, SGPS; Director of Espírito Santo Financial (Portugal) SGPS; Director of BES; Director of Urfil; Chairman of the Board of Directors of BES Investimento Brasil; Director of BES.COM, SGPS; Director of Espírito Santo Financial Group; Director of VTR, SGPS; Director of SCC — Sociedade Central de Cervejas; Director of ES-CAPITAL — Sociedade de Capital de Risco; Director of Espírito Santo Dealer; Chairman of the Board of Directors of Benito Monjardin; Director of PT Multimedia.

  Carlos Alberto Oliveira Cruz, Vice-Chairman of the Board of Directors of Caixa Geral de Depósitos; Vice-Chairman of Board of Directors of Caixa-Banco de Investimento; Chairman of the Board of Directors of Caixa Brasil, SGPS; Director of Gerbanca, SGPS; Director of Unibanco Holdings.

  João Manuel de Mello Franco, Director of José de Mello Participações; Vice-Chairman of the Board of Directors of José de Mello Imobiliária; Chairman of the Board of Directors of José de Mello Residências e Serviços; Chairman of the Board of Directors of Imopólis (SGFII); Chairman of the Board of Directors of Engimais; Director of International Shipowners Reinsurance Co.

  Fernando Maria da Costa Duarte Ulrich, Vice-Chairman of the Executive Committee and of the Board of Directors of Banco BPI; Vice-Chairman of Board of Directors of Banco Português de Investimento; Chairman of the Board of Directors of BPI Fundos; Chairman of the Board of Directors of BPI Pensões; Chairman of the Board of Directors of BPI Vida; Vice-Chairman of the Board of Directors of Banco de Fomento (Moçambique); Vice-Chairman of the Board of Directors of Banco de Fomento (Angola); Director of BPI Capital Finance; Chairman of the Board of Directors of BPI Global Investment Fund Management Company; Director of Banco BPI Cayman; Director of Inter-Risco; Chairman of the Board of Directors of Solo, SGPS; Director of BPI Madeira, SGPS, Unipessoal; Director of Companhia de Seguros Allianz Portugal; Director of PT Multimedia; Director of Impresa, SGPS; Director of SIC.

  António Pedro de Carvalho Viana Baptista, Chairman of the Board of Directors of Telefónica Móviles; Director of Telefónica; Director of Telefónica de Espa&ntidle;a; Chairman of the Board of Directors of Telefónica Móviles Espa&ntidle;a (currently being incorporated); Director of TBS Celular Participações; Director of Sudestecel Participações; Director of Iberoleste Participações; Director of Telesudeste Celular Participações; Chairman of the Board of Directors of Telefónica Internacional (up to August 28, 2002, from which date appointed Director of the same company); Vice-Chairman of the Board of Directors of Telefónica Argentina; Vice-Chairman of the Board of Directors of Telefónica del Perú; Vice-Chairman of the Board of Directors of Telecomunicações de São Paulo — Telesp; Deputising Director of Telefónica CTC Chile; Director of Telefónica Larga Distancia de Puerto Rico; Chairman of the Board of Directors of Telefónica Internacional Chile; Chairman of the Board of Directors of Compa&ntidle;ia Internacional de Telecomunicaciones (COINTEL); Chairman of the Board of Directors of Telefónica Perú Holding; Chairman of the Board of Directors of SP Telecomunicações; Director of Terra, on behalf of Telefónica Data; Director of Brasilcel.

  Joaquim Aníbal Brito Freixial de Goes, Director of BES; Director of BES.COM, SGPS; Director of Crediflash — Sociedade Financeira para Aquisições a Crédito; Director of ESDATA — Espírito Santo Data, SGPS; Chairman of the Board of Directors of E.S. Interaction, Sistemas de Informação Interactivos; Director of Banco BEST; Director of Companhia de Seguros Tranquilidade Vida; Director of PT Multimedia.

74	2002 ANNUAL REPORT

  Luís Augusto da Silva, Chairman of the Executive Committee of Cinveste, SGPS; Chairman of the Executive Committee of Israrber, SGPS; Manager of MPBS — Imobiliária; Manager of Bordalo Silva — Investimentos, SGPS; Manager of LAS, Investimentos, SGPS; Manager of LSMS, Investimentos, SGPS.

  Israel Vainboim, Director and Managing CEO of Unibanco Holdings; Director of Unibanco — União de Bancos Brasileiros; Chairman of the Board of Directors of Unibanco Leasing; Director of Unibanco AIG Seguros; Director of Banco Credibanco; Director of Banco Investcred Unibanco; Director of Banco 1 Net; Director of BWU Representação e Participações; Chairman of the Board of Directors of BWU Vídeo; Director of Cambuhy Agrícola; CEO of Cambuhy Comercial, Representações e Participações; Director of Caminho Editorial; Director of Consórcio Unibanco BW; Member of the Board of Directors of E-BIT Tecnologia em Marketing; CEO of E. Johnston Representações e Participações; CEO of Imopar Participações Imobiliárias; Chairman of the Board of Directors of Itaparica-Empreendimentos Turísticos; Director of Marília Investimentos; CEO and Member of the Board of Directors of MPC Participações; CEO and Member of the Board of the Directors of MPC Representações e Participações; Director of Resorts Investments; CEO and Member of the Board of Directors of Rima Participações; CEO and Member of the Board of Directors of Rima Representações e Participações; Director of Rosefield Finance; Manager of Santana Investimentos; Manager of São Carlos Representação e Participações; Manager of São Gregório Representação e Participações; Manager of São Leonardo Representação e Participações; Manager of São Teófilo Representação e Participações; CEO of Unicorp Administração de Bens e Empresas; Director of Unicorp International Finance Corporation.

  Fernando Abril-Martorell, Managing Director of Telefónica; Director of Telecomunicações de São Paulo - Telesp.

  Jorge Humberto Correia Tome, Chairman of the Executive Committee of Caixa - Banco de Investimento; Non-Executive Director of Caixa Gestão de Patrimônios; Chairman of the Board of Directors of Trem II - Aluguer Material Circulante, ACE.

  Patrick Monteiro de Barros, Non-Executive Director of Espirito Santo Control Holding; Non-Executive Director of Espírito Santo International Holding; Non-Executive Director of Espírito Santo Resources; Chairman of the Board of Directors of Argus Resources (UK); Managing Director of Fundação Monteiro de Barros; Chairman of the Board of Directors of Telexpress Investments.

  Jorge Maria Bleck, Chairman of Shareholders’ Meeting of Crédito Predial Português; Chairman of Shareholders’ Meeting of Santander — Sociedade Gestora de Fundos de Investimento Mobiliário; Vice-Chairman of Shareholders’ Meeting of Banco Santander de Negócios Portugal; Vice-Chairman of Shareholders’ Meeting of Banco Santander; Director of Foggia, SGPS (Banco Totta Group).

Executive Committee

Pursuant to the terms of its articles of association, the company’s day-to-day affairs are the responsibility of an Executive Committee comprising 5 or 7 directors. Executive Committee resolutions must be taken by majority vote in which all members have the same voting rights with the chairman having the casting vote in the event of a tie. The Executive Committee meets on Thursdays.

The Executive Committee is currently made up of:
Chairman: Miguel António Igrejas Horta e Costa
Officers: Zeinal Bava
Carlos Manuel de Lucena e Vasconcellos Cruz
Iriarte José de Araújo Esteves
Paulo Jorge da Costa Gonçalves Fernandes

75	2002 ANNUAL REPORT

The following organisational chart sets out information on the responsibilities of Executive Committee members:

The Strategy Committee was formed on June 27, 2002. Its mission is to discuss and analyse and submit recommendations on the Group’s Strategic Plan, prepared by the Executive Committee, for the approval of the Board of Directors; commenting on the impact and effectiveness of the Strategic Plan and major strategic decisions, proposals on eventual adjustments; the study and preparation of issues for future discussion by the Board of Directors, strategic issues suggested by the Chairman of the Board of Directors or Executive Committee Chairman, such as new international expansion and diversification into new businesses opportunities and disposal of strategic assets arising during the course of the year.

The Strategy Committee, made up of the Chairman of the Board of Directors, Francisco Luís Murteira Nabo, who also acts as chairman of the Strategy Committee; Executive Committee Director, Miguel António Igrejas Horta e Costa; Directors Zeinal Bava, Carlos Manuel de Lucena e Vasconcellos Cruz, Iriarte José Araújo Esteves and Paulo Jorge da Costa Gonçalves Fernandes; and Non-Executive Directors Manuel António Ribeiro Serzedelo de Almeida, Carlos Alberto de Oliveira Cruz, António Pedro de Carvalho Viana Baptista, Fernando Maria da Costa Duarte Ulrich and Patrick Monteiro de Barros. The Strategy Committee meets quarterly.

Board of Director’s Control

The Board of Directors has delegated the Executive Committee with the authority to deal with the company’s day-to-day affairs and has given it full powers to conduct its activities, without prejudice to its ability to delegate any of its responsibilities, with the exception of the matters listed below:

76	2002 ANNUAL REPORT

  co-opting of directors;

  calling of General Meetings;

  annual report, to be submitted for the approval of the General Meeting;

  provision of sureties and personal or real guarantees by the company, for which the Board of Directors is exclusively competent without prejudice to sub-paragraph h) of article 15 of PT’s articles of association;

  change of company's registered office;

  company demerger, merger and conversion plans, to be submitted to the General Meeting, in addition to acquisitions, dispositions, mergers, demergers and strategic partnership agreements involving PT Group companies, whenever such cases do not merely involve internal PT restructuring operations pertaining to the general objectives and fundamental principles approved by the General Meeting;

  planned share capital increases by the company, to be submitted to the General Meeting;

  changes to the articles of association, to be submitted to the General Meeting;

  definition of general objectives and fundamental principles of PT Group policy, to be submitted to the General Meeting, notably the definition of investment and disinvestment sectors, geographical expansion policy of its businesses and strategic initiatives on new technology to be adopted, network development and provision of services;

  important extensions of or reductions to the company's activities and important modifications to the company's organisational structure;

  activity plans, budgets and annual investment plans; and

  determination of the amount of bonds or other securities to be issued, which may later be decided by the Executive Committee to be proposed annually to the General Meeting.

The Board of Directors shall meet in ordinary session once a month on dates to be set by its Chairman, although extraordinary meetings may be held pursuant to the terms of the company’s articles of association. The Board of Directors met on fifteen occasions in 2002.

The Executive Committee Chairman informs the Board of Directors of the issues discussed at Executive Committee meetings, in addition to Executive Committee resolutions. In general, all relevant matters are brought to the attention of the Board of Directors.

Statutory Audit Board

The company shall be inspected by a Statutory Audit Board, consisting of a Chairman, two full time and one deputising member, all of whom shall be elected at a Shareholders’ Meeting for three year terms of office. One of the full time and the deputising member shall be a Statutory Auditor or a Statutory Audit company.

Shareholders’ Meeting

The Shareholders’ Meeting is made up of its respective Chairman, a Vice-Chairman and a Secretary. Shareholders’ Meetings are called and directed by their Chairman or, when unable to attend, by the Vice-Chairman. All such members shall be elected at a Shareholders’ Meeting for three year terms of office.

77	2002 ANNUAL REPORT

Internal Control Committees

Portugal Telecom’s Compensation Committee was created at its General Meeting of August 1995, with the objective of fixing the remuneration of its statutory bodies. It is made up of the following members: Armando Manuel Marques Guedes, Augusto Athayde d’Albergaria and Victor Manuel Batista de Almeida.

The Board of Directors also created the following three committees staffed by non-executive directors on June 27, 2002.

Evaluation and Remuneration Committee, responsible for evaluating the global remuneration model applicable to compensation of the Group’s Senior Management; regulating incentive plans; evaluating annually the performance of the Chairman of the Board of Directors and Executive Committee Chairman, with a view to proposing the amount of their annual remuneration for later approval. This committee consists of the following members: Armando Marques Guedes (Chairman), Manuel António Ribeiro Serzedelo de Almeida, Luís Augusto Silva, Fernando Maria da Costa Ulrich and João Manuel de Mello Franco. The Committee meets whenever necessary.

Audit Committee Steering Committee, made necessary by the need to differentiate between and clarify Audit Committee and Statutory Audit Board functions under the Sarbanes-Oxley Act, with the object of defining the respective composition and operating structure. This Steering Committee consists of the following members: Joaquim Aníbal Brito Freixial de Goes (Chairman), António Pedro de Carvalho Viana Baptista and Jorge Humberto Correia Tomé. The Committee meets quarterly.

The Governance Committee, consisting of Directors Victor Manuel Pereira Dias (Chairman), Israel Vainboim and Jorge Bleck, is responsible for analysing alterations to the operating rules of this statutory body and alterations to the Governance Model of the Group’s holding company and submitting proposals to the Group’s Board of Directors, in addition to supervising application of the Company’s Code of Ethics and Values. The Committee meets whenever necessary.

In addition, the PT Group has a Telecommunications Customer Ombudsman, which is a supporting and advisory body to the Board of Directors with a mandate to consider issues associated with negotiating practices, disputes, appeals, complaints or suggestions from PT Group company customers. The Ombudsman is appointed by the Executive Committee for a three-year period, which is automatically renewable. The chosen Ombudsman is a citizen of recognized professional reputation, integrity and independence. PT’s Customer Ombudsman is currently José Manuel Matos Pereira. In the performance of his functions, the Ombudsman enjoys total independence from Group statutory bodies and services, in due compliance with the limits imposed by law and the Customer Ombudsman Regulations.

Variable Remuneration

The variable remuneration of Directors, essentially consisting of bonuses, is contingent upon the Group’s performance and the condition of its share prices throughout the year. The variable remuneration includes the allocation of free shares as described in the Incentives Plan discussed above.

Remuneration of Directors

The fixed and variable remuneration of executive and non executive directors in 2002 is set out in the following table:

78	2002 ANNUAL REPORT

The remuneration of executive directors in 2002 includes the remuneration paid to executive directors whose period in office ended prior to term, at the time of the restructuring of the Executive Committee in May 2002, amounting to approximately Euro 1.0 million. The number of Executive Committee members was reduced on that date from seven to five members. The variable remuneration of executive directors in 2002 also included the payment of indemnities of around Euro 3.3 million to Executive Committee members whose period in office ended prior to term, at the time of the restructuring made in May 2002.

The remuneration of non executive directors in 2002 includes the remuneration paid to non executive directors whose period in office ended prior to term, at the time of the restructuring of the Board of Directors in May 2002 amounting to approximately Euro 0.3 million. The number of board members was reduced on that date from twenty three to nineteen members. The variable remuneration of non executive directors in 2002 also included the payment of indemnities of around Euro 0.3 million to Board Members whose period in office ended prior to term, at the time of the restructuring made in May 2002.

The variable remuneration also includes shares allocated under PT’s Incentive Plans to executive directors totalling Euro 4.1 million, being Euro 1.8 million related to executive directors whose period in office ended prior to term in May 2002.

10. Subsequent Events

January 16, 2003 – Acquisition of TCO

Brasilcel, through its subsidiary TCP, entered into an agreement with the Brazilian company Fixcel to acquire Tele Centro Oeste Participações S.A (“TCO”), the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers.

The acquisition of 100% of TCO will be carried out by TCP and will be executed in three stages through:

(i)     the acquisition of the common shares of TCO held by Fixcel, which represent 61.1% of TCO’s voting capital, for approximately R$ 1,408 million (Euro 404 million);

(ii)     a public offering to the holders of TCO common shares; and

(iii)     the incorporation of TCO by TCP through a merger of TCP shares for the remaining TCO shares.

This acquisition is expected to enhance Brasilcel’s leadership and competitive position in the Brazilian market. After the acquisition, Brasilcel is expected to reach over 16.8 million customers, with a market share in excess of 50%.

After this acquisition, Brasilcel will have three times more customers than the second largest mobile operator in Brazil. The transaction is expected to be completely funded in Reais by TCP and the others mobile operators in Brazil held by Brasilcel.

January 2003 – Restructuring of Commercial Paper Programmes

PT restructured PT Finance’s commercial paper programmes through the inclusion of PT Comunicações and TMN as issuers. In the scope of this restructuring, TMN used part of this facility in order to repay its debt to PT resulting from the acquisition of PT Móveis in connection with the restructuring of PT’s wireless economic interests.

February 4, 2003 – Launch of PT Pro

PT launched its new shared service centre platform (PT Pro), which will be responsible for the aggregation and optimization of a number of back office processes of the Group. PT Pro will permit the alignment of accounting and administrative processes within the Group, improving the level of internal control, and will also allow for cost reduction by taking advantage of significant economies of scale.

79	2002 ANNUAL REPORT

February 21, 2003 – New Prices of Fixed Telephone Service

PT Comunicações updated its tariffs with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance call prices, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus complying with the 2003 price cap, assuming a 2.5% inflation rate as per the Portuguese State Budget. These changes in tariffs represent a further rebalancing of fixed telephony’s prices, therefore enhancing PT Comunicações’s competitive position in the domestic market.

11. Prospects

Notwithstanding the implications of the current macroeconomic situation in Portugal and internationally and financial market volatility, 2002 earnings provide us with a basis for future optimism and indicate the success of the Group’s current strategy.

PT has a solid financial structure, strong domestic market leadership, good operating performance in most businesses, limited exposure to emerging markets and a significant cash flow generating capacity. PT combines a fully diversified portfolio of domestic market services with the potential future growth of the Brazilian market.

All these factors are expected to continue to be a basis for differentiating PT’s performance from that of other telecoms operators in Europe.

PT intends to maximise cash flow and strengthen its financial position through its solid performance in all business areas, which will promote productivity and efficiency at all levels. Increasing returns and progressively and in a sustained way increasing shareholder repatriation are PT’s priority objectives.

In domestic market terms, PT will further rationalise its operating and investment costs in all business areas, taking full advantage of the development stage of its current services.

With regard to its fixed network business, PT will endeavour to maintain its market leadership and profitability by retaining customer loyalty based on offer quality and development, taking advantage of business reinvention potential and new prices and service packages, such as ADSL broadband. Cost rationalisation will continue to be a priority with a view to ensuring adequate future return on capital, in light of the current macroeconomic environment and the major business risks posed by cannibalisation and the growing level of competition presented by mobile business.

TMN’s strategy has been designed to progressively improve margins by means of strict SAC and CCPU control, encouraging the use and development of new services to compensate for ARPU pressure owing to lower interconnection costs. PT will focus on maintaining its strong leadership in this market and retaining the loyalty of its customers, which comprise Portugal’s largest customer base, through its launch of new services, in particular 2.5G and 3G services.

PT Multimedia has set in place initiatives to increase the margins generated by its different business areas, in particular by taking full advantage of its infrastructure and its strong position in the Pay-TV sector. The intention is to increase penetration and premium products, such as broadband Internet, reducing programming costs and simplifying all operating structures. These actions have already impacted PT Multimedia’s performance in 2002 and are expected to continue to impact its future results.

Through PT’s joint venture company in Brazil, Brasilcel, the PT Group intends to draw on economies of scale and synergies deriving from the dimension and size of the joint venture relative to the second place operator in Brazil, driving return of the investments made and limiting market exposure.

In terms of its debt and financial structure, PT’s strategy will continue to be based on improving its ratios through the application of conservative cost and currency exposure management. The solid financial position of PT is a significant competitive advantage in the sector and in the European context, which will be improved in the future.

80	2002 ANNUAL REPORT

The creation and distribution of additional value to shareholders will be PT’s priority over the next few years, and will only be possible by maximising cash flow at the different business area levels, improving financial flexibility of the Group and increasing focus on capital return.

Lisbon, February 27, 2003.

The Board of Directors

Francisco Luís Murteira Nabo

Miguel António Igrejas Horta e Costa

Zeinal Bava

Carlos Manuel de Lucena e Vasconcellos Cruz

Iriarte José de Araújo Esteves

Paulo Jorge da Costa Gonçalves Fernandes

Victor Manuel Pereira Dias

Carlos Alberto de Oliveira Cruz

João Manuel de Mello Franco

Fernando Maria da Costa Duarte Ulrich

81	2002 ANNUAL REPORT

António Pedro de Carvalho Viana Baptista

Joaquim Aníbal Brito Freixial de Goes

Luís Augusto da Silva

Israel Vainboim

Fernando Abril-Martorell

Jorge Humberto Correia Tomé

Patrick Monteiro de Barros

Jorge Maria Bleck

82	2002 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

PORTUGAL TELECOM, SGPS, S.A.

(Amounts stated in Euros - € and U.S. Dollar - US$)

	Notes	December 31, 2002 US$	2002 €	2001 €
Current Assets:				
Cash and cash equivalents		370,543,363	353,403,303	517,446,257
Short-term investments and cash equivalents	5	2,016,375,165	1,923,104,592	774,026,701
Accounts receivable-trade, net:				
Third parties	6	1,060,392,256	1,011,342,161	1,105,155,002
Accounts receivable-other, net:				
Third parties	7	447,404,027	426,708,657	372,398,897
Affiliates	7	33,790,972	32,227,918	19,197,346
Inventories, net	8	157,048,393	149,783,875	132,001,128
Deferred tax assets-current	29	859,724,369	819,956,480	589,579,495
Prepaid expenses and other current assets	9	140,909,517	134,391,528	118,338,096
Total current assets		5,086,188,062	4,850,918,514	3,628,142,922
Investments, net	10	394,605,835	376,352,728	2,000,267,381
Fixed Assets, net	11	4,797,743,758	4,575,816,650	5,491,278,447
Intangible Asset - Post Retirement Benefits	3.g)	-	-	761,854,381
Intangible Assets, net - Other	12	3,112,730,096	2,968,745,919	4,934,428,060
Deferred Tax - Non-Current Assets	29	919,859,194	877,309,675	500,531,532
Other Non-Current Assets, net	7	80,716,774	76,983,094	319,752,527
Total assets		14,391,843,719	13,726,126,580	17,636,255,250
Current Liabilities:				
Short term debt and current portion of medium and long-term debt	13	1,147,432,072	1,094,355,815	1,319,290,673
Accounts payable-trade:				
Third parties		690,741,273	658,789,960	546,687,890
Affiliates		1,470,445	1,402,427	13,148,026
Accounts payable-other:				
Third parties	14	472,475,159	450,620,085	586,643,635
Affiliates		2,399,604	2,288,607	701,796
Accrued expenses	15	482,483,661	460,165,628	471,123,380
Taxes payable	16	74,521,145	71,074,053	153,576,386
Deferred tax liabilities-current	29	46,364,717	44,220,045	43,367,887
Deferred income	17	183,571,475	175,080,091	105,497,634
Total current liabilities		3,101,459,551	2,957,996,711	3,240,037,307
Long-Term Debt	13	5,472,234,390	5,219,107,668	5,428,297,757
Accrued Post Retirement Liability	30.3	1,112,937,941	1,061,457,264	1,810,043,795
Deferred Income - Investment Subsidies	3.l)	53,544,121	51,067,354	63,110,928
Deferred Income - Post Retirement Benefits	3.g)	-	-	22,954,766
Deferred Tax Liabilities - Non-Current	29	376,464,400	359,050,453	577,331,617
Other Non-Current Liabilities	18	544,110,075	518,941,416	607,741,931
Total liabilities		10,660,750,478	10,167,620,866	11,749,518,101
Minority Interests	19	468,869,786	447,181,484	1,219,954,042
Shareholders' Equity:				
Share capital	20	1,315,117,823	1,254,285,000	1,254,285,000
Capital issued premium	20	2,253,818,903	2,149,565,000	2,149,565,000
Treasury shares		-	-	-
Legal reserve	20	151,177,225	144,184,287	128,814,507
Other reserves and retained earnings		1,508,424,877	1,438,650,337	1,771,676,915
Cumulative foreign currency translation adjustments		(2,376,337,377)	(2,266,416,192)	(944,948,774)
Net income		410,022,004	391,055,798	307,390,459
Total equity		3,262,223,455	3,111,324,230	4,666,783,107
Total liabilities and shareholders' equity		14,391,843,719	13,726,126,580	17,636,255,250

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

(Amounts stated in Euro - € and U.S. Dollar - US$)

	Notes	Year ended December 31, 2002	2002	2001	2000
		US$	€	€	€
Operating Revenues:					
Services rendered	21	5,190,961,855	4,950,845,832	4,976,310,428	4,329,809,249
Sales of merchandise and products	21	515,893,958	492,030,480	613,477,704	684,718,283
Telephone directories	21	145,905,913	139,156,808	136,786,165	131,723,000
Total operating revenues		5,852,761,726	5,582,033,120	5,726,574,297	5,146,250,532
Operating Costs and Expenses:					
Wages and salaries	22	728,471,972	694,775,367	668,638,240	578,131,443
Post retirement benefits	30.4	192,098,896	183,213,062	140,677,528	103,443,790
Costs of telecommunications	23	653,151,189	622,938,664	715,099,148	470,683,614
Depreciation and amortization	11 and 12	1,009,521,892	962,824,885	956,208,793	1,021,475,957
Subsidies		(33,048,572)	(31,519,859)	(36,781,131)	(38,106,019)
Maintenance and repairs		135,516,925	129,248,379	120,110,278	105,731,747
Own work capitalized		(119,564,421)	(114,033,783)	(179,349,158)	(133,888,345)
Raw materials and consumables		101,896,362	97,182,987	139,078,586	97,308,584
Costs of products sold		485,103,678	462,664,452	619,849,449	658,050,274
Telephone directories		96,513,379	92,049,002	89,182,839	87,121,204
Marketing and publicity		114,090,294	108,812,870	141,990,448	157,486,932
Concession rent	34.d)	18,849,253	17,977,351	14,524,283	22,725,478
Other general and administrative	24	968,670,693	923,863,322	997,141,894	846,970,141
Provision for doubtful receivables, inventories and other		139,202,339	132,763,318	130,713,769	188,599,105
Other net operating income		(47,453,387)	(45,258,357)	(45,323,661)	(52,004,892)
Taxes other than income taxes		81,615,837	77,840,569	87,032,366	95,743,660
Total operating costs and expenses		4,524,636,329	4,315,342,229	4,558,793,671	4,209,472,673
Operating Income		1,328,125,397	1,266,690,891	1,167,780,626	936,777,859
Other Expenses (Income):					
Interest expenses		475,208,864	453,227,338	503,333,942	400,287,684
Other financing expenses	25	442,427,769	421,962,584	579,806,898	219,872,264
Interest income		(268,590,570)	(256,166,495)	(203,390,860)	(142,762,653)
Other financing income	26	(267,465,332)	(255,093,307)	(162,428,004)	(83,672,636)
Gains/(losses) on sales and disposals of fixed assets, net		(4,158,974)	(3,966,594)	(12,692,979)	(17,461,314)
Equity accounting in losses of affiliated companies, net	10	168,675,707	160,873,350	381,339,934	43,318,252
Work force reduction program costs	30.4	56,306,462	53,701,919	183,877,898	252,728,516
Other non-operating expenses/(revenues), net		24,117,949	23,002,337	(22,486,449)	4,188,283
Extraordinary Items	27	16,377,872	15,620,288	(218,916,195)	(496,405,883)
Income Before Income Taxes		685,225,650	653,529,471	139,336,441	756,685,346
Provision for income taxes	29	(353,443,412)	(337,094,337)	(174,595,736)	(258,626,930)
Consolidated Net Income Before Minority Interests		331,782,238	316,435,134	(35,259,295)	498,058,416
Loss / (income) applicable to minority interests	19	78,239,766	74,620,664	342,649,754	42,268,366
Consolidated Net Income		410,022,004	391,055,798	307,390,459	540,326,782
Earnings per Share and ADS (USD/EUR)		0,33	0,31	0,25	0,45

The accompanying notes form an integral part of these financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Amounts stated in Euro)

	Share capital	Capital issued premium	Own shares	Legal reserve	Revaluation reserve	Other reserves	Cumulative foreign currency translation adjustments	Retained earnings
Balances as of December 31, 1999	1,045,000,000	617,500,000	(11,148,556)	77,066,106	575,528,430	389,067,219	(490,794,705)	556,732,951
Share capital increase	156,750,000	-	-	-	-	-	-	-
Premium on share capital issued	-	1,316,700,000	-	-	-	-	-	-
Acquisition and sales of treasury shares, net	-	-	1,072,391	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	(208,497,521)
Distribution of profits to employees	-	-	-	-	-	-	-	(6,484,373)
Earnings allocated to reserves	-	-	-	24,724,184	-	164,216,907	-	(188,941,091)
Foreign currency translation adjustments	-	-	-	-	-	-	(178,850,994)	-
Non distributed dividends on threasury shares	-	-	-	-	-	-	-	132,680
Gains on the sale of threasury shares	-	-	-	-	-	1,259,764	-	-
Portugal Telecom Comunicações split	-	-	-	-	(575,528,430)	317,203,101	-	258,325,330
Other adjustments	-	-	-	-	-	60,699,513	-	(79,943,194)
Net income - 2000	-	-	-	-	-	-	-	540,326,782
Balances as of December 31, 2000	1,201,750,000	1,934,200,000	(10,076,165)	101,790,290	-	932,446,504	(669,645,699)	871,651,564
Share capital increase	52,535,000	(24,035,000)	-	-	-	-	-	-
Premium on share capital issued	-	239,400,000	-	-	-	-	-	-
Acquisition and sales of treasury shares, net	-	-	10,076,165	-	-	-	-	-
Earnings allocated to reserves	-	-	-	27,024,217		383,174,264	-	(410,198,481)
Foreign currency translation adjustments	-	-	-	-	-	-	(275,303,075)	-
Gains on the sale of own shares	-	-	-	-	-	2,463,102	-	-
Merge of PT Investimentos	-	-	-	-	-	(33,254,956)	-	33,254,956
Initial recognition of deferred taxes	-	-	-	-	-	598,327,719	-	(600,634,543)
Other adjustments	-	-	-	-	-	51,882,480	-	(57,435,694)
Net income - 2001	-	-	-	-	-	-	-	307,390,459
Balances as of December 31, 2001	1,254,285,000	2,149,565,000	-	128,814,507	-	1,935,039,113	(944,948,774)	144,028,261
Earnings allocated to reserves	-	-	-	15,369,780	-	-	-	(15,369,780)
Foreign currency translation adjustments (1)	-	-	-	-	-	-	(1,321,467,418)	-
Gains on the sale of own shares	-	-	-	-	-	(2,400,223)	-	-
Dividends paid	-	-	-	-	-	-	-	(125,428,500)
Provision for impairment (Note 18)	-	-	-	-	-	-	-	(500,000,000)
Other adjustments (2)	-	-	-	-	-	87,358,287	-	(84,576,821)
Net income - 2002	-	-	-	-	-	-	-	391,055,798
Balances as of December 31, 2002	1,254,285,000	2,149,565,000	-	144,184,287	-	2,019,997,177	(2,266,416,192)	(190,291,042)

(1) This caption results primarilly from the translation of the Brazilian investments.

(2) The adjustment made to other reserves and retained earnings, is basically a transfer between both captions, and represents the difference between the 2001 results of the subsidiary and affiliated companies considered in the application of the equity method of accounting and the dividends distributed by these entities during 2002, amounting to | 84,652,031.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001
(Amounts stated of Euros - EUR and U.S. Dollar - US$)

	Year ended December 31,		
	2002	2002	2001
	US$	EUR	EUR
OPERATING ACTIVITIES:			
Collections from clients	6,838,082,859	6,521,776,690	6,192,127,487
Payments to suppliers	(3,083,089,720)	(2,940,476,605)	(3,166,127,437)
Payments to employees	(800,842,354)	(763,798,144)	(714,043,254)
Cash flow from operations	2,954,150,785	2,817,501,941	2,311,956,796
Payments relating to income taxes	(303,154,621)	(289,131,732)	(290,713,747)
Other payments relating to operating activities, net	(403,642,003)	(384,970,914)	(507,491,566)
Cash flow before non operating captions	2,247,354,161	2,143,399,295	1,513,751,483
Receivables relating to non recurring items	45,188,689	43,098,416	33,417,607
Payments relating to non recurring items	(98,741,651)	(94,174,202)	(71,725,604)
Cash flow from operating activities (1)	2,193,801,199	2,092,323,509	1,475,443,486
INVESTING ACTIVITIES:			
Cash receipts resulting from:			
Financial investments	1,375,248,840	1,311,634,564	432,174,704
Tangible fixed assets	30,446,468	29,038,119	95,702,446
Intangible assets	-	-	17,652
Subsidies for investments	205,808	196,288	2,770,745
Interest and related income	257,836,544	245,909,913	158,241,121
Dividends	21,740,299	20,734,668	19,114,831
Other	18,476,988	17,622,306	21,537,893
	1,703,954,947	1,625,135,858	729,559,392
Payments resulting from:			
Financial investments	(336,927,602)	(321,342,491)	(1,690,145,409)
Fixed assets	(897,499,230)	(855,984,006)	(1,211,442,106)
Intangible assets	(376,035,334)	(358,641,234)	(24,597,468)
Advance for the acquisition of a financial investment	(993,403,234)	(947,451,821)	(331,923,416)
Other investments	(158,683,228)	(151,343,088)	-
	(2,762,548,628)	(2,634,762,640)	(3,258,108,399)
Cash flow from investing activities (2)	(1,058,593,681)	(1,009,626,782)	(2,528,549,007)
FINANCING ACTIVITIES:			
Cash receipts resulting from:			
Loans obtained	14,109,901,737	13,457,226,263	14,005,233,673
Increases in share capital and paid-in surplus	184,991,958	176,434,867	,129,696,665
Sale of treasury shares	35,963,478	34,299,931	60,697,659
Subsidies	733,563	699,631	324,479
Other	50,835	48,484	1,404,737
	14,331,641,571	13,668,709,176	14,197,357,213
Payments resulting from:			
Loans repaid	(14,126,144,817)	(13,472,717,994)	(11,775,883,397)
Lease rentals (principal)	(4,337,222)	(4,136,597)	(3,650,245)
Interest and related expenses	(531,138,032)	(506,569,415)	(464,132,421)
Dividends	(135,294,203)	(129,035,959)	(37,825,479)
Acquisition of treasury shares	(44,244,323)	(42,197,733)	(61,256,697)
Other	(132,827)	(126,683)	(14,755,367)
	(14,841,291,424)	(14,154,784,381)	(12,357,503,606)
Cash flow from financing activities (3)	(509,649,853)	(486,075,205)	1,839,853,607
Variation of cash and equivalents (4) = (1) + (2) + (3)	625,557,665	596,621,522	786,748,086
Effect of exchange differences	(47,404,357)	(45,211,595)	(34,402,524)
Effect of Brasilcel consolidation	508,953,068	485,410,651	-
Cash and equivalents at the beginning of the period	1,290,936,524	1,231,222,245	472,704,669
Cash and equivalents at the end of the period	2,378,042,900	2,268,042,823	1,225,050,231

The accompanying notes form an integral part of these financial statements.

87	2002 ANNUAL REPORT

88	2002 ANNUAL REPORT

PORTUGAL TELECOM, SGPS, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

(Amounts stated in Euro — € and United States Dollars — US$, except for all share or ADS data)

1. Introduction

a) Parent Company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., “Portugal Telecom”) was incorporated on June 23, 1994 as a result of the merger, effective as of January 1, 1994, of Telecom Portugal, S.A. (“TP”), Telefones de Lisboa e Porto, S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”).

The shares of Portugal Telecom are traded on the Euronext Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom is engaged indirectly through its subsidiary and affiliated companies (“the Group” or “the Company”) in rendering a comprehensive range of telecommunications, multimedia and media services in Portugal and other countries, including in Brazil.

In Portugal the fixed telephone services were rendered directly by Portugal Telecom under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95 of February 15, for an initial period of thirty years, subject to renewal for subsequent periods of 15 years. In accordance with Decree-Law 219/2000, of September 9, and the internal reorganization of the Group, the Concession Contract was transferred to PT Comunicações, S.A. (“PT Comunicações”). In exchange for the concession, PT Comunicações has been paying an annual rent to the Portuguese State corresponding to 1% of the gross operating revenues from services covered by the concession, after deduction of losses incurred in meeting the universal service obligation and certain other items.

On December 11, 2002, according to the terms of Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”). The total consideration paid to the Portuguese State for this acquisition was € 365 millions, including the rent for year 2002 amounting to € 16,604,413 (Note 34.d)). The above mentioned Modifying Agreement introduced some major changes to the Concession, as follows: i) the annual rent payable to the Portuguese State was terminated; ii) termination of the reversibility principle applicable to the concession assets, by the end of the Concession period; and iii) new compensation rules regarding potential to be losses incurred by PT Comunicações in the provision of television transmission, telex, telegraph and mobile maritime services.

Mobile services in Portugal are provided by TMN – Telecomunicações Móveis Nacionais, S.A. (“TMN”). On December 19, 2000 TMN obtained a license to operate a universal mobile telecommunications system (“UMTS”) upon payment of € 99,759,579, which was recorded as an intangible asset.

Data transmission services in Portugal are provided through PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”). This company is also an Internet Service Provider (“ISP”) for large clients.

89	2002 ANNUAL REPORT

ISP services for residential clients are provided by Telepac II – Comunicações Interactivas, S.A. (“Telepac”), a subsidiary of PT Multimédia.com — Serviços de Acesso à Internet, SGPS, S.A. (“PTM.com”). PTM.com also provides, through its subsidiaries, services relating to the conception of publicity, publicity space and information on Internet portals.

Through its operator TV Cabo Portugal, S.A. (“TV Cabo Portugal”), the Company renders cable and satellite television services in mainland Portugal, Madeira and the Azores.

Lusomundo — Sociedade Gestora de Participações Sociais, SGPS, S.A. (“Lusomundo”), through its subsidiaries, provides media services in Portugal, namely editing and selling video cassettes, the distribution of movies and the editing and publishing of large circulation newspapers. Additionally, Lusomundo operates a large network of cinemas in Portugal.

In Brazil the Group provided mobile services in the State of São Paulo, through Telesp Celular, S.A. (“Telesp Celular”) and in the States of Paraná and Santa Catarina, through Global Telecom, S.A. (“Global Telecom”).

On December 27, 2002, Portugal Telecom and Telefónica completed their joint-venture for the Brazilian mobile telecommunications market by contributing 100% of the share holdings that each group owned in mobile telecommunications companies in Brazil to a new incorporated company Brasilcel N.V. (“Brasilcel”). Brasilcel provides mobile services in the Brazilian States of São Paulo (through Telesp Celular), Paraná e Santa Catarina (through Global Telecom), Rio de Janeiro (through Telerj Celular S.A.), Espírito Santo (through Telest Celular S.A.), Bahia (through Telebahia Celular S.A.), Sergipe (through Telegirpe Celular S.A.) and Rio Grande do Sul (through Celular CRT, S.A.). These operations cover about 14 million clients, in an area that represents 70% of the Brazilian GDP and 90 million people.

Portugal Telecom's contribution to Brasilcel was made through PT Moveis, SGPS, S.A. ("PT Moveis") and comprised the following financial investments:

  42.58% of Telesp Celular Participacoes, S.A. ("Telesp Celular Participacoes");

  100% of Intertelecom, Lda;

  100% of Ptelecom Brasil, S.A.;

  100% of Portelcom Fixa, S.A.;

  60.15% of Portelcom Participacoes, S.A.; and

  2.08% of Celular CRT Participacoes, S.A..

2. Basis of Presentation

The consolidated financial statements have been prepared from the accounting records of Portugal Telecom and its subsidiary companies listed below, which include adjustments and reclassifications in order to conform to the Company’s accounting policies. The consolidated financial statements are presented in Euro, in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”), which consider that, for certain situations not specifically addressed by these standards, International Accounting Standards (“IAS”) should apply. These financial statements also include certain reclassifications in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the “SEC”).

The preparation of the financial statements in conformity with Portuguese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

90	2002 ANNUAL REPORT

a) Consolidation Principles

  The Company has fully consolidated the financial statements of all material subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights (Exhibit I.1.). All significant inter-company account balances and transactions have been eliminated in the consolidated financial statements and the interests of the minority shareholders have been recognized in the consolidated financial statements. Any gains generated on the sale of financial investments within the consolidation perimeter are reversed in consolidation.

  Investments in associated companies (Exhibit I.3) and certain companies excluded from the consolidation (as indicated in Exhibit I.2.) are recorded based on the equity method of accounting. Under this method, investments in associated companies are initially recorded at cost, which is subsequently adjusted to the proportional equity of the related associated company at the date of acquisition. The difference, if negative, is recorded directly in equity under other reserves; if positive, it is recorded as an intangible asset under goodwill, and then amortized during the period estimated period to recover the investment. Subsequently, investments in associated companies are periodically adjusted by an amount corresponding to Portugal Telecom’s share of the results and other changes in shareholders’ equity of those associated companies. Dividends received from associated companies are recorded as a reduction to the balance of investments in associated companies. In relation to affiliated companies with a negative shareholders’ equity position, the Company records a Provision under provision for other risks and costs in the balance sheet. The loans granted to associated companies are recorded at nominal values.

  Investments in other companies (participation of less than 20%) are recorded at cost. The loans granted, are recorded at nominal value, less provisions for estimated losses, where applicable.

  Investnews, S.A. (“Investnews”) and Distodo – Distribuição e Logística, Lda. (“Distodo”), companies owned 50% by PT Multimédia.com Brasil, Ltd. (“PT Multimédia.com Brasil”) and Lusomundo – Serviços, SGPS, S.A. (“Lusomundo Serviços”), respectively, were consolidated by the proportional method, since management decided that this method is the most appropriate for these investments in the present circumstances (Exhibit I.4).

  On December 27, 2002, Portugal Telecom and Telefónica transferred 100% of the shareholdings that each entity owned in mobile telecommunications companies in Brazil to Brasilcel. As a result, Portugal Telecom’s consolidated balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel’s assets and liabilities, although Portugal Telecom’s consolidated profit and loss statement still includes the full consolidation of the results of Telesp Celular Participações and not the proportional consolidation of Brasilcel’s results.

b) Changes in the Consolidated Group

The main changes in the consolidated Group in the year of 2002 are summarized in Exhibit II.

c) Comparability of Financial Statements

The consolidated financial statements as of and for the year ended December 31, 2002, are not fully comparable with the consolidated financial statements as of and the same period of 2001, for the following reasons:

  As mentioned above, due to the contributions made by Portugal Telecom to Brasilcel on December 27, 2002, Portugal Telecom’s consolidated balance sheet as of December 31, 2002 includes the proportional consolidation of 50% of Brasilcel’s assets and liabilities instead of full consolidation of Telesp Celular Participações’ assets and liabilities.

91	2002 ANNUAL REPORT

  As of 31 December, 2002 and as permitted by IAS No. 19, the Group recognized its unfunded post retirement liabilities net of the related deferred costs and income. These deferrals are mainly related with the transition obligation and actuarial losses and gains. In previous years, deferred costs and income related with post retirement benefits were recorded separately in Portugal Telecom’s consolidated balance sheet. As a result of this change, intangible assets and deferred income were reduced by € 937,908,023  and
  € 19,753,842, respectively, and the accrued post retirement liability was reduced by € 918,154,181.

3. Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of the consolidated financial statements are:

a)     Short-term investments

Short-term investments consist of short-term treasury applications and marketable securities and are accounted for at the lower of cost or market value. Additionally, loans granted to affiliated companies represented by Floating Rate Notes negotiable in the financial markets are also accounted for under short-term investments.

b)     Provision for doubtful accounts

The provision for doubtful accounts receivable is stated at the amount considered necessary to cover potential risks in the collection of overdue accounts receivable balances.

c) Inventories

Inventories are stated at the lower of cost or market value; cost is determined on the weighted average cost method. A provision is recorded to cover obsolete inventories and certain items whose net realizable value is lower than cost.

The work-in-process, related with the installation of telecommunications equipment, is stated at production cost, and basically comprises, the acquisition cost of the equipment and personnel costs involved on the installation.

d) Fixed assets

Fixed assets acquired up to December 31, 1991 are carried at restated value (determined in accordance with the revaluation criteria established by the applicable Portuguese legislation). Fixed assets acquired after that date are stated at cost. Depreciation is provided on cost or restated value on a straight-line basis, over the estimated useful lives of the fixed assets, starting as from the month of its acquisition. A portion (40%) of the additional depreciation arising from the revaluation is not deductible for income tax purposes.

92	2002 ANNUAL REPORT

The depreciation rates correspond to the following estimated average useful lives:

As a result of the approval of the Modifying Agreement to the Concession Contract, related with the acquisition by Portugal Telecom of the ownership of the Basic Network, which put an end to the reversibility principle applicable to concession assets (Note 1), the period of amortization of concession assets was changed in the cases where their useful lives was higher than the concession period. Upon the acquisition of the ownership of the Basic Network all concession assets are now amortized according to their estimated useful lives.

Fixed assets are used by the Company in the provision of cable television services under authorizations provided by ANACOM (the Portuguese Telecommunications regulator), including the cable television infrastructure. Although these assets are not in the public domain and not subject to the concession, they may be subject to reversion or transfer to third parties without compensation. In accordance with Decree Law 241/97, infrastructures installed on a public domain property will become part of the public authority property when authorizations granted to cable television operators expire or terminate. Infrastructure installed on the property of a telecommunications operator, including Portugal Telecom, will revert to such operator. Also, unless otherwise agreed, infrastructure installed on other property will revert to the property owner. Accordingly, these fixed assets, when the estimated useful lives of which are longer than the license period, are depreciated through the expected end of the license period. As of December 31, 2002 the net book value of these assets amounts to € 114,535 million.

A provision is recorded to reduce the carrying amount of basic equipment, which is to be retired before the end of its useful life, to net realizable value (Note 18).

The cost of recurring maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

e) Spare parts

Spare parts are carried at the lower of cost or market value and classified in maintenance supply inventories as raw materials and consumables. Cost is determined using the average cost.

93	2002 ANNUAL REPORT

f) Intangible assets

This caption consists primarily of goodwill, telecommunications licenses, software development costs, start-up costs, research and development costs and share issuance costs. Except for goodwill and telecommunications licenses, intangible assets are amortized on a straight-line basis over periods ranging from three to six years, from the month of its acquisition.

Goodwill, arising from the difference between the cost of the investments in subsidiaries and the related fair value of the subsidiaries’ net assets on the date of acquisition, is capitalized and amortized over the remaining period of the concession, in the case of telecommunications operators operating under concession agreements, or over the estimated recovery periods, in case of other investments (Note 12).

Telecommunications licenses are to be amortized during the license period. As of December 31, 2002 licenses recorded in the Company’s balance sheet are: i) the UMTS license obtained by TMN (Notes 1.b) and 12), which will start to be amortized when the UMTS system will be operating; ii) the license obtained by Global Telecom to provide mobile telephone services in the State of Paraná and Santa Catarina which is amortized on a progressive scale, based on the expected evolution of revenues, through the period of the license (30 years); and iii) the amount paid to the Portuguese State for the acquisition of the Basic Network (€ 348,395,587, corresponding to the total consideration paid amounting to € 365 million deducted by the concession rent for the year ended December 31, 2002 amounting to € 16,604,413 – Notes 1 and 34. d)), which will be amortized over the remaining period of the concession starting on January 1, 2003.

g) Pension benefits

(i)     Under the provisions of articles 5, 6 and 7 of Decree-Law 122/94, which were the legal basis for the incorporation of Portugal Telecom in 1994, the employees in service and those retired from the merged companies maintain all the rights and obligations to which they were entitled. Decree Law 219/2000 established that these obligations of Portugal Telecom were transferred to PT Comunicações on its incorporation (Note 34.a). Therefore the Company has the obligation to grant:

There are three autonomous pension funds to cover these liabilities, one for each company merged into Portugal Telecom. These pension funds are managed autonomously by the pension fund management companies.

In addition employees of PT Comunicações hired by Companhia Portuguesa Rádio Marconi, S.A. (“Marconi”) until February 1, 1998 has a special social security scheme through Caixa de Previdência do Pessoal da Companhia Portuguesa Rádio Marconi (“Caixa”), an independent entity subject to the Ministry of Solidarity and Social Security. The employees hired after that date are covered by the Portuguese State Social Security system.

PT Comunicações liabilities with these employees hired by Marconi are covered by three Pension Funds:

  Fundo de Pensões Regulamentares da Companhia Portuguesa Rádio Marconi — Marconi Fund, the objective of which is to cover the pension liability to employees. This pension fund is managed autonomously by a pension fund management company.

  Marconi Fundo de Melhoria, which supplements the Marconi Fund and consists of granting a 15% pension supplement for retirement due to invalidity or old age. Marconi makes an additional contribution of 1.55% of the payroll to cover this obligation.

94	2002 ANNUAL REPORT

  Marconi Complementary Fund which covers pension and survivor pension (to surviving spouses) supplements. This fund also provides pension supplements to employees covered by Caixa, provided that they previously contributed to Caixa Geral de Aposentações and are not covered by the unified pension regime.

(ii)     Lusomundo, through its subsidiaries Diário de Notícias, S.A. (“Diário de Notícias”) and Empresa do Jornal de Notícias, S.A. (“Jornal de Notícias”) has the obligation to grant a supplemental pension to retirees and employees hired up to 1979 by Diário de Notícias and up to November 16, 1994 by Jornal de Notícias.

(iii)     PT — Sistemas de Informação, S.A. (“PT Sistemas de Informação”) has the obligation to grant supplemental pensions to employees who were transferred from PT Comunicações or Marconi and were covered by pension plans of those companies.

The amount of the Company’s liabilities with respect to pensions and pension supplements of PT Comunicações, Lusomundo and PT Sistemas de Informação is estimated based on actuarial valuations prepared annually by an independent actuary and is recorded based on the criteria established by Accounting Directive No. 19. The liabilities that are not covered by any existing pension funds are covered by the accrued post retirement liability, which as of December 31, 2002 is recorded in the balance sheet net of the related intangible asset and deferred income captions as permitted by IFRS No. 19 (Note 2.c)).

(iv)     Up to December 31, 1999, Telesp Celular and the companies controlled by Tele Leste Celular and Tele Sudeste Celular were jointly responsible, with the other companies resulting from the Telebrás split, for a pension fund managed by Fundação Sistel de Seguridade Social (“SISTEL”). On December 28, 1999 these companies negotiated conditions for the creation of autonomous pension funds applicable to all active employees of each company and to retired employees after January 31, 2000. This statutory change was approved by the Brazilian Federal Government on January 13, 2000.

As a result of this agreement, Telesp Celular, Tele Leste Celular and Tele Sudeste Celular implemented on October 31, 2000 defined contribution plans (“TCP PREV” and “Plano de Benefícios Visão Celular”), that provide a supplemental pension, managed by SISTEL, covering the majority of the employees of these companies which will operate through contributions from both the employees and companies. The contributions of the employers for this plan are equivalent to the contributions of the employees, which correspond to 0% to 9% of the salary based on the percentage chosen by the employee. The costs related with these contribution plans are recorded by the companies on the dates the related contributions are due.

In relation to the active employees previously covered by the SISTEL pension fund, Telesp Celular, Tele Leste Celular and Tele Sudeste Celular proposed the migration to their new defined contribution plans which was accepted by the majority of their employees, except for 1% of the employees which at December 31, 2002 had not yet accepted the migration. In relation to these employees, as a result of the split in the SISTEL pension fund described above, Telesp Celular, Tele Leste Celular and Tele Sudeste Celular established defined benefit plans (“PBS Telesp Celular”, “PBS Tele Leste Celular” and “PBS Tele Sudeste Celular”). These companies contribute with amounts determined based on actuarial studies (in accordance with Brazilian actuarial rules) made by an independent actuary. Presently, the contributions made by these companies correspond to 12% of the employees salaries.

(v)     CRT Celular is jointly responsible with other telecommunication companies, for a private retirement benefit plan. The contributions to this multi-sponsored plan are computed based on an actuarial study, and includes a monthly cost of 18.8% of salaries. As this private retirement plan is a multi-employeer plan, the related pension costs are recognized when contribution are due. In December 2001, CRT asked for the end of this multi-sponsored plan, and proposed the creation of a defined contribution plan (“Plano de Benefícios Visão CRT”). As of December 31, 2002, the Secretaria da Previdência Complementar do Estado do Rio Grande do Sul had not yet authorized the creation of this plan.

(vi)     The individuals employed by the Company’s remaining subsidiaries are included in the social security system of each respective country and are not covered by the benefits mentioned above.

95	2002 ANNUAL REPORT

h)     Other employee benefits

(i)     In accordance with the terms of Article 8 of Decree-Law 122/94, relating to the harmonization of medical benefits applicable to all employees of PT Comunicações (excluding the employees hired by Marconi), a medical plan was designed, applicable to all its employees, active and retired, and eligible relatives, which is managed by Portugal Telecom — Associação de Cuidados de Saúde (“PT-ACS”).

The plan referred to above became effective on January 1, 1996. As from that date the health services previously provided by Instituto das Obras Sociais (“IOS”) and Caixa de Previdência do Pessoal dos TLP ceased to be used.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) — 1.5% of salaries;

  Serviço Nacional de Saúde (“SNS”) with € 168,40 per beneficiary of the plan; and

  Portugal Telecom with the balance required to fully cover the costs.

The retired and active employees of PT Comunicações hired by Marconi and eligible relatives are also entitled to medical benefits, which up to June 30, 1997 were provided through Marconi’s social security system. Since July 1, 1997 these medical benefits are also provided through PT-ACS.

(ii)     Certain employees of PT Sistemas de Informação who were transferred from PT Comunicações are also covered by the health care benefits described above.

The health care liabilities and costs are calculated in a similar manner to the post-retirement pension liabilities and costs referred to above, in accordance with the criteria established by Accounting Directive No. 19.

The actuarially determined costs of health care to be provided as from retirement age are recorded in the statement of profit and loss in the caption “Post retirement benefits” and in the balance sheet in the caption “Accrued post retirement liability”. The liabilities as of December 31, 2002 are recorded net of the related intangible assets and deferred income captions as permitted by IFRS No. 19 (Note 2. c)).

The contribution from SNS and contributions of the employees of PT Comunicações and PT Sistemas de Informação are recorded as reductions in the cost for the year to which they relate.

(iii)     The employees of Telesp Celular and the companies controlled by Tele Leste Celular and Tele Sudeste Celular, together with the employees of the other telecommunications operators in Brazil resulting from the Telebrás split, are entitled to medical benefits through “Fundo de Assistência Médica Sistel” (“Sistel Medical Fund”), which is a multi-employer fund. Accordingly, post retirement medical costs are recognized when contributions are due to the fund.

(iv)     The individuals employed by the Company’s remaining subsidiaries are included in the social security system of each applicable country and are not covered by the benefits mentioned above.

i)     Pre-retirements, early retirements and suspended contracts

PT Comunicações records liabilities for the payment of salaries up to the date of retirement and for pensions, pension supplements and other employee benefits payable after that date, in relation to all employees that are under a suspended contract agreement, that have pre-retired or entered into the early retirement programs (Notes 30.1 and 30.2) at the time that PT Comunicações grants the suspended contract, pre-retirement or early retirement benefits to the affected employees.

96	2002 ANNUAL REPORT

j)     Vacation pay and bonuses

The Company provides an accrual at the end of each period for bonuses and vacation earned but not yet paid.

k) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

l)     Grants and subsidies for fixed assets

Grants and subsidies received from the Portuguese Government and from European Union entities to finance the acquisition of fixed assets are accounted for as deferred income and amortized over the useful lives of the related assets. The amortization of these grants is recorded as an offset to depreciation and amortization expense.

m)     Own work capitalized (Self — constructed assets)

The value of works performed for own purposes and capitalized as part of fixed assets is included as a reduction in total expenses. These works, which consist mainly of additions to telecommunications and other installations, are stated at the direct cost of labour, materials and services rendered by outside contractors, but do not include overhead allocations and financing costs.

n) Leases

Fixed assets acquired under long-term lease contracts are recorded as capital leases, if they meet the criteria to be classified as such. The leased assets are recorded at the lower of the present value of the lease payments or the fair value of the leased asset at the time the arrangement commences and the corresponding liability is recognized in the balance sheet. The leased assets are depreciated over their estimated useful lives and the interest component of the lease payment is expensed in the period to which it relates, using the effective interest method.

o)     Statements of cash flows

The statements of cash flows are prepared in accordance with the direct method and are substantially consistent with International Accounting Standards.

The statements of cash flows present the annual cash flows of the Company and the cash and cash equivalents at period end. The Company classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalents. Cash flows are classified as to whether they relate to operating, investing or financing activities.

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel and other collections and payments relating to operating activities.

Cash flows used in investing activities include the acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment.

Cash flows from financing activities include the following: (i) borrowings and repayments of debt; (ii) acquisition and sale of treasury securities; (iii) increases in share capital resulting from stock issuance; and (iv) payments of dividends to shareholders.

97	2002 ANNUAL REPORT

p)     Provision for income taxes

The Company adopted the tax consolidation regime in Portugal in 2000. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries). The remaining group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income, at the applicable tax rates.

The Company adopted in 2001, Accounting Directive No. 28 related with the computation of the income tax provision and the recognition of deferred taxes. As a result, in the computation of the income tax provision, the Company recognized deferred tax assets and liabilities (Note 29), for differences between the financial reporting and the tax basis of assets and liabilities at each reporting date related to differences arising from Portuguese financial reporting and tax reporting methodologies. Deferred tax assets are recorded only when management believes that these deferred tax assets will be realized.

The income taxes arising from events or transactions charged directly to retained earnings are also charged to retained earnings, as required by IAS No. 21 (revised).

The income taxes arising from cumulative foreign currency translation adjustments related to foreign currency loans which effectively function as hedging of foreign currency investments (Note 3.t)) are recorded in equity under the caption “Cumulative foreign currency translation adjustments”, as required by IAS No. 21 (revised).

q)     Financial instruments and risk management

Financial instruments include, basically interest rate and currency swap agreements to hedge the impact of changes in interest rates and currency rates on certain of the Company’s long-term borrowings denominated in foreign currencies. Expenses incurred with forwards and exchange rate options obtained in order to hedge assets denominated in foreign currency are recognized over their related period (Note 31). Foreign currency exchange gains or losses on the swap agreements are offset against foreign exchange gains or losses on the related borrowings and are recorded based on current spot rates. With respect to interest rate swap agreements, the Company records interest expense using the interest rates provided in the swap agreement.

r)     Revenue and expense recognition

Revenues from telephone and other telecommunications services are recognized when earned. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior months’ traffic and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following period.

Operating revenues are reported on a gross basis, with the compensations paid to other telecommunications carriers being accounted for as operating expenses (Note 23) in the same period the revenue is earned.

Revenues from telephone line rentals are recognized in the period to which they apply. Unbilled revenues relating to these rentals are accrued at the end of the period.

98	2002 ANNUAL REPORT

The revenues derived from mobile telephony services, can be summarised as follows:

Income from cable and satellite television services results essentially from: (i) amounts invoiced relating to monthly subscriptions for use of the services; (ii) amounts invoiced for installation of the services; (iii) advertising placed in the cable television channels; and (iv) rent of equipment. Income from monthly subscriptions and installation is recognised in the period the services are rendered to the clients. Income from advertising is recognised in the period it is inserted. Income from the rent of equipment is recognised in the period it is rented.

Costs incurred with programming the cable television channels are determined based on the number of subscribers and are recognised in the period the services are provided.

Income from ISP services results essentially from monthly subscriptions, the provision of access to the internet and telephone traffic generated by clients when they use the services. This income is recognised when it is invoiced.

Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

Advertising revenues from publications of newspapers and magazines are recognized in the period in which the advertising is inserted.

Revenues derived from the sale of newspapers and magazines, are recognized at the moment of the sale, except for the subscription fees, which are deferred over the subscription period.

Income from the exhibition of films results from the sale of cinema tickets, and income from the distribution of films results from the sale to other cinema operators of distribution rights acquired by Lusomundo from film distributors or makers. This income is recognised in the period of the exhibition or in the period of the sale of the rights.

s)     International telecommunications services

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on the traffic records of the country of origin and rates established in agreements between the telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries. In circumstances in which PT Comunicações is the originator of an international telecommunication service, PT Comunicações recognizes the amounts remitted to international operators as a cost, and records revenues for the gross amounts billed. In instances in which PT Comunicações terminates an international call, the Company records only the net amount received from the originating carrier as revenues.

99	2002 ANNUAL REPORT

t)     Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euro at the rate of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates published by “Banco de Portugal” (Central Bank) prevailing at such date. The resulting gains or losses on foreign exchange transactions are credited or charged to the profit and loss statement, except for the following:

(i)     Unrealized exchange differences on specific loans and other financial instruments, which effectively function as hedges of foreign currency investments, are recorded in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments”, as indicated in IAS No. 21, if these financial instruments comply with the effectiveness criteria established in IAS No. 39 for purposes of hedge accounting. If this effectiveness criteria is not met, the referred unrealized exchange differences are recorded in the statement of profit and loss.

(ii)     Unrealized exchange differences on long term intra-group balances, representing an extension of the related investments where settlement is not expected in the foreseeable future, are recorded in shareholders’ equity in the specific caption indicated in (i) above.

The financial statements of subsidiaries operating in other countries are translated to Euro, using the following exchange rates:

  Assets and liabilities: exchange rates prevailing at the balance sheet date;

  Profit and loss statement: period average exchange rates;

  Share capital, reserves and retained earnings: historical exchange rates; and

  Cash flow statement: annual average exchange rates for cash flows where these rates are closer to the effective exchange rates; in the remaining cash flows the exchange rate of the day of operation is used.

The effect of translation differences is recorded in shareholders’ equity under the specific caption “Cumulative foreign currency translation adjustments”.

u) Incentive plans

The liabilities arising from the incentive plans for certain employees of the Company to acquire shares of Portugal Telecom (Note 32) are accounted for considering the time elapsed to the maturity date of the effective right to exercise the option granted.

The related cost is provided for annually under the caption wages and salaries, and corresponds to the difference between the price at which the Company is obligated to sell the shares to the employees established in the incentive plans and the market price of Portugal Telecom’s common stock on the date the shares were granted. This cost also includes the cost of any hedging operations, which is recorded under the caption “Other financial expenses”. The total amount of the expense is recorded ratably over the vesting period of the options, which corresponds to the period of the plan.

v) Issuance of additional common stock by subsidiaries

Gains and losses resulting from the issuance of additional common stock by subsidiaries in which the Company’s ownership percentage is diluted are recorded in the statement of profit and loss.

100	2002 ANNUAL REPORT

4. Translation of Euro to United States Dollar Amounts

The financial statements are stated in euros (“Euro” — €). The translation of the Euro amounts to United States Dollars (“US$”) is included solely for the convenience of the readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002, which was € 1 to US$ 1,0485. The convenience translations should not be assumed as representations that Euro amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

5. Short-Term Investments

This caption consists of:

(i)     During 2002, the Company acquired in the secondary market Exchangeable Bonds and Global Medium Term Notes issued by PT Finance, as follows:

(ii)     This caption also includes an amount of € 382,812,763, corresponding to 50% of the loans granted to Telesp Celular Participações, which was not eliminated with the proportional consolidation of Brasilcel. This amount is classified as a short-term investment on Portugal Telecom’s consolidated balance sheet, as the loans granted to Telesp Celular Participações are represented by Floating Rate Notes that can be traded in financial markets.

101	2002 ANNUAL REPORT

6. Trade Receivables

This caption consists of:

The Company grants credit, in the normal course of business, to governmental and individual customers and, in the case of outbound traffic, to international telecommunications companies. As of December 31, 2002 and 2001 there were no significant concentrations of credit risk.

The Company classifies as doubtful specific accounts receivable balances overdue from customers. As these balances, together with other balances classified as accounts receivable from customers, are not fully collectible, the provision for doubtful accounts receivable covers the estimated losses relating to those balances.

102	2002 ANNUAL REPORT

7. Other Receivables and Other Non-Current Assets

(1)	As of December 31, 2002 this caption includes advance payments in relation to income taxes of 2002, amounting to € 197,746,550.
(2)	As of December 31, 2002 this caption includes € 35,682,200, related with taxes to be recovered by Brasilcel’s subsidiaries.
(3)

As of December 31, 2002 this caption includes an amount of € 7,127,917 related to payments on account made by PT Comunicações to the pensions funds during 2002, net of the contributions payable to the pension funds amounting € 5,735,807 (Note 30.1). As of December 31, 2001 the contributions payable to the pension funds were higher (€ 30,628,172) than the payments on account recorded by PT Comunicações and, accordingly the net balance was recorded under “Accounts Payable – Other” (Note 14).

(4)	This caption corresponds to 50% of the balances receivable from subsidiaries of Brasilcel, which are not eliminated in the proportional consolidation of these subsidiaries.
(5)	As of December 31, 2002 this caption includes commission bonuses and other similar expenses relating to TMN’s client retention plans.
(6)	As of December 31, 2002 the balance related to financial instruments, which corresponded to unrealized foreign currency exchange gains in Brazil, was recorded under “Investments” (Note 10).
(7)

As of December 31, 2002, this caption includes an amount of € 28,349,707 related with an account receivable from RTP — Rádio Televisão Portuguesa, S.A. (“RTP”, a Portuguese broadcaster fully owned by the Portuguese State). As of December 31, 2002 the total amount receivable from RTP amounted to € 104,078,063, of which € 75,728,356 is classified under the caption “Accounts receivables-trade, net”. The total amount will be received according to a schedule of payments agreed between both parties, terminating in 2005.

103	2002 ANNUAL REPORT

8. Inventories

This caption consists of:

9. Prepaid Expenses and Other Current Assets

This caption consists of:

(1) (2)

This caption includes commission’s bonus and other similar expenses relating to TMN’s client retention plans.
This caption corresponds to expenses incurred in connection with certain loans obtained by the Company, which will be expensed during the maturity period of the respective loans.

104	2002 ANNUAL REPORT

10. Investments

This caption consists of:

105	2002 ANNUAL REPORT

(1)	These investments have been fully provided for.
(2)	The reduction in this caption reflects the devaluation of the Brazilian Real during 2002.
(3)	This investment resulted from a strategic agreement made on April 5, 2000 with BES, which also holds an important position in the share capital of Portugal Telecom.
(4)	This company was liquidated during 2002 and, as of December 31, 2001, it was fully provided for.
(5)	This caption relates to unrealized exchange gains with financial investments in Brazil, which in previous years were classified under “Other non-current assets” (Note 7).

(i)     Loans granted to associated companies are basically to finance its operations and to develop new businesses, and consist of:

(1)

This loan corresponds to 6,017,141 convertible bonds issued by UOL, initially subscribed for by PT Multimedia and transferred to Portugal Telecom during the first half of 2002. These bonds bear interest at an annual rate of 6.76%.

(2)	This caption corresponds to 50% of a loan granted to Ptelecom Brasil, S.A. (now a subsidiary of Brasilcel), which is not eliminated in the proportional consolidation of this subsidiary.
(3)	Loan granted to Global Telecom during 2001, by PT Finance, totalling € 810,000,000, was fully repaid during the second half of 2002.

106	2002 ANNUAL REPORT

(ii)     Investments in associated companies (with positive equity), accounted for by the equity method, consist of:

(1) (2) (3)	These investments are investments in associated companies of Lusomundo. These investments have been fully provided for. These investments, were transferred to Brasilcel, as of December 27, 2002.

As described in Note 2. a), investments in associated companies, with a negative equity position, are recorded under “Provision for losses in affiliated companies”. As of December 31, 2002, this provision amounts to € 31,822,874 (Note 18) and is made up as follows:

107	2002 ANNUAL REPORT

During the years ended December 31, 2002, 2001 and 2000, equity accounting in losses of affiliated companies, net, was the following:

(iii)     Advances for investments consist of:

(1) (2)

Part of this amount was converted into share capital and € 42,160,630 was converted into a loan.
Advances made by Telesp Celular Participações in 2001, which were partially converted into share capital during 2002. The remaining amount was eliminated with the full consolidation of Global Telecom by Telesp Celular Participações as of December 31, 2002.

108	2002 ANNUAL REPORT

11. Fixed Assets

This caption consists of:

109	2002 ANNUAL REPORT

Fixed assets, net by geographic area are as follows:

Submarine cables represent the Company’s pro-rata share of the submarine cable circuits jointly constructed, operated, maintained and owned with other telecommunications operators located in other countries, based on the respective contracts and/or construction and maintenance agreements.

Depreciation charged to operations during the years ended December 31, 2002 and 2001, amounted to € 882,279,188 and € 883,558,476, respectively.

As a result of technological enhancements and urban improvements, the Company retired fixed assets during the years ended December 31, 2002 and 2001. The losses recorded as a result of those retirements amounted to € 4,274,208 and € 8,042,452, respectively.

In December 2001, TMN made a transaction with American investors, acting through two foreign entities, whereby certain equipment from its GSM network, with a net book value of € 174,475,787 were sold, with reservation of title, by a global amount of        € 233,270,276. At May, 2002 TMN established a similar transaction involving equipment with a net book value of € 155,718,508, which was sold by a global amount of € 210,839,093. Simultaneously, each entity made a leasing contract of the equipment acquired with a special purpose entity in the Netherlands (Dutch BV), for a period of 16 years. Each Dutch BV has two put option agreements to purchase the equipment, the first one at the end of the 12th year of the transaction and the second at the end of the leasing period. Additionally, each Dutch BV made a conditional sale agreement to sell the equipment to TMN by an amount equivalent to the value of the sale TMN made to the foreign entities.

These transactions correspond to an operation of sale and lease back and, in accordance with Portuguese GAAP, the sale of the equipment was not recorded and the equipment continue to be recorded in the Company’s balance sheet.

As a requirement for the completion of these transactions, TMN, during the period of the lease, will replace all malfunctioning or obsolete equipment, as well as equipment to be sold to third parties, for new equipment with a similar value. Additionally, Portugal Telecom and TMN sold a put option with each foreign entity whereby the entities have the right to oblige Portugal Telecom or TMN to acquire the position of each Dutch BV in the lease contracts above mentioned. Portugal Telecom and TMN received each a premium of € 465,080 for writing these put options, which were recorded as a deferred revenue up to the maturity of the option or, in the case the options are exercised by each Dutch BV, up to that date.

During the year ended December 31, 2002 TMN charged the foreign entities a premium fee of € 12,588,096, which was recorded as a non-operating revenue, and incurred in certain non-operating expenses amounting to € 2,948,463.

110	2002 ANNUAL REPORT

12. Intangible Assets

This caption consists of:

(1)	This caption includes an amount of € 348,395,587 related to the acquisition of the Basic Network from the Portuguese Government, by PT Comunicações on December 27, 2002 (Notes 1 and 3.f).
(2)

This caption includes an amount of € 99,759,579 related with a UMTS license obtained by the Company (Notes 1 and 3.f)), which will be amortized through the expected end of the license period (December 19, 2015), starting on the date that this mobile telecommunications system becomes operational. The Company believes that there are no impairment issues regarding this intangible asset, based on the estimated prospects for the UMTS system considered in the business plans of TMN.

(3)

This caption includes an amount of € 123,360,495 related to 50% of the cost of a mobile telecommunications license obtained by Global Telecom, to operate in the Brazilian states of Paraná and Santa Catarina. The license is amortized on a progressive scale, based on the expected evolution of revenues, through the period of the license (30 years).

Intangible assets, net by geographic area are as follows:

Amortization charged to operations, excluding amortization of goodwill, in the years ended December 31, 2002 and 2001, amounted to € 80,545,697 and € 72,650,317, respectively.

111	2002 ANNUAL REPORT

Goodwill results from the acquisition of the following investments:

(1)     This amount corresponds to the goodwill applicable to minority interest generated in the acquisition by Portugal Telecom, in the fourth quarter of 2002, of the investment owned by PT Multimédia in Páginas Amarelas.

112	2002 ANNUAL REPORT

Goodwill is amortized as follows (Note 3.f):

Company	Amortization	Period
Brasilcel's subsidiaries	Progressive based on the expected revenues of each company.	Period remaining to the end of the concession.
Lusomundo	Straight line basis.	Period expected to recover the investment (20 years).
PrimeSys	Straight line basis.	Period expected to recover the investment (10 years).
PTM.com	Straight line basis	Period expected to recover the investment (20 years).
PT Multimédia	Straight line basis.	Period expected to recover the investment (20 years).
Marconi (international telecommunications business)	Straight line basis.	Period expected to recover the investment (20 years).
Unitel	Straight line basis.	Period remaining to the end of the license on the date of acquisition of the investment (9 years).
Páginas Amarelas	Straight line basis.	Period expected to recover the investment (20 years).
Cabo Verde Telecom	Straight line basis.	Period remaining to the end of the concession on the date of acquisition of the investment (19 years).
Others	Straight line basis.	Period expected to recover the investment (maximum is 20 years).

Amortization of goodwill in the years ended December 31, 2002 and 2001 amounted to € 142,909,438 and € 154,551,382, respectively (Note 25).

The Company, supported on the business plans of the subsidiary and associated companies mentioned above, believes that the carrying value of the financial investments on the above mentioned companies (including goodwill, net of accumulated amortization), is lower than its fair value. Nevertheless, the Company maintains a provision for impairments as of December 31, 2002 amounting to € 98,815,669 (Note 18. c), which the Company considers adequate to cover for any impairment losses resulting from the business evolution of its subsidiaries and associated companies.

113	2002 ANNUAL REPORT

13. Loans

This caption consists of:

As of December 31, 2002, the long-term portion of the loans is repayable as follows:

(a) Exchangeable bonds

On June 7, 1999, PT Finance issued exchangeable bonds totalling € 509,435,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 101,887;

  Exchange price: € 10.725 per share;

  Nominal value: € 5,000;

  Maturity: June 7, 2004; and

  Fixed interest rate: 1.5% per annum, paid quarterly and at the end of each period.

On April 24, 2001, 76 bonds were converted into 35,431 shares of Portugal Telecom. As of December 31, 2002 there are 101,807 exchangeable bonds outstanding corresponding to an amount of € 509,035,000. During 2002, the Company acquired in the financial markets 11,710 exchangeable bonds with a notional value of € 58,550,000 (Note 5).

114	2002 ANNUAL REPORT

On December 6, 2001, PT Finance issued exchangeable bonds totalling € 550,000,000, convertible into Portugal Telecom shares, as follows:

  Number of exchangeable bonds: 110,000;

  Exchange price:(euro)12.3985 per share;

  Nominal value: € 5,000;

  Maturity: December 6, 2006; and

  Fixed interest rate: 2% per annum, paid quarterly and at the end of each period.

As of December 31, 2002 all exchangeable bonds in this issue are still outstanding. During 2002 the Company acquired in the financial markets 11,890 exchangeable bonds with a notional value of € 59,450,000 (Note 5).

(b) Bonds

The main conditions of the outstanding bonds are summarized in the following table:

(1) (2)

On November 19, 1999 the 25,000,000 bonds that make up this loan were redenominated as follows:
- The nominal value is one cent;
- The total amount of the issue is € 124,699,474; and
- The number of bonds redenominated is 12,469,947,426.
These bonds bear a floating interest rate, corresponding to the six months Euribor plus a 0.25% spread. Consequently, the annual interest rate for the 11th coupon, which falls due on May 17, 2003 is 3.3588%.

On April 7, 1999, PT Finance issued notes totalling € 1,000,000,000, under a Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. During 2002, the Company acquired in the financial markets notes with a notional value of € 120,500,000 (Note 5).

On February 21, 2001, PT Finance issued notes totalling € 1,000,000,000, under a second Global Medium Term Note program, with an annual fixed interest rate of 5.75%. These notes mature in five years. During 2002, the Company acquired in the financial markets notes with a notional value of € 100,500,000 (Note 5).

115	2002 ANNUAL REPORT

On November 16, 2001, PT Finance issued notes totalling € 600,000,000, under a Floating Rate Note program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. During 2002, the Company acquired in the financial markets notes with a notional value of € 15,050,000 (Note 5).

In the first quarter of 2002, PT Finance issued two private placement bonds totalling € 100,000,000, with an annual fixed interest rate of 3.694% and 3.725%. These notes mature in one year.

In the second quarter of 2002, PT Finance issued three private placement bonds, totalling € 105,000,000 and 30,000,000 Sterling Pounds (equivalent to € 46,118,370 at the year end exchange rates), at a floating interest rate corresponding to the twelve months Euribor plus a maximum spread of 0.24%. These notes mature in one year.

In the fourth quarter of 2002, PT Finance issued short-term notes (zero coupon), totalling € 34,000,000, with an annual fixed interest rate of 3.323%. These notes mature in three months.

(c) Bank loans

As of December 31, 2002 and 2001, bank loans are denominated in the following currencies:

As of December 31, 2002 and 2001 the guarantees given by third parties on behalf of the Company related with these loans were as follows:

On June 18, 2002, the Company obtained a Multicurrency Revolving Credit Facility (“Facility”) amounting to € 560,000,000, with a maturity of three years, which was used to refinance existing debt in Global Telecom. As of December 31, 2002, the Company had made withdrawals of funds under the facility totalling € 510,000,000. The interest rate on the Facility equals the Euribor rate plus a 0.45% spread.

As of December 31, 2002 and 2001, bank loans bear interest at annual rates that vary between 2.87% and 5.90% and between 3.10% and 5.90%, respectively.

116	2002 ANNUAL REPORT

(d) Commercial paper

As of December 31, 2002, this caption relates basically to commercial paper programmes issued by the following group companies:

(i)     Short term commercial paper programme issued in December 2002, totalling € 875,000,000 and with liquidation on January 2003. Portugal Telecom used € 508,668,403, bearing interest at an annual rates varying between 3.025% and 3.18%.

(e) Other loans — external market

As of December 31, 2002, other loans comprise basically the loans obtained by Brasilcel’s subsidiaries from BNDES (the Brazilian Development Bank) amounting to € 94,103,137, of which € 48,978,165 were obtained by Telesp Celular and € 45,124,972 were obtained by Global Telecom.

(f) Covenants

The Credit Facility of € 510,000,000 and certain European Investment Bank loans totalling € 772,000,000, obtained by the Company have certain covenants which, up to December 31, 2002, have been fully complied with by the Company. At that date, the main covenants are as follows:

  Credit rating

  If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must ensure that, from that date onwards, consolidated net debt does not exceed 3.25 times the consolidated EBITDA.

  Control of subsidiaries

  Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

  Gearing

  Portugal Telecom shall not and shall procure that any subsidiary may make any acquisition or investment or enter into any demerger, merger or reconstruction which would result in the gearing ratio (net debt divided by the sum of net debt and shareholders’ equity) exceeding 66%, for a period of more than three months.

  Disposals

  There are some restrictions to the disposal of assets (over € 850,000,000 and/or 10% over the total net fixed assets of Portugal Telecom and of PT Comunicações), without the prior written consent of the financial entities.

In addition, as of December 31, 2002, the Global Medium Term Notes and the Exchangeable Bonds includes certain restrictions to grant pledge over the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

117	2002 ANNUAL REPORT

14. Accounts Payable Other — Third Parties

This caption consists of:

(1) (2)

As of December 31, 2002, this caption includes primarily an amount of € 45,525,343, corresponding to 50% of the taxes payable in Brazil by Brasilcel’s subsidiaries, related with taxes charged over revenues.
As of December 31, 2001, this caption included an amount of € 30,628,172 related to contributions payable to the pension funds, net of the payments on account made by PT Comunicações to the pension funds during 2001, amounting to € 6,866,823. As of December 31, 2002, the payments on account made during 2002 (€ 7,127,957) were higher than the contributions payable to the pension funds and, accordingly the net balance is recorded under “Other Receivables” (Note 7).

15. Accrued Expenses

This caption consists of:

16. Taxes Payable

This caption consists of:

118	2002 ANNUAL REPORT

Reconciliation between income taxes payable as of December 31, 2002, 2001 and 2000, and the income tax expense for the periods then ended recorded in the profit and loss statement, is as follows:

Income tax-current for the years ended December 31, 2002, 2001 and 2000, were recorded in the following captions:

17. Deferred Income

This caption consists of:

(1)	This caption includes upfront fees received and related with the restructuring of interest rate swap contracts. This amount is being recognized in income during the period of those contracts.

119	2002 ANNUAL REPORT

18. Other Non-Current Liabilities

This caption consists of:

(a)     The provision for taxes is to cover tax contingencies and was estimated based on information obtained from the Company’s legal counsel and tax consultants. As of December 31, 2002 this provision by subsidiary is the following:

The provisions recorded by Brasilcel’s subsidiaries as of December 31, 2002 are basically related to indirect taxes in Brazil (ICMS), which legality under the Brazilian Constitution is being challenged by those companies.

(b)     The provision for legal actions is to cover liabilities arising from legal actions against the Company for which the final outcome as of December 31, 2002 was not yet settled. The amount of the provision is based on information obtained from the Company’s legal counsel.

(c)     The detail of this caption is as follows:

(i)

This caption includes a provision to adjust assets and liabilities in TMN, amounting € 50,915,335 (Note 27), and other provisions to cover risks associated with the operations of certain Group companies.

In June 2002, Portugal Telecom recorded a provision for impairment amounting to € 500,000,000. This provision included an estimated impairment of Portugal Telecom’s investment in Telesp Celular Participações amounting to € 1,500 million, net of the estimated tax effect of € 1,000 million resulting from the corporate restructuring of its mobile businesses, which was in progress at that date. This provision for impairment was charged against retained earnings as it was considered to be an extraordinary adjustment of significant amount in relation to the financial statements as of December 31, 2001. During the fourth quarter of 2002, this provision was used to offset the impairment in the investment in Telesp Celular Participações amounting to € 1,141 million, following the contribution by Portugal Telecom of this investment to Brasilcel. This provision was also used to cover for the loss on the impairment booked by PT Multimédia of its investment in Lusomundo (€ 190 million, net of the effect of minority interests on PT Multimédia) and also to cover for certain other impairments on financial investments, namely PrimeSys, Médi Telecom, Banco 1.net and Investenews, identified during the fourth quarter of 2002.

120	2002 ANNUAL REPORT

As of December 31, 2002 the remaining balance of the provision for impairment amounts to € 98,815,669, and is to cover inherent risks related with potential impairments in financial investments. The information available to date, indicates that this provision is adequate to cover those risks.

19. Minority Interest

This caption consists of:

The income/(losses) applicable to minority interest in the years ended December 31, 2002 2001 and 2000 were as follows:

(1) (2) (3)

The minority interests in these subsidiaries correspond to the interests of minority shareholders of the subsidiaries of Brasilcel and Lusomundo.
The minority interests in these subsidiaries correspond to the participation of minority shareholders in their equity and net income, considering the application of the equity method of accounting to their subsidiaries.
During the year 2001 and the first quarter of 2002 PT Multimédia acquired the total share capital of PTM.com.

20. Share Capital and Reserves

As of December 31, 2002, Portugal Telecom’s fully subscribed and paid share capital amounted to € 1,254,285,000 and is represented by 1,254,285,000 shares, with a nominal value of Euro 1 each, and with the following distribution:

— 1,254,284,500 ordinary shares;
— 500 class A shares.

All of the Class A shares are held by the Portuguese State.

121	2002 ANNUAL REPORT

The class A shares have special voting rights as follows:

— Election of one third of the Directors, including the Chairman of the Board of Directors;
— Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom’s net income;
— Capital increases and other changes in Portugal Telecom’s Articles of Association;
— Issuance of bonds and other securities;
— Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;
— Altering the general objectives, the strategy or the policies of Portugal Telecom; and
— Defining investment policies of Portugal Telecom, including authorizing of acquisitions and disposals.

As a result of the 5 phases of the privatization of Portugal Telecom, initiated in June 1, 1995 and concluded on December 4, 2000, the interest of the Portuguese Government in the Company’s share capital as of December 31, 2002 was reduced to 6.5%, including the 500 class A shares indicated above.

Capital issued premium

This caption results from premiums generated in share capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão de Mercado de Valores Mobiliários, these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

Legal reserve

Portuguese law provides that at least 5% of each year’s profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

122	2002 ANNUAL REPORT

21. Operating Revenues

This caption consists of:

22. Wages and Salaries

This caption consists of:

123	2002 ANNUAL REPORT

23. Costs of Telecommunications

This caption consists of:

(a)

As from October 1, 2000, the ownership of fixed to mobile traffic was transferred to the fixed telephone service operators, which now have the right to establish the tariffs for end customers and book the entire billable amount as revenues, passing only to the mobile operators the termination price. This caption relates to the termination price charged on fixed to mobile traffic with other non-group operators.

(b)	There was a change in the accounting of international traffic since the end of 2000. In 2002, the effect of this change amounts to € 34,056,502.

24. Other General and Administrative Expenses

This caption consists of:

25. Other Financing Expenses

This caption consists of:

(1)	This caption, for the year ended December 31, 2002, includes exchange losses resulting from loans obtained by Telesp Celular in US Dollars, amounting to approximately to € 71,042,737.
(2)

This caption, for the year ended December 31, 2002, includes the cost related with a provision to cover estimated losses with an equity swap on own shares amounting to € 42,576,411 (Notes 18 and 31) and financial expenses incurred by Telesp Celular and Telesp Celular Participações amounting to € 56,239,022.

124	2002 ANNUAL REPORT

26. Other Financing Income

This caption consists of:

(1)

This caption, for the year ended December 31, 2002, includes € 147,846,301 (Note 36.7), related with gains obtained in swap transactions made by Portugal Telecom, and € 13,474,256, resulting from exchange gains on the translation of US Dollar loans obtained from the European Investment Bank.

27. Extraordinary Items

This caption consists of:

125	2002 ANNUAL REPORT

28. Movement in the Provisions

During the year ended December 31, 2002 the movements in the provisions accounts were as follows:

(a)     This column corresponds to the net effect of including 50% of the provisions recorded by Brasilcel and excluding 100% of the provisions recorded by Telesp Celular Participações.

During the year ended December 31, 2001 the movement in the provision accounts was as follows:

29. Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 30% which can be increased by approximately 9% through a municipal tax. In accordance with Portuguese tax legislation, corporate tax returns are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, being ten years for the contributions made up to the year ended December 31, 2001).

126	2002 ANNUAL REPORT

Management believes that any adjustment, which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as of December 31, 2002. Under prevailing Portuguese tax regulations, tax losses may be carried forward for up to six years.

Deferred Taxes

The movement in deferred taxes in the year ended December 31, 2002, is as follows:

Deferred Taxes

		Increase/(Decrease)						
	Beginning Balance	Net income	Taxes Payable (Note 16)	Shareholders' Equity	Foreign currency translation adjustments	Other adjustments	Effect of Brasilcel consolidation (iii)	Ending Balance
Deferred tax assets								
Provisions	430,209,808	14,373,051	-	-	-	(170 597)	-	444,412,262
Tax losses carryforward (i)	12,473,493	2,044,399	(434 496 983)	-		1,350,520,257	-	930,541,166
Financial instruments	90,935,522	(43,097,150)	-	(45,034,615)	-	-	-	2,803,757
Additional contribution to pension funds	26,158,836	1,700,046	-	-	-	-		27,858,882
Others (ii)	530,333,368	(42,184,893)	-	86,167,953	(225,771,888)	-	(56,894,452)	291,650,088
	1,090,111,027	(67,164,547)	(434,496,983)	41,133,338	(225,771,888)	1,350,349,660	(56,894,452)	1,697,266,155
Deferred tax liabilities								
Revaluation of fixed assets	35,158,631	(4,079,927)	-	(73,133)	-	2,877,572	-	33,883,143
Gains on disposals of investments	576,465,152	(231,233,962)	-	-	-	-	-	345,231,190
Distributable reserves of subsidiaries in foreign countries	9,075,142	4,668,607	-	-	-	-	-	13,743,749
Others	579	10 411 837	-	-	-	-		10,412,416
	620,699,504	(220,233,445)	-	(73,133)	-	2,877,572	-	403,270,498
		(153,068,898)	434,496,983	(41,206,471)	(225,771,888)	(1,347,472,088)	(56,894,452)	

(i) The corporate restructuring completed in the second half of 2002 resulted in tax losses on the following operations: (a) sale of direct and indirect participations held by Portugal Telecom in Telesp Celular Participações, to PT Móveis; (b) sale of the investment in Medi Telecom, held by PT Ventures, to PT Móveis; and (c) sale of the investment in PrimeSys, held by PT Prime SGPS, to PT Brasil. These tax losses were partially offset by tax gains on the sale of the investment in Mascom, held by PT Ventures, to PT Móveis. These intra-group transactions, which were intended to complete the corporate restructuring approved by the Board of Directors, were made based on the fair value of the related investments. With this restructuring the Company recorded an increase in deferred tax assets amounting to € 1,349,519,052.

(ii) As of December 31, 2001 this caption included deferred tax assets in the amount of 1,085,274,205 Brazilian Reais recorded by Telesp Celular. During year 2002, this assets were reduced by € 224,771,888 (recorded in the caption cumulative foreign currency translation adjustments) due to the Brazilian Real devaluation.

128	2002 ANNUAL REPORT

Deferred taxes recorded in the balance sheet are classified as follows:

The reconciliation of the income tax provisions calculated at the statutory Portuguese income tax rate, for the year ended December 31, 2002 and the effective income tax rate, is as follows:

(a)     This amount relates to the following:

(b)     This amount relates to the impact on deferred taxes on different municipal tax rates applicable to the different group companies and to the differences on the tax rate applicable to the different subsidiaries.

30. Post Retirement Benefits

1. Pension Benefits

As referred to in Note 3.g), PT Comunicações, PT-SI and Lusomundo (through its subsidiaries Jornal de Notícias and Diário de Notícias) are liable for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

129	2002 ANNUAL REPORT

a)     Former Telecom Portugal employees — Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a Company provided pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

b)     Former TLP employees — The retired and active employees who were formerly employees of TLP and who were hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

c)     Former TDP employees — Former employees of TDP hired prior to June 23, 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 100% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving the service (increased in some cases).

d)     Former Employees of Marconi — The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and to two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund). Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.

e)     On retirement the Companies pay a lump sum gratuity of a fixed amount which depends on the length of service completed, these benefits applies to the employees mentioned above. These benefits also apply to PT Comunicações active employees.

f)     Employees of Jornal de Notícias and Diário de Notícias – Employees of Jornal de Notícias, hired prior to November 16, 1994 and of Diário de Notícias, hired prior to December 29, 1979, are entitled to a pension supplement, which complements the pension paid by the Portuguese State Social Security System.

g)     Employees of PT – SI – who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

The actuarial valuations for these plans as of December 31, 2002, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Disability table: Swiss Reinsurance CompanyTurnover
of employees: Nil

130	2002 ANNUAL REPORT

(*)     Except for Diário de Notícias and Marconi Fundo de Melhoria, where there is no pension growth rate.

The following table sets out the funded status of the PT Comunicações, PT-SI and Lusomundo plans as of December 31, 2002 and 2001:

As of December 31, 2002 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in balance sheet as of that date is presented below:

(i)

Actuarial losses and gains result basically from: (a) difference between the actual and expected return on fund assets; and (b) higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of sixteen years, which corresponds to the estimated average working life of employees. During the year ended December 31, 2002 there were actuarial losses, net amounting to € 232,060,000, resulting mainly from the under performance of the pension funds.

(ii)

The transition obligation results from the first time recognition of post retirement benefits, made in 1993. This amount will be amortized over the estimated average working life of employees at that date, which was estimated to be eighteen years.

As of December 31, 2002 and 2001, the plan assets of PT Comunicacoes consist of:

The pension liabilities of PT Comunicações, PT – SI and Lusomundo were recorded in the consolidated balance sheet as of December 31, 2002, in the following captions:

131	2002 ANNUAL REPORT

A summary of the components of the net periodic pension cost for the years ended December 31, 2002, 2001 and 2000 is presented below:

The total pension costs recorded in the year ended December 31, 2002, 2001 and 2000 were € 169,822,476, € 259,916,427 and € 304,406,380, respectively (Note 30.4).

Curtailment costs were recorded in the caption “Work Force Reduction Program Costs”.

The contributions made to the pension funds and payments to pensioners in the years ended December 31, 2002 and 2001 were as follows:

During 2002, Telesp Celular has increased the provision to cover the accrued post retirement liability regarding its defined benefit plan (Note 3.g)), by € 140,466 (Note 30.4). Pension contributions made by Telesp Celular (including the defined contribution plan and the defined benefit plan) in the year ended December 31, 2002 amounted to € 903,147 and were recorded as “Post retirement benefits” (Note 30.4).

As of December 31, 2002 the accrued post retirement liabilities includes € 178,895, relating to the post retirement liabilities of Brasilcel’s subsidiaries (Note 30.3).

2. Other Employee Benefits

As referred to in Note 3.h), PT Comunicações and PT — SI are liable for the payment of post retirement health care benefits to employees and their eligible relatives.

The actuarial valuations for these plans prepared by an independent actuary, as of December 31, 2002, used the projected unit credit method and considered the following assumptions and rates:

132	2002 ANNUAL REPORT

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on this study the accumulated post retirement health care benefit obligation as of December 31, 2002 and 2001 was € 639,229,395 and € 635,680,395, respectively.

As of December 31, 2002 the reconciliation between the present value of post retirement health care obligations and the liability recorded in the balance sheet is presented below:

(i)

Actuarial losses and gains result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over sixteen years, which corresponds to the average working life of employees.

(ii)

The transition obligation results from the first time recognition of other employee benefits, made in 1997. This amount will be amortized over the estimated average working life of employees at that date, which was estimated to be eighteen years.

The accrued post retirement liability recorded as of December 31, 2002 and 2001 amounts to € 471,048,790 and
€ 635,677,196, respectively (Note 30.3).

A summary of the components of the net periodic post retirement health care cost for the years ended December 31, 2002, 2001 and 2000, is presented below:

The total post retirement benefit costs recorded in the year ended December 31, 2002, 2001 and 2000 were € 58,307,950, € 58,509,084 and € 68,225,577, respectively (Note 30.4).

133	2002 ANNUAL REPORT

Curtailment costs were recorded in the caption “Work Force Reduction Program Costs”.

The difference between the cost recorded in the year ended December 31, 2002 and the figures presented in the actuarial valuations results from an adjustment to the 2001 actuarial valuation report, which implied a reduction of post retirement health care benefits and work force reduction program costs of € 152,256 and € 262,794, respectively.

During 2002, Telesp Celular has increased the provision to cover its proportion of the estimated deficit in the Sistel Medical Fund by € 19,229 (Note 30.4)

As of December 31, 2002 the accrued post retirement health care liabilities include € 263,214 relating to healthcare liabilities of Brasilcel’s subsidiaries (Note 30.3).

3. Balance sheet captions

Accrued Post Retirement Liability

This caption consists of:

4. Profit and loss captions

31. Financial instruments and risk management

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorisation from Portugal Telecom’s Executive Commitee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year, to determine the economic and financial implications of their cancellation.

134	2002 ANNUAL REPORT

Interest rate exposure

Interest rate swaps were obtained by Portugal Telecom in order to diversify interest rate exposure or to take advantage of the possibility of converting from variable rates to fixed rates. Considering that interest rates are at historical low levels and their expected future evolution, Portugal Telecom has entered into new interest rate swap contracts and restructured its current portfolio so as to increase the proportion of its fixed rate debt. Consequently, the impact of a possible increase in interest rates on future financial costs on loans contracted has been reduced significantly. As of December 31, 2002 the loans with interest rate swaps totalled approximately € 2,983 million, with an average maturity of 4.1 years. As a result of these operations, the proportion of debt indexed to fixed rates, increased to 75.8% of total debt.

Exchange rate and interest rate exposure

Cross currency swaps were obtained primarily to reduce exposure of assets denominated in Brazilian Reais and to diversify interest rate exposure. At December 31, 2002, the Company had a total debt resulting from swaps to U.S. Dollars, with an average maturity of 6.3 years, of approximately € 200 million. At this date, Brasilcel’s subsidiaries have financial instruments to reduce its debt’s exposure to US Dollars and Euros.

As of December 31, 2002, Brasilcel’s subsidiaries also had cross currency swaps (Brazilian Reais/US Dollars) to cover accounts payable denominated in U.S. Dollars amounting to US$ 1,159.2 million, with an average maturity of 2.2 years. These subsidiaries also contracted call options for the sale of US$ 300 million with a maturity of 1.7 years. Additionally, these subsidiaries had cross currency swaps (Euro/Brazilian Reais), with an average maturity of 1.8 years, amounting to € 760.2 million.

Equity swaps

In previous periods, the Company contracted equity swaps on own shares to cover the responsibility arising from incentive plans to minimise exposure to changes in the market value of its own shares (Note 32). As the closing of these derivative contacts is expected to occur during 2003 and considering the current market value of Portugal Telecom’s stock price, the Company recorded a provision (Note 18) to cover for the difference between the strike price of these derivatives (that vary between € 9.55 and € 12.07 per share) and Portugal Telecom’s stock price at year end (€ 6.55 per share).

As referred in Note 18, the Company contracted an equity swap regarding the shares of PT Multimédia, with maturity on May 6, 2003. As of December 31, 2002, the Company recorded a provision to cover for the difference between the strike price of this derivative (€ 14.1 per share) and PT Multimédia’s stock price at year end (€ 10.62 per share).

Fair value of financial instruments

As of December 31, 2002 the carrying value and fair value of financial instruments are as follows (amounts in millions of Euro):

(i)

Certain derivatives included in this caption were renegotiated during 2002. As a result of those negotiations, the company received upfront fees which were recorded as deferred income and will be recognized in income during the remaining period of those contracts. As of December 31, 2002, deferred income related with these derivatives amount to € 93,132,085 (Note 17).

(ii)	The carrying value corresponds to the provision recorded to cover for these derivatives (Note 18).
(iii)	The carrying value corresponds to the provision recorded to cover these derivatives (€ 62,4 million, Note 18), plus the accrued financial costs associated with this contract (€ 6,1 million).

135	2002 ANNUAL REPORT

The favorable fair value evolution in 2002 of these financial instruments to cover interest rate exposure, is mainly a result of the renegotiation and unwinding of the swap contracts, as well as the favorable evolution that occurred in the market (specially in interest rates).

32. Incentive plans

As of December 31, 2002, the Company had the following incentive plans:

(a)     On April 21, 1998 at Portugal Telecom’s annual shareholders’ meeting an incentive plan was approved for the directors and certain employees of Portugal Telecom and its subsidiaries, consisting of options to purchase shares of Portugal Telecom. Under the terms of the plan its beneficiaries have the option to acquire 2,927,725 shares at a price of Euro 9.39 per share.

The options are exercisable during three months periods starting on the dates defined in the plan, as follows:

The options not exercised within the above periods can be exercised at a single time during the three months period starting after the last exercisable date defined in the plan, that is June 8, 2003.

To cover the exposure to variations in the price of shares subject to sale at the price defined in the incentive plan, Portugal Telecom carried out hedging operations in the year 2000, with total return swaps on Portugal Telecom’s own shares. The annual cost of these operations will be recognised over the period of the plan (Note 3.u)).

As of December 31, 2002, the Company had a provision of € 5,085,907 (Note 18) to cover the costs related with this plan.

(b)     On September 27, 1999, at an extraordinary shareholders’ meeting of Portugal Telecom, another incentive plan was approved for directors and senior managers of Portugal Telecom and its subsidiaries, consisting of shares and options to purchase shares of Portugal Telecom. This new plan allows for the delivery of up to 6,120,000 shares and options to purchase shares (at a price of 11.38 Euros) in a period of three years, with an effective starting date on April 27, 2000. During the year ended December 31, 2002, the Company delivered 571,876 shares under this plan, corresponding to a total cost of € 4,144,671. On December 31, 2002, the provision to cover the estimated costs at that date related with this plan, taking into account hedging operations carried out in the year 2000 with total return swaps on Portugal telecom’s own shares, amount to € 4,087,355 (Note 18).

33. Contingencies and Commitments

a)     Tax contingencies

As of December 31, 2002, the Company is subject to certain tax contingencies. The Company’s management, based on information obtained from the Company’s legal counsel, does not expect that the resolution of these matters will have a material adverse effect on the Company’s financial position or results of operations. These contingencies, which have not been provided for as of December 31, 2002, are as follows:

- The tax returns of the former TLP for the years 1990 and 1993, of the former TP for the year 1993 and of PT for the years 1997, 1998 and 1999, were reviewed by the tax authorities, resulting in additional income tax assessments amounting to € 28,008,616. Portugal Telecom decided to contest these assessments, as, in the opinion of its lawyers, the outcome should be in Portugal Telecom’s favour.

136	2002 ANNUAL REPORT

- Portugal Telecom is challenging the assessments made by the Municipal Councils of Oporto and Lisbon relating to the usage of public rights-of-way for its telecommunications infrastructure, which as of December 31, 2002 were as follows:

Pursuant to the New Basic Law (Law 91/97 of July 3, 1997, published on August 1, 1997), operators of basic telecommunications networks, such as Portugal Telecom, are exempt from municipal taxes and rights-of-way and other fees with respect to access to and installation and usage of their telecommunications networks in connection with their obligations under their concession from the Portuguese Government, such as the Concession. The Portuguese Government has stated that the New Basic Law confirms the exemption under Article 29 of the Concession, which was established by the decree law authorizing the Concession. At this time, there can be no definitive assurance that the Portuguese Courts will accept that the New Basic Law resolves the claims for municipal assessments and taxes for the period prior to its enactment.

During 2002, Marconi S.A. (a Company presently integrated in PT Comunicações, S.A.) received corrections to the income tax of 1997, 1998 and 1999, of approximately € 13 million. These corrections are mainly arising from losses resulting from the sale and/or liquidation of some subsidiaries that tax authorities did not consider eligible for tax purposes. From such corrections, the amount that was considered due was paid (€ 99,649) and the remaining was complained considering the fact that such costs were inherent to the Company’s activity, as supported by independent tax experts.

Additionally, there are the following situations which are fully provided for:

1.     Due to additional assessments related with the 1999 and 2000 income tax returns, an accrual amounting to
€ 1,357,867 has been recorded and included in the provision for other risks and costs (Note 18).

2.     In relation to the 1997, 1998 and 1999 tax returns, in the case that the positions taken by Portugal Telecom are considered to be inadequate, taxes have been paid or accruals have been recorded, which, as of December 31, 2002, amounted to € 1,123,313 (Note 15).

3.     Other contingences for income tax purposes in PT Prime, amounting to € 1,200,547.

b)     Legal proceedings with employees

Portugal Telecom has entered into settlement agreements with certain employees and up to December 31, 2001 paid indemnities. According to Dispatch No. 138/97 from the Secretary of State for the Treasury and Finance, the Portuguese State will reimburse all these indemnities and any additional future ones, as they relate to the period prior to the formation of Portugal Telecom. As of December 31, 2002 the Portuguese State has already reimbursed Portugal Telecom the amount of € 25,057,331.

c)     Claims by a consumer protection association

The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP – Instituto de Comunicações de Portugal (currently ANACOM – Autoridade Nacional de Comunicações – “ANACOM”) and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO – Associação de Defesa do Consumidor (“DECO”). From a financial standpoint, the most relevant relate to the Inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted an appeal against to the Appeals Court, which maintained the decision of the first instance Court. PT Comunicações submitted an appeal against this decision to the Supreme Court.

137	2002 ANNUAL REPORT

Portugal Telecom, although considering that the final decision in this case may be unfavorable resulting in potential liabilities, did not record a provision to cover for this situation, as it is practically impossible to do a reasonable and accurate estimate of these responsibilities.

d) Guarantees

As of December 31, 2002 the Company has given guarantees and comfort letters to third parties, as follows:

As of December 31, 2002 the bank guarantees given by PT Multimédia and its subsidiaries are essentially related with bank loans. The bank guarantees given by PT Comunicações to third parties relate mainly to the Portuguese Tax Authorities in respect of the contingencies discussed in Note 33.a).

Global Telecom has an outstanding loan obtained from Banco Nacional de Desenvolvimento Económico e Social (BNDES) in Brazil, in the amount of approximately 336 million Brazilian Reais as of December 31, 2002. At that date certain covenants established in the loan contract, especially those related with the level of indebtedness and capitalization, were not being complied with by Global Telecom, although BNDES authorized the non-compliance as of December 31, 2002.

Portugal Telecom issued a comfort letter to Citibank, S.A., in favour of Global Telecom, regarding hedging operations made by this subsidiary company in Brazil totalling € 299,692,669.

e) Purchase commitments

As of December 31, 2002, the Company had assumed commitments for the purchase of basic equipment amounting to approximately € 45,600,000.

f) Financial commitments

In October 2000, Medi Telecom entered into medium and long term loan contracts totalling € 1,000,000,000 with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

Under the provisions of the contracts, Medi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Medi Telecom (Portugal Telecom, through PT Móveis (31.34%), Telefónica Móviles, S.A. (31.34%) and Banque Marrocaine di Commerce Exterior Group (19.14%)) signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Medi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. This commitment is limited, during the loan period, to a maximum accumulated amount of € 210,000,000 and ends as soon as Medi Telecom reaches a debt/EBITDA ratio of less than 3.0 during four consecutive quarters.

138	2002 ANNUAL REPORT

34. Transactions with Related Entities

a) Concession Agreement

On February 15, 1995, through Decree Law 40/95, the Portuguese Government granted Portugal Telecom the exclusive right to provide infrastructure and leased circuit services as well as fixed telephone, telex and telegraphy services in Portugal. These rights were granted for an initial period of 30 years and can be renewed for successive minimum periods of 15 years. The above-referred exclusive rights remained in force up to the date that the Portuguese Government liberalized the telecommunications industry.

This Decree Law and the subsequent Concession Contract dated March 20, 1995 (the “Concessions Contract”) establish the administrative and operational obligations of Portugal Telecom, the basic service prices framework, and the rent payable to the Portuguese State. This rent amounts to 1% of the Company’s gross operating revenues from services covered by the Concession, after the deduction of losses incurred in meeting the universal service obligations and certain other items.

On September 9, 2000, through Decree Law 219/2000, the Portuguese Government approved the transfer of Portugal Telecom’s position in the Concession Agreement to PT Comunicações and established the conditions for the related transfer of assets, liabilities, rights and obligations from Portugal Telecom to PT Comunicações.

On December 11, 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network (Note 1).

b) Pricing

On December 30, 2002, a Pricing Convention for the fixed telephone service for 2002 and 2003 was signed between PT Comunicações, ANACOM and DGCC. The pricing convention establishes caps on average annual price changes for calls, excluding international calls, of CPI – 3% and CPI – 2.75% for 2002 and 2003, respectively.

c) Discounts to retired Portuguese citizens

In accordance with Decree Law 20-C/86 certain eligible retired Portuguese citizens are entitled to a discount on the telephone tariff, which is reimbursed to Portugal Telecom by the Portuguese State. Up to December 31, 2001, this receivable balance was to be offset against the concession rent payable to the Portuguese State. In conjunction with the negotiations for the acquisition of the ownership of the Basic Network, the Company agreed with the Portuguese State the payment of the net balance due as of December 31, 2001 amounting to € 60,380,376 which occurred in December 2002. As of December 31, 2002, the account receivable balance from the Portuguese State related with this situation amounts to € 27,399,604 (Note 7). The Portuguese State committed to settle this balance during 2003, and to include that expense in the Annual State Budget of incoming years, as stated by Decree Law 18/2003.

d) Rent payable to the Portuguese State

Based on the current Concession Contract, the Company had to pay, up to December 31, 2002, an annual concession rent to the Portuguese State (Note 1), which amounted to € 16,604,413, and € 13,167,138, respectively, for the years ended December 31, 2002 and 2001. The concession rent for 2002 was included in the total consideration paid by the Company for the acquisition of the Basic Network (Note 1).

35. Assets and Liabilities in Foreign Currencies

The financial statements include monetary assets and liabilities denominated in foreign currencies, mainly: US Dollars, Brazilian Reais and currencies of other countries in Europe outside the Euro area (primarily British Pounds and Swiss Francs), Special Drawing Rights (“SDRs”), Japanese Yen and various other currencies. A summary of these amounts, translated to Euro, is as follows:

139	2002 ANNUAL REPORT

(a)	Certain of these loans are covered by currency swap agreements (Notes 3.q) and 31).

36. Disclosures about segments of the company and related information

36.1 General

The basis used by management to identify the reportable segments was a combination of the following factors:

(i) Differences in products and services;
(ii) Differences in regulatory environments; and
(iii) Geographic areas.

These segments are consistent with the way management currently analyses its businesses.

The Company identified the following reportable segments:

PT Comunicações (1);
PT Prime (2);
TMN (3);
PT Multimédia (4); and
Telesp Celular Participações (5).

(1)     This business segment derives its revenues principally from the following products and services: fixed telephone service; wholesale services; directories; and sales of telecommunication equipment.

(2)     This business segment derives its revenues principally from the following products and services: data communications; leased lines; outsourcing and net solutions; and Internet Business to Business.

(3)     This business segment derives its revenues from mobile telecommunication services in Portugal.

(4)     This business segment, presently, derives its revenues basically from the transmission of cable television programs, media services and internet services to residential customers.

(5)     This business segment corresponds to Telesp Celular, the leading mobile operator in the State of São Paulo. It also includes the investment in Global Telecom (the mobile operator in the States of Paraná and Santa Catarina) which is accounted by the equity method.

140	2002 ANNUAL REPORT

Transactions between segments are accounted for in the same manner as transactions with external parties.

The summarized results for each reportable segment do not include some extraordinary items as capital gains or losses from the sale/exchange of financial assets and are presented before consideration of the minority interests at Group level. The minority interests considered in each reportable segment are only related to the direct interests of minority shareholders of subsidiaries of the sub-holdings for each reportable segment.

36.2. PT Comunicações

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2002, 2001 and 2000, are presented below:

2002	2001	2000
Services rendered - external customers	1,957,083,317	2,150,903,845	1,917,433,938
Services rendered - intersegment revenues	317,922,484	238,653,996	210,733,377
Sales of merchandise and products - external customers	26,005,089	33,745,609	38,997,239
Sales of merchandise and products - intersegment sales	351,263	89,990	109,571
Operating revenues	2,301,362,153	2,423,393,440	2,167,274,125
Wages and salaries	(303,915,649)	(311,837,597)	(312,456,600)
Post retirement benefits	(180,873,048)	(137,880,432)	(117,935,865)
Costs of telecommunications	(479,494,263)	(547,668,852)	(240,610,594)
Depreciation and amortization	(392,081,077)	(389,479,656)	(450,999,671)
Own work capitalized	64,283,062	120,956,745	104,022,301
Cost of products sold	(23,965,076)	(31,553,048)	(35,861,259)
Marketing and publicity	(18,737,629)	(25,349,163)	(36,325,047)
Concession fee	(16,278,750)	(12,706,488)	(20,778,077)
Other general and administrative	(239,249,813)	(252,748,267)	(242,748,158)
Other net operating income	(146,265,175)	(179,761,661)	(240,968,520)
Operating costs and expenses	(1,736,577,418)	(1,768,028,419)	(1,594,661,490)
Operating income	564,784,735	655,365,021	572,612,635
Interest and related expenses	(35,848,387)	(36,988,873)	(55,311,743)
Interest and related income	20,755,515	23,407,270	28,126,258
Losses on sales and disposals of fixed assets, net	10,779,138	15,127,460	16,230,678
Equity in earnings of affiliated companies	(2,374,945)	(3,096,629)	889,258
Work force reduction program costs	(49,313,318)	(183,877,898)	(251,008,996)
Other non-operating (expenses)/income	2,063,630	(1,547,392)	5,514,530
Income before income tax	510,846,368	468,388,959	317,052,620
Provision for income taxes	(161,678,294)	(193,979,039)	(168,416,676)
Net Income	349,168,074	274,409,920	148,635,944

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are € 956,865,812, € 1,044,844,677 and € 1,023,612,306, respectively.

Capital expenditures for this reportable segment, for the years ended December 31, 2002, 2001 and 2000 are
€ 576,304,767, € 326,668,686 and € 311,803,553, respectively. For 2002 and excluding the acquisition of the Basic Network, capital expenditure for this reportable segment would amount to € 227,909,180.

Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 4,034,280,778 and € 4,854,626,454, respectively.

141	2002 ANNUAL REPORT

36.3. PT Prime

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2002, 2001 and 2000, are presented below:

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2002, 2001 and 2000, are € 31,668,027, € 26,776,911 and € 35,262,911, respectively.

Capital expenditures for this reportable segment, for the years ended December 31, 2002, 2001 and 2000 are
€ 40,927,947, € 66,732,311 and € 68,085,913, respectively. For 2002 and excluding the acquisition of the Basic Network capital expenditures for this reportable segment would amount to € 227,909,180.

Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 330,329,304 and € 657,006,039, respectively.

142	2002 ANNUAL REPORT

36.4. TMN

Summarized profit and loss statements for this reportable segment, for the years ended December 31 2002, 2001 and 2000, are presented below:

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are € 623,213,815, € 538,441,751 and € 390,731,052, respectively.

Capital expenditures for this reportable segment for the years ended December 31 2002, 2001 and 2000 are
€ 282,698,776, Euro 283,335,156 and € 352,575,294, respectively.

Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 1,488,369,025 and € 1,325,275,863, respectively.

143	2002 ANNUAL REPORT

36.5. PT Multimédia

Summarized profit and loss statements for this reportable segment, for the years ended December 31 2002, 2001 and 2000, are presented below:

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are € 76,003,763, € 42,566,192 and € (44,941,676), respectively.

Capital expenditures for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are
€ 84,837,508, € 143,510,013 and € 103,799,842, respectively.

Total assets for this reportable segment, as of December 31, 2002 and 2001 are € 867,719,248 and € 1,993,717,139, respectively.

144	2002 ANNUAL REPORT

36.6. Telesp Celular Participações

Summarized profit and loss statements for this reportable segment, for the years ended December 31, 2002, 2001 and 2000 are presented below:

EBITDA (Operating income more depreciation and amortisation) for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are € 512,684,927, € 458,603,986 and € 533,444,886, respectively.

Capital expenditures for this reportable segment for the years ended December 31, 2002, 2001 and 2000 are
€ 88,163,239, € 457,868,854, and € 431,963,966, respectively.

36.7.     Reconciliations required by SFAS 131

a)     Operating revenues

145	2002 ANNUAL REPORT

b) Net income

c) Total assets

37. Subsequent Events

  On January 16, 2003, Brasilcel, through its subsidiary Telesp Celular Participações, entered into an agreement with the Brazilian company Fixcel to acquire Tele Centro Oeste Participações S.A. (“TCO”), the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. The proposed acquisition of 100% of TCO will be carried out by Telesp Celular Participações and will be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represent 61.1% of TCO’s voting capital, for approximately R$ 1,408 million (€ 404 million); (2) a public offering to the holders of TCO common shares; and (3) the incorporation of TCO by Telesp Celular Participações through a merger of Telesp Celular Participações shares for the remaining TCO shares. This acquisition is expected to enhance Brasilcel’s leadership and competitive position in the Brazilian market, reaching over 16.8 million customers and a national market share in excess of 50%. After this acquisition, Brasilcel will have three times more customers than the second mobile operator in Brazil. The proposed transaction is expected to be completely funded in Reais by Telesp Celular Participações and the others mobile operators in Brazil held by Brasilcel.

146	2002 ANNUAL REPORT

Exhibit I – Details of Subsidiary, Affiliated and Investee Companies as of December 31, 2002

1.     Companies included in the consolidation

The following companies were included in the consolidation as of December 31, 2002 and 2001:

147	2002 ANNUAL REPORT

Company	Head Office	Activity	Percentage of ownership		
			2002		2001
			Direct	Total	Total
EJV – Plataforma de Comércio Electrónico, S.A. ("EJV")	Lisbon	Creation and management of electronic commerce platforms for goods and services	PT Multimédia.com (100%)	100.00%	38.97%
Elta - Empresa de Listas Telefónicas de Angola, Lda. ("Elta") (f)	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	67.99%
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Movies exhibition activities.	Lusomundo SII (100%)	56.40%	53.27%
Empresa de Recreios Artísticos, Lda. ("Empresa de Recreios Artísticos") (Exhibit I 3)	Lisbon	Movies exhibition, management and organization of public events.	-	-	49.00%
Empresa do Jornal de Notícias, S.A. ("Jornal de Notícias")	Oporto	Newspaper edition and publication.	Lusomundo Media (99,64%)	42.19%	40.36%
Empresa Gráfica Funchalense, S.A.	Lisbon	Providing services of graphic art namely typography, lithography, plasticizing, book binding, fotocomposition and offset.	Lusomundo Serviços (50%)	28.24%	27.02%
Foliver - Serviços de Telecomunicações e Transferência de Informação, S.A.	Lisboan	Establishment, management and operation of telecommunications infrastructures and provision of telecommunications services.	PT Multimédia.com (74,88%)	74.88%	39.97%
Grafilme - Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on movies subtitling	Lusomundo Serviços (50%)	28.24%	30.02%
Grande Reportagem - Sociedade Editora, Lda. (Exhibit I. 3)	Lisbon	Edition, commercialisation, distribution and import/export of both periodical and non-periodical publications.	-	-	40.51%
Infonet Portugal – Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	78.75%	78.75%
Infordesporto - Informática e Desporto, S.A. ("Infordesporto") (Exhibit I. 3)	Lisbon	Commercialisation of value added products and services in the area of information and communication by computer through access to the Infonet world network.	-	-	39.98%
Intertelecom, Ltda. ("Intertelecom")	São Paulo	Management of investments.	PT Móveis (100,00%)	100.00%	100.00%
Janela Digital - Informativo e Telecomunicações, Lda ("Janela Digital")	Caldas da Rainha	Development of IT solutions to the real state market.	PT Multimédia.com (50%)	50.00%	26.69%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication.	Lusomundo Média (51,34%)	21.74%	20.80%
Kabwe, Ltda. ("Kabwe")	São Paulo	Management of investments.	PT Multimédia.com (100%)	100.00%	53.38%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (57%)	57.00%	60.00%
LTM - Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialisation of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusocine - Sociedade Exibidora de Filmes, Lda. ("Lusocine") (Exhibit I. 2)	V.R.S. António	Developing activities on movies exhibition.	Lusomundo (82,75%)	46.73%	-
Lusomundo - Sociedade Gestora de Participações Sociais, SGPS, S.A. ("Lusomundo")	Lisbon	Management of investments.	PT Multimédia (99,98%)	56.47%	54.03%
Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialisation, distribution and production of audiovisual products.	Lusomundo (100%)	56.47%	54.03%
Lusomundo - Audiovisuais, SGPS, S.A. ("Lusomundo Audiovisuais" (a)	Lisbon	Management of investments.	-	-	54.03%
Lusomundo - Serviços, SGPS, S.A. ("Lusomundo Serviços")	Lisbon	Management of investments.	Lusomundo(100%)	56.47%	54.03%

Company	Head Office	Activity	Percentage of ownership		
			2002		2001
			Direct	Total	Total
Lusomundo - Sociedade Investimentos Imobiliários, SGPS, S.A. («Lusomundo SII»)	Lisbon	Management of real estate assets.	Lusomundo (99,87%)	56.40%	53.27%
Lusomundo Cinemas, S.A. («Lusomundo Cinemas»)	Lisbon	Movies exhibition and management of public events.	Lusomundo (100%)	56.47%	54.03%
Lusomundo Editores, S.A.	Lisbon	Movies distribution.	Lusomundo (100%)	56.47%	54.03%
Lusomundo España, SL	Madrid	Management of investments relating to activities in Spain.	Lusomundo (100%)	56.47%	54.03%
Lusomundo Imobiliária 2, S.A.	Lisbon	Management of real estate assets.	Lusomundo SII (99,80%)	56.29%	52.11%
Lusomundo Media, SGPS, S.A. («Lusomundo Media»)	Lisbon	Management of investments.	Lusomundo (74,97%)	42.34%	40.51%
Lusomundo Moçambique, Lda.	Maputo	Movies exhibition and management of public events.	Lusomundo (90%) Lusomundo Cinemas (10%)	56.47%	54.03%
Lusomundo.net - Comércio Electrónico e Informática, Lda.	Lisbon	Providing multimedia and telecommunication services.	Lusomundo Serviços (100%)	56.47%	54.03%
Mascom Wireless Botswana (Proprietary) Limited ("Mascom") (c)	Botswana	Provision of mobile telecommunications services.	PT Móveis (50,01%)	50.01%	66.41%
Mega Média, Soluções Multimédia, S.A. («Mega Média») (Exhibit II. a))	Lisbon	Provision of services in the areas of development consultancy, production and commercialisation of solutions and technology in interactive systems, especially in electronic commerce and multimedia	PT Sistema de Informação (100%)	95.00%	75.00%
Mobitel, S.A. – Telecomunicações ("Mobitel")	São Paulo	Provision of telecommunication services, and data and information transmission.	PT Brasil (56,96%)	56.96%	48.96%
Motormédia - Comércio, Publicidade e Serviços Multimédia, S.A. («Motormédia»)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialisation of a site dedicated to the car sector.	PT Multimédia.com (74,90%)	74.90%	39.98%
Notícias Direct - Distribuição ao Domicílio, Lda.	Lisbon	Home delivery of publications and other services.	Lusomundo Serviços (100%)	56.47%	53.89%
Oficina do Livro - Sociedade Editorial, Lda.	Lisbon	Edition and publication of books and other periodical material.	Editorial Notícias (51%)	21.59%	20.66%
Platoforma - Empresa de Trabalho Temporário, Lda. ("Platoforma")	Lisbon	Supply of temporary labour to third parties, personnel selection and professional training.	PT Contact (100%)	100.00%	100.00%
Portelcom Fixa, S.A. ("Portelcom Fixa") (Note 1)	Rio de Janeiro	Management of investments.	PT Móveis (100%)	100.00%	100.00%
Portelcom Participações, S.A. ("Portelcom Participações") (Note 1)	São Paulo	Management of investments.	PT Móveis (59,83%) Ptelecom Brasil (25,80%) Intertelecom (14,37%)	100.00%	100.00%
Portugal Telecom Angola, Lda. ("PT Angola") (b)	Luanda	Provision and sale of public and private telecommunications services and products, and investment and management of other companies.	-	-	100.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	P ortugal Telecom (95,92%) PT Comunicações (4,04%)	99.96%	99.96%
Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99,94%) PT Comunicações (0,06%)	100.00%	100.00%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")	Bruxelas	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98,67%)	98.67%	98.67%
Portugal Telecom Inovação Brasil, Ltda. (Exhibit I 2.)	São Paulo	Development of information thermologies and telecommunications services.	PT Inovação(100%)	100.00%	-

149	2002 ANNUAL REPORT

Company	Head Office	Activity	Percentage of ownership		
			2002		2001
			Direct	Total	Total
Portugal Telecom Internacional Finance B.V. ("PTI Finance BV")	Amsterdam	Obtaining of financing for the group in the international market.	Portugal Telecom (100%)	100.00%	100.00%
PT Ventures, SGPS, S.A. («PT Ventures») (ex. PT Internacional SGPS, S.A.)	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom Investment Company, Limited ("PT Investment")	Cayman Islands	Obtaining of financing for the group in the international market.	Portugal Telecom (100%)	100.00%	100.00%
Portugal Telecom, Inovação, S.A. («PT Inovação»)	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Premium TV Portugal, S.A. («Premium TV»)	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of TV programs.	PT Conteúdos (46%) Lusomundo (8%)	30.50%	29.18%
Pressmundo - Editora de Publicações, S.A.	Lisbon	Edition of publications including electronic supports.	Lusomundo Media (98,72%)	41.79%	28.35%
PrimeSys, S.A. («PrimeSys»)	São Paulo	Provision of services in the areas of information technology and telecommunications.	PT Brasil (100%)	100.00%	100.00%
PrimeSys, Soluções Empresariais, S.A. – ex. BUS (PrimeSys Soluções Empresariais) (Exhibit I 3)	São Paulo	Provision of services in the areas of information technology and telecommunications.	PrimeSys (100%)	100.00%	-
PT – Sistemas de Informação, S.A. ("PT - Sistemas de Informação")	Oeiras	Provision of IT systems and services.	Portugal Telecom (94,8%) PT Comunicações (0,1%) TMN (0,1%)	95.00%	95.00%
PT Comunicações (Note 1)	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	Portugal Telecom (100%)	100.00%	100.00%
PT Contact - Telemarketing e Serviços de Informação, S.A. ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%
PT Conteúdos, SGPS, S.A. («PT Conteúdos»)	Lisbon	Management of investments in the multimedia industry.	PT Multimédia (100%)	56.48%	54.05%
PT Meios-Serviços de Publicidade e Marketing, S.A.	Lisbon	Purchase, sale and exchange of space adventising, analysis of marketing investment projector.	Portugal Telecom (100%)	100.00%	-
PT Móveis, SGPS, S.A. ("PT Móveis") (c)	Lisbon	Management of investments in the mobile industry.	TMN (100%)	100.00%	100.00%
PT Multimédia.com Brasil, Ltda. («PT Multimédia.com Brasil»)	São Paulo	Management of investments.	PT Brasil (100%)	100.00%	53.38%
PT Multimédia.com, SGPS	Lisbon	Management of investments in the multimedia industry.	Portugal Telecom (100%)	100.00%	53.38%
PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A.	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	PT Prime SGPS (87,50%)	87.50%	87.50%
PT Prime Tradecom – Soluções Empresariais de Comércio Electrónico, S.A. ("Tradecom")	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Tradecom SGPS (66%)	66.00%	66.00%
PT Prime, SGPS, S.A. ("PT Prime SGPS")	Lisbon	Management of investments, under the business areas of corporate market and large customers.	Portugal Telecom (100%)	100.00%	100.00%
Ptelecom Brasil, S.A. ("Ptelecom Brasil") (Note 1)	Rio de Janeiro	Management of investments.	PT Móveis (100%)	100.00%	100.00%

150	2002 ANNUAL REPORT

Company	Head Office	Activity	Percentage of ownership		
			2002		2001
			Direct	Total	Total
PTI Serviços - Consultoria Telecomunicações, S.A.	Lisbon	Commercialization of products, equipment and services of telecommunication, information systems and technologies.	Portugal Telecom (100%)	100.00%	99.99%
PT-Multimédia – Serviço Telecomunicações. e Multimédia, SGPS, S.A.	Lisbon	Management of investments in the multimedia industry.	Portugal Telecom (56,48%)	56.48%	54.05%
Publicações Prodiário, S.A. («Prodiário»)	Lisbon	Developing publishing and editorial activities.	Lusomundo Media (100%)	42.34%	40.51%
Rádio Notícias - Produções e Publicidade, S.A. («Rádio Notícias»)	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Média (67,71%) Jornal de Notícias (10%) Diário de Notícias (5%)	35.00%	33.48%
Radiopress - Comunicação e Radiodifusão, Lda.	Oporto	Activities on radio broadcasting, edition and commercialisation of records, and other kind of audiovisual material.	Rádio Notícias (100%)	35.00%	33.48%
RJN - Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Rádio Notícias (100%)	35.00%	33.48%
Saber e Lazer - Informática e Comunicação, S.A. ("Saber e Lazer")	Lisbon	Information management and development of software products.	PTMultimédia.com (100%)	100.00%	53.38%
Satcom - Comunicações Móveis Via Satélite, S.A. (d)	Lisbon	Research, development and manufacture of telecommunications systems, engineering and integration of data transmission services and mobile telecommunications services by satellite.	-	-	100.00%
Simarc – Promoções Imobiliárias, S.A. ("Simarc")	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
Someios - Edições e Publicidade, Lda. («Someios») (a)	Oporto	Developing activities on promotion, publicity and distribution of several publications.	Jornal de Notícias (66,66%) Diário de Notícias (33,33%)	40.40%	40.39%
Someios - Sociedade Gestora de Participações Sociais, Lda. («Someios SGPS»)	Oporto	Management of investments.	-	-	40.51%
Sport Notícias - Organizações Desportivas, Lda. («Sport Notícias») (Exhibit I 3)	Oporto	Promotion and organization of sports competitions.	-	-	40.37%
Sportstat – Informação Desportiva Independente, S.A. (e)	Lisbon	Collection, processing, consultant providing, production, promotion	PT Multimédia.com (99,98%)	99.98%	39.97%
Superemprego - Sistemas de Informação para Gestão de Recursos Humanos, S.A. ("Superemprego")	Lisbon	Management and collection of information about the labor market.	PT Multimédia.com (63,75%)	63.75%	34.03%
TDC - Tecnologia das Comunicações, Lda. ("TDC")	Lisbon	Provision of services and cooperation in the telecommunications and postal areas as well as transfer of related technologies.	PT Comunicações (100%)	100.00%	100.00%
Telemática - Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer material, training personnel and installations.	PT Contact (100%)	100.00%	100.00%
Telepac II - Comunicações Interactivas, S.A.	Lisbon	Services rendered development and sale of telecommunications	PT Multimédia.com (100%)	100.00%	53.38%
Telesp Celular (Note 1)	São Paulo	Mobile cellular services operator.	Telesp Celular Participações (100%)	50.44%	41.23%
Telesp Celular International, Ltd.	Cayman Islands	Obtaining of financing for the Group in the international market.	Telesp Celular (100%)	50.44%	41.23%
Telesp Celular Overseas, Ltd.	Cayman Islands	Obtaining of financing for the Group in the international market.	Telesp Celular (100%)	50.44%	41.23%
Telesp Celular Participações (Note 1)	São Paulo	Management of investments.	PT Móveis (42,58%) Portelcom Participações (7,86%)	50.44%	41.23%

151	2002 ANNUAL REPORT

(a) (b) (c) (d) (e) (f)	As a result of Group reorganization these companies were merged.
This company was liquidated on May 24, 2002.
This company was sold to TMN on December 2002.
This company was dissolved.
On March 28, 2002, the ownership of this Company was transferred to PTM.com.
In February of 2002 PT Ásia sold 13% of participation in this company.

These subsidiaries were included in the consolidation by the full consolidation method based on the provisions of line a), item 1, article1 of Decree-law 238/91 of July 2 (majority of voting rights) except for Cabo Verde Telecom, which was consolidated based on line c), item 1, article 1 of that Decree-Law (dominant influence based on shareholders' agreements or similar contracts).

152	2002 ANNUAL REPORT

2. Companies excluded from the consolidation

The following companies were excluded from the consolidation as of December 31, 2002 and 2001:

153	2002 ANNUAL REPORT

(a)	These companies were excluded from consolidation due to their immateriality (item 1, article 4 of Decree-Law 238/91 of July 2).
(b)	Given the political and economic situation of Guinea Bissau, this company was excluded from the consolidation in 1998 and a provision in the amount of the investment has been recorded.
(c)	These companies are non operating
(d)

This company was consolidated by the equity method and not by the full consolidation method, because the nature of its business is not related with the Group's (item 4, article 4 of Decree-Law 238/91 of July 2).

(e)	This company was sold during the first semester of 2002.

154	2002 ANNUAL REPORT

3. Associated companies

The associated companies as of December 31, 2002 and 2001 are as follows:

156	2002 ANNUAL REPORT

(a) (b) (c)	As of December 31, 2002, these companies hold 100% of Global Telecom´s share capital.
On March 28, 2002, this investment was sold to Sportinveste Multimédia.
As of December 31, 2002, this investment is fully provided for.

These companies were consolidated by the equity method.

4. Companies Consolidated by the Proportional Method

The companies, which at December 31, 2002 and 2001 were consolidated by the proportional method, are as follows:

157	2002 ANNUAL REPORT

Exhibit II – Changes in the Group in the year ended December 31, 2002

The following main changes in the composition of the companies included in the consolidation occurred during the year ended December 31, 2002:

a)     Acquisitions

  On February 15, 2002 PT Prime SGPS acquired 3.6075% of Megamédia’s capital, increasing its participation to 63.6075%. Subsequently in October, 15 this investment was sold to PT SI by the amount of € 5,461,340.

  On April 12, 2002, PT Multimédia increased its interest in PT Multimédia.com to 100% of its share capital, through an Acquisition Public Offering of the remaining shares held by minority shareholders. PT Multimédia acquired 4,186,593 shares of PT Multimédia.com totalling € 8,113,738. This operation generated a goodwill of € 7,308,935.

  On June 30, 2002, Lusomundo Serviços subscribed one quota of the capital of Vasp representing 33.33% of its capital. The total cost of this acquisition was € 3,511,527, which generated a goodwill of € 2,452,949.

  In the last quarter of 2002, PT SI acquired 15.00% of the capital of Megamedia from BES by the amount of € 1,287,900 and 21.39% from the other shareholders by the amount of € 1,341,000. As a result of this acquisition PT SI holds 100% of the capital of the Megamédia.

  During 2002, Portugal Telecom acquired PT Multimédia shares in stock market, correspondent to 2.4% of the capital of this company. As of 31 of December 31, 2002 Portugal Telecom holds 88,617,454 PT Multimédia shares, which corresponds to 56.48% of its capital. These acquisitions generated a goodwill of € 18,825,556.

  On December 27, 2002, after approval of the National Agency of Telecommunications — ANATEL (“ANATEL”), TCP acquired through the holdings that participate directly in the capital of Global Telecom, 17% of the capital of this company. After this operation TCP holds indirectly 100% of Global Telecom’s capital. In this acquisition were spent approximately 82 million U.S. Dollar.

b)     Capital increases

  On July 1, 2002, BUS Serviços de Telecomunicações, S.A. changed its name to PrimeSys Soluções Empresariais, S.A. In December of 2002 this company increased its capital from 43,112,840 Brazilian Real to 109,438,121 Brazilian Real.

  In July of 2002, Medi Telecom increased its capital from 6,500,000,000 Moroccan Dirhams (“MAD”) to 7,975,000,000 MAD, paid and fully subscribed by its shareholders. In December occurred a new capital increase in this company from 7,975,000,000 MAD to 8,333,837,600 MAD, paid and subscribed by PT Ventures and Telefónica, having PT Ventures increased its participation to 31.34%.

  On September 9, 2002 was concluded the process of capital increase in Telesp Celular Participações. Portugal Telecom subscribed 76.6% of the issued shares, and subsequently sold 172,016,089 thousand shares to Telefónica Móviles S.A., representing 14.68% of the capital of TCP. After this operation the Company increased its participation in the TCP of 41.23% to 50.44%.

c)     Sales

  PT Prime SGPS sold 6,500,000 shares of Telefonica, which resulted in a capital gain of € 30,519,163.

158	2002 ANNUAL REPORT

  PTI sold 16.4% of Mascom by the amount of € 2,212,503, which resulted in a capital gain of € 199,532.

  On June 2002, Lusomundo Serviços sold its 100% investment in Deltapress to Vasp recognizing a capital gain of € 5,098,510.

d)     Other operations

  On June 28, 2002, after ANATEL’s approval of transfer of the control of BUS Telecomunicações to PrimeSys, a closing agreement was signed between the parts – Unibanco, Banco Bradesco, PT Prime SGPS, BUS Telecomunicações, BUS Holding, PrimeSys and Portugal Telecom, through which 23,191 preferred shares class “B” issued by BUS Holding belonging to PrimeSys, were cancelled and 266,701 ordinary shares of BUS Telecomunicações belonging to BUS Holding, equivalent to 80.01% of voting capital and 26.67% of total capital were delivered by BUS Holding to PrimeSys. As of that date PrimeSys became wholly owner of capital of BUS Telecomunicações, and Unibanco and Banco Bradesco, jointly holders of 100% of voting and total capital BUS Holding. This operation generated a goodwill, recorded by PrimeSys, of 137,700,000 Brazilian Reais.

  On December 27, 2002, and after ANATEL’s approval Brasilcel was constituted in equal parts by Group Portugal Telecom and Telefónica Group, through incorporation of the financial investments withheld by both the Groups in mobile phone companies in Brazil.

  During the last quarter of 2002, Companhia Portuguesa Rádio Marconi. S.A. (100% owned by PT Comunicações) merged legally into PT Comunicações, S.A., considering the economic and financial synergies of such merger.

REPORT OF INDEPENDENT AUDITORS

Amoreiras, Torre 1 - 15°
1070-101 Lisboa
Portugal

Tel: +(351) 21 381 60 00
Fax: +(351) 21 387 80 11

To the Shareholders and Board of Directors of
Portugal Telecom, SGPS, S.A.

1. We have audited the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. ("the Company") which comprise the consolidated balance sheet as of 31 December 2002, the related consolidated statements of profit and loss, shareholders' equity and cash-flows for the year then ended and the accompanying notes. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Portugal. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 31 December 2002 and the consolidated results of its operations, shareholders' equity and cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

4. The consolidated financial statements as of 31 December 2001 presented for comparative purposes only, were audited and the opinion thereon, included in the auditors' report dated 13 March 2002, included a qualification solved during 2002 and emphasis of a matter that are not applicable to the consolidated financial statements as of 31 December 2002. Additionally, as described in Note 2 to the consolidated financial statements as of 31 December 2002, these are not fully comparable with the consolidated financial statements of the prior year.

5. As mentioned in paragraph 4 above, the auditors' report on the consolidated financial statements as of 31 December 2001 was qualified with respect to the lack of information to conclude as to the ability of the Company to recover the goodwill generated on the acquisition of its investments in Telesp Celular Participações, S.A.. Subsequent to the date of that report, the Company obtained relevant information that indicated an impairment of that goodwill, which, net of the tax effect relating to the corporate restructuring of the mobile telephone operating companies, resulted in a provision of 500 million Euros, charged to retained earnings, as established in Portuguese Accounting Directive 8 (Note 18). In the second half of 2002 it was concluded the contribution of the investments in the mobile telecommunication operators in Brazil to Brasilcel N.V. (a company indirectly and equally owned by Portugal Telecom and Telefónica, S.A.) and the referred provision was used for the purpose it was recorded, being also used to cover estimated losses in certain other financial investments subsequently determined.

6. As described in the accompanying consolidated financial statements, shareholders' equity was reduced by 1,300 million Euros due to exchange losses basically arising from the translation of the financial statements of foreign subsidiaries.

Lisbon, March 3, 2003

Deloitte & Touche Quality Firm - Serviços Profissionais de Auditoria e Consultoria, S.A.
Tipo: Sociedade Anónima - Capital Social: 200.00 euros - NIPC: 502 310 090
Matriculada na Conservatória do Registo Comercial de Lisboa sob o n.° 1295
Sede: Amoreiras, Torre 1 15.° - 1070-101 Lisboa

160	2002 ANNUAL REPORT

APPENDIXES

161	2002 ANNUAL REPORT

Breakdown of Consolidated Operating Revenues

Euro million		
	2002	**2001**	**Δ %**
PT Comunicações	**1,983.1**	**2,184.6**	**(9.2)**
Fixed Telephone Service	1,512.1	1,712.8	(11.7)
Domestic	1,291.8	1,502.3	(14.0)
Fixed Charges	629.1	638.7	(1.5)
Traffic	662.7	863.7	(23.3)
Local	134.4	180.5	(25.6)
Regional	75.3	100.0	(24.7)
National	77.3	95.5	(19.0)
Internet	0.0	62.5	n.m.
Fixed-Mobile	364.1	417.7	(12.8)
Other	11.6	7.5	54.3
International	220.3	210.5	4.7
Wholesale	269.2	268.1	0.4
Traffic	128.1	116.1	10.3
Leased Lines	107.0	117.7	(9.1)
Telecast	34.1	34.3	(0.5)
Sales	26.0	33.7	(22.9)
Directories	139.1	136.8	1.7
Others	36.6	33.3	10.2
PT Prime	**264.9**	**215.9**	**22.7**
Data Communications	92.3	82.1	12.3
Broadband	8.7	9.3	(6.7)
Leased Lines	57.0	44.7	27.4
Voice	17.1	16.5	3.2
Internet	48.1	13.1	267.5
Outsourcing	13.2	15.9	(16.8)
Sales and Other	28.6	34.2	(16.4)
TMN	**1,266.6**	**1,171.9**	**8.1**
Services Rendered	1,132.0	1,006.7	12.4
Sales and Other	134.6	165.2	(18.5)
Telesp Celular	**1,217.6**	**1,401.2**	**(13.1)**
Services Rendered	1,048.6	1,178.7	(11.0)
Sales and Other	169.0	222.5	(24.0)
PT Multimedia	**640.3**	**592.9**	**8.0**
Pay TV	353.6	260.2	35.9
ISP and Portals	14.9	16.9	(11.7)
Media	119.0	138.1	(13.8)
Sales and Other	152.7	177.7	(14.0)
Other	**209.5**	**160.1**	**30.8**
Total	**5,582.0**	**5,726.6**	**(2.5)**

163	2002 ANNUAL REPORT

Operating Data by
Business Area

164	2002 ANNUAL REPORT

165	2002 ANNUAL REPORT

166	2002 ANNUAL REPORT

Mobile Businesses

167	2002 ANNUAL REPORT

168	2002 ANNUAL REPORT

169	2002 ANNUAL REPORT

170	2002 ANNUAL REPORT

PT Management

Boards of Directors

Portugal Telecom

Chairman - Francisco Luís Murteira Nabo
Director - Miguel António Igrejas Horta e Costa * (CEO)
Director - Zeinal Bava *
Director - Carlos Manuel de Lucena e Vasconcellos Cruz *
Director - Iriarte José de Araújo Esteves *
Director - Paulo Jorge da Costa Gonçalves Fernandes *
Director - Victor Manuel Pereira Dias
Director - Manuel António Ribeiro Serzedelo de Almeida **
Director - Carlos Alberto de Oliveira Cruz
Director - João Manuel de Mello Franco
Director - Fernando Maria da Costa Duarte Ulrich
Director - António Pedro de Carvalho Viana Baptista
Director - Joaquim Aníbal Brito Freixial de Goes
Director - Luís Augusto da Silva
Director - Israel Vainboim
Director - Fernando Abril-Martorell
Director - Jorge Humberto Correia Tomé
Director - Patrick Monteiro de Barros
Director - Jorge Maria Bleck

PT Comunicações

Chairman - Miguel António Igrejas Horta e Costa
Director - Carlos Manuel de Lucena e Vasconcellos Cruz * (CEO)
Director - Álvaro José Roquette Morais *
Director - Maria Josete M. Ramalho Palavra Berrones *
Director - Manuel Filipe Preto Garcia *
Director - José Pedro Pereira da Costa *
Director - Jorge Aníbal Metello de Nápoles

PT Prime SGPS

Chairman - Miguel António Igrejas Horta e Costa
Director - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - Álvaro José Roquette Morais
Director - José Pedro Pereira da Costa
Director - Iriarte José Araújo Esteves

PT Prime

Chairman - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - Álvaro José Roquette Morais * (CEO)
Director - Maria Josete M. Ramalho Palavra Berrones
Director – José João Sottomayor Roque de Pinho *
Director - José Pedro Pereira da Costa
Director - Manuel Filipe Preto Garcia
Director – Victor Augusto Brinquete Bento *

---

* Executive Committee (CE) Officers; CEO - Chief Executive Officer.
** Requested the temporary suspension of his term as a member of PT's Board of Directors on January 24, 2003.

171	2002 ANNUAL REPORT

PT Móveis

Chairman - Miguel António Igrejas Horta e Costa
Director - Iriarte José de Araújo Esteves * (CEO)
Director - Pedro Manuel Brandão Rodrigues *
Director - António Joaquim Simões Gomes de Azevedo
Director - José Manuel de Morais Briosa e Gala *

TMN

Chairman - Miguel António Igrejas Horta e Costa
Director - Iriarte José de Araújo Esteves * (CEO)
Director - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - Rodrigo Justino de Mendonça Ferreira *
Director - António Lopes Soares *
Director - António Joaquim Simões Gomes de Azevedo *
Director - Maria da Graça Galvão de Carvalho *

Telesp Celular Participações **

Chairman - Miguel António Igrejas Horta e Costa
Vice-Chairman - Iriarte José de Araújo Esteves
Vice-Chairman - Carlos Manuel de Lucena e Vasconcellos Cruz
Director - Zeinal Bava
Director - Paulo Jorge da Costa Gonçalves Fernandes
Director - Francisco José Azevedo Padinha
Director - Gilson Rondinelli Filho
Director - Eduardo Perestrelo Correia de Matos
Director - Luís Manuel Pêgo Todo Bom
Director - Norberto Veiga de Sousa Fernandes
Director - Estanislau José Mata Costa
Director - Guilherme Silvério Portela Santos
Director - José Pedro Faria Pereira da Costa
Director - Maria Paula de Almeida Martins Canais
Director - Rui Manuel de Medeiros d'Espiney Patrício
Director - Paulo José Soares
Director - António Gonçalves de Oliveira

PT Multimédia

Chairman - Miguel António Igrejas Horta e Costa
Director - Manuel Corrêa de Barros de Lancastre * (CEO)
Director - Luís Filipe Medeiros Cravo Ribeiro *
Director - José Manuel da Graça Bau *
Director - Luís Miguel da Fonseca Pacheco de Melo *
Director - José Augusto Castelhano Nunes Egreja *
Director - Manuel António Ribeiro Serzedelo de Almeida ***
Director - Fernando Maria da Costa Duarte Ulrich
Director - Joaquim Aníbal Brito Freixial de Goes
Director - Henrique Manuel Fusco Granadeiro
Director - Franquelim Fernando Garcia Alves
Director - José Pedro Sousa de Alenquer
Director - Joaquim Francisco Alves Ferreira de Oliveira
Director – Carlos Alpoim Vieira Barbosa

---

* Executive Committee (CE) Officers; CEO – Chief Executive Officer.

** Telesp Celular Management: Gilson Rondinelli Filho (CEO); Maria Paula Canais (VCEO); Luís Filipe Avelar (Director) and Carlos Alberto Ferreira Silva (Director).

*** Requested the temporary suspension of his term as a member of PT's Board of Directors on January 24, 2003.

172	2002 ANNUAL REPORT

173	2002 ANNUAL REPORT

Information to Shareholders

Trading in Shares and ADSs

PT shares are listed on the Euronext Lisbon Stock Exchange (code: PTCO.IN) and the New York Stock Exchange, as ADS - American Depository Shares (code: PT). One ADS represents one ordinary share.

The company’s share capital, as at December 31, 2002, comprised 1,254,285,000 shares with a nominal value of Euro 1 each, with 1,254,284,500 shares listed on the Euronext Lisbon and the New York Stock Exchange. There were 60,759,732 ADSs registered on the same date.

174	2002 ANNUAL REPORT

Information

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (Annual and Half Year Reports, Form 20F, Press Releases, etc) as follows:

Portugal Telecom
Investor Relations Office
Avenida Fontes Pereira de Melo, 40 — 8º
1069-300 Lisbon
Portugal
Tel: + (351) 215001701
Fax: + (351) 213556623
e-mail: vitor.j.sequeira@telecom.pt

Holders of ADSs may also request information and clarifications directly from PT’s depository bank for ADSs in New York.

The Bank of New York
ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, USA
Tel: 1 212 815 4693
Fax: 1 212 815 3050

Website

All publications and communications, in addition to information on the company's products, services and business are also available at: www.telecom.pt

Registered Office

Portugal Telecom, SGPS, S.A.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisbon
Portugal
Tel: + (351) 21 5002000

Financial Schedule — 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.